As Filed with the Securities and Exchange Commission on April 5, 2011

REGISTRATION NO. 333-
811-22012

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT K
(Exact Name of Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Name of Depositor)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (781) 237-6030

Sandra M. DaDalt, Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park, SC 2335
Wellesley Hills, Massachusetts 02481
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement or as soon thereafter as practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

PART A

_____________, 2011
SUN LIFE SOLUTIONS

This prospectus describes an individual flexible premium deferred variable annuity contract (“Contract”) issued by Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.),” “we,” “us,” “our”) in all jurisdictions except New York. The Contract is designed as a long-term investment vehicle for retirement planning and is not suitable for short-term investing or speculation. Persons wishing to employ such strategies should not purchase a Contract.

The Contract offers a choice of features and benefits. You, in consultation with your financial professional, determine which ones may be appropriate for you based on your financial circumstances and objectives. The fees and charges that you pay under your Contract are based on the features and benefits that you select. For example, if you select an enhanced death benefit or an optional living benefit, then your expenses will be higher than if you purchased a Contract without such benefits.

You may accumulate value on a tax-deferred basis under your Contract by allocating your money to one or more variable investment options (“Subaccounts”), and any investment option(s) available with our dollar cost averaging program (“DCA Account”). Each Subaccount, in turn, invests in a corresponding investment portfolio (“Portfolio”) of one of the following investment companies.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
AllianceBernstein Variable Products Series Fund, Inc.
BlackRock Variable Series Funds, Inc.
Columbia Funds Variable Insurance Trust I
Variable Insurance Products Fund II1
Variable Insurance Products III[1]
First Eagle Overseas Variable Fund
Lazard Retirement Series, Inc.

Lord Abbett Series Fund, Inc.
Huntington VA Funds
MFS Variable Insurance Trust II
Oppenheimer Variable Account Funds
PIMCO Variable Insurance Trust
Sun Capital Advisers Trust
Universal Institutional Funds, Inc.[2]
Wells Fargo Variable Trust

1 Referred to as Fidelity VIP in sales and marketing materials.
2 Referred to as Morgan Stanley UIF in sales and marketing materials.

*Not all of these Portfolios may be available to you as an investment option under your Contract. Refer to “Investment Options” for specific information regarding circumstances affecting the availability of Portfolios.

This prospectus contains basic information you should understand about the Contract before investing. You also should review the current prospectuses for the Portfolios. Please read the prospectuses carefully and keep them for future reference.

To learn more about the Contract, you can obtain a copy of the statement of additional information (“SAI”), dated _______, 2011. The SAI is incorporated by reference into this prospectus. The prospectus and SAI are parts of the registration statement that we filed with the U.S. Securities and Exchange Commission (“SEC”) regarding this offering. The SEC maintains a website (http://www.sec.gov) that contains the registration statement, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The table of contents for the SAI appears at the back of this Prospectus. For a free copy of the SAI, call us at (800) 752-7216, visit our website at www.sunlife.com/us, or write to us at the Sun Life Financial Annuity Service Center (“Service Center”) at the address shown below.

The Contract:
•	is not a bank deposit.
•	is not insured by the Federal Deposit Insurance Corporation (“FDIC”).
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may be subject to loss of principal.

The SEC has not approved or disapproved these securities. Neither the SEC nor any state securities commission has passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Sun Life Assurance Company of Canada (U.S.)
(for overnight mail)	(for regular mail)
Sun Life Financial Annuity Service Center 112 Worcester Street Wellesley Hills, MA 02481	Sun Life Financial Annuity Service Center P.O. Box 9133 Wellesley Hills, MA 02481

TABLE OF CONTENTS
Page

GLOSSARY	[INSERT PAGE NUMBER]

KEY FACTS ABOUT SUN LIFE SOLUTIONS VARIABLE ANNUITY	[INSERT PAGE NUMBER]

FEES AND EXPENSES	[INSERT PAGE NUMBER]

EXAMPLES	[INSERT PAGE NUMBER]

CONDENSED FINANCIAL INFORMATION	[INSERT PAGE NUMBER]

GENERAL INFORMATION ABOUT SUN LIFE (U.S.), THE VARIABLE ACCOUNT AND THE INVESTMENT OPTIONS UNDER THE CONTRACT[INSERT PAGE NUMBER]
Sun Life Assurance Company of Canada (U.S.)                                                                                                                            [INSERT PAGE NUMBER]
The Variable Account                                                                                                                            [INSERT PAGE NUMBER]
Investment Options                                                                                                                            [INSERT PAGE NUMBER]

SUN LIFE SOLUTIONS VARIABLE ANNUITY	[INSERT PAGE NUMBER]
Eligible Plans                                                                                                                            [INSERT PAGE NUMBER]
Owner, Annuitant and Beneficiary Designations                                                                                                                            [INSERT PAGE NUMBER]
Purchasing a Contract                                                                                                                            [INSERT PAGE NUMBER]
Purchase Payments                                                                                                                            [INSERT PAGE NUMBER]
Investing Your Purchase Payments                                                                                                                            [INSERT PAGE NUMBER]
Contract Value                                                                                                                            [INSERT PAGE NUMBER]
Transfer Privilege                                                                                                                            [INSERT PAGE NUMBER]
Additional Contract Features                                                                                                                            [INSERT PAGE NUMBER]
Taking Withdrawals                                                                                                                            [INSERT PAGE NUMBER]

OPTIONAL LIVING BENEFIT: SUN INCOME VISION	[INSERT PAGE NUMBER]
Key Terms                                                                                                                            [INSERT PAGE NUMBER]
How the Living Benefit Works                                                                                                                            [INSERT PAGE NUMBER]
Income Benefit Base                                                                                                                            [INSERT PAGE NUMBER]
Lifetime Income Percentage                                                                                                                            [INSERT PAGE NUMBER]
Annual Income Amount                                                                                                                            [INSERT PAGE NUMBER]
Step-Up                                                                                                                            [INSERT PAGE NUMBER]
Impact of Withdrawals                                                                                                                            [INSERT PAGE NUMBER]
Contract Value Goes to Zero                                                                                                                            [INSERT PAGE NUMBER]
Cost of the Living Benefit                                                                                                                            [INSERT PAGE NUMBER]
Cancellation of the Living Benefit                                                                                                                            [INSERT PAGE NUMBER]
Death of Owner                                                                                                                            [INSERT PAGE NUMBER]
Annuitization Under the Living Benefit                                                                                                                            [INSERT PAGE NUMBER]
Tax Considerations Under the Living Benefit                                                                                                                            [INSERT PAGE NUMBER]

DEATH BENEFIT	[INSERT PAGE NUMBER]
Death Benefit Options                                                                                                                            [INSERT PAGE NUMBER]
Calculating the Death Benefit Amount                                                                                                                            [INSERT PAGE NUMBER]
Payment of the Death Benefit                                                                                                                            [INSERT PAGE NUMBER]
Spousal Continuation                                                                                                                            [INSERT PAGE NUMBER]

INVESTMENT RESTRICTIONS UNDER OPTIONAL LIVING BENEFIT AND ENHANCED DEATH BENEFIT OPTIONS[INSERT PAGE NUMBER]
Specified Funds Option                                                                                                                            [INSERT PAGE NUMBER]
Models under the Asset Allocation Program                                                                                                                            [INSERT PAGE NUMBER]
Build Your Own Portfolio                                                                                                                            [INSERT PAGE NUMBER]
Changes to Fund Classifications                                                                                                                            [INSERT PAGE NUMBER]
Fund “Closings”                                                                                                                            [INSERT PAGE NUMBER]

CONTRACT FEES AND CHARGES	[INSERT PAGE NUMBER]
Withdrawal Charge                                                                                                                            [INSERT PAGE NUMBER]
Annual Contract Fee                                                                                                                            [INSERT PAGE NUMBER]
Mortality and Expense Risk Charge                                                                                                                            [INSERT PAGE NUMBER]
Purchase Payment Charge                                                                                                                            [INSERT PAGE NUMBER]
Optional Living Benefit Charge                                                                                                                            [INSERT PAGE NUMBER]
Premium Taxes                                                                                                                            [INSERT PAGE NUMBER]
Fund Expenses                                                                                                                            [INSERT PAGE NUMBER]

ANNUITY PAYMENTS - THE INCOME PHASE	[INSERT PAGE NUMBER]
Selection of the Annuity Income Date                                                                                                                            [INSERT PAGE NUMBER]
Annuity Payout Options                                                                                                                            [INSERT PAGE NUMBER]
Selection of Annuity Payout Option                                                                                                                            [INSERT PAGE NUMBER]
Amount of Annuity Payments                                                                                                                            [INSERT PAGE NUMBER]
Transfer of Variable Annuity Units                                                                                                                            [INSERT PAGE NUMBER]
Annuity Payment Rates                                                                                                                            [INSERT PAGE NUMBER]

FEDERAL TAX CONSIDERATIONS	[INSERT PAGE NUMBER]
U.S. Federal Income Tax Provisions                                                                                                                            [INSERT PAGE NUMBER]
Puerto Rico Tax Provisions                                                                                                                            [INSERT PAGE NUMBER]

MORE INFORMATION	[INSERT PAGE NUMBER]
Right to Return Your Contract                                                                                                                            [INSERT PAGE NUMBER]
Communicating to Us About Your Contract                                                                                                                            [INSERT PAGE NUMBER]
Electronic Account Information                                                                                                                            [INSERT PAGE NUMBER]
Sending Forms and Transaction Requests in Good Order                                                                                                                            [INSERT PAGE NUMBER]
Voting Rights                                                                                                                            [INSERT PAGE NUMBER]
Reports to Owners                                                                                                                            [INSERT PAGE NUMBER]
Payments We Make                                                                                                                            [INSERT PAGE NUMBER]
Waivers, Reduced Charges, Credits, Special Guaranteed Interest Rates                                                                                                                            [INSERT PAGE NUMBER]
Distribution of the Contract                                                                                                                            [INSERT PAGE NUMBER]
Legal Proceedings                                                                                                                            [INSERT PAGE NUMBER]
Financial Statements                                                                                                                            [INSERT PAGE NUMBER]

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION[INSERT PAGE NUMBER]

APPENDIX [X1]: CALCULATION OF WITHDRAWAL CHARGES	[INSERT PAGE NUMBER]

APPENDIX [X2]: PURCHASE PAYMENT CHARGE EXAMPLES	[INSERT PAGE NUMBER]

APPENDIX [X3]: OPTIONAL LIVING BENEFIT EXAMPLES	[INSERT PAGE NUMBER]

APPENDIX [X4]: SPECIFIED FUNDS OPTION	[INSERT PAGE NUMBER]

APPENDIX [X5]: BUILD YOUR OWN PORTFOLIO OPTION	[INSERT PAGE NUMBER]

GLOSSARY

This section provides definitions or brief explanations of the following terms used in this prospectus.

ACCUMULATION PHASE	The period, before the Annuity Income Date, when you can make Purchase Payments.
ANNUITANT	The natural person(s) on whose life annuity benefits are based.
ANNUITY INCOME DATE	The date on which annuity payments are to begin.
BUSINESS DAY
Any day the New York Stock Exchange (NYSE) is open for regular trading, or any other day we value Variable Accumulation Units.  A Business Day generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading).

CODE	Internal Revenue Code of 1986, as amended.
CONTRACT ANNIVERSARY	Each anniversary of the Issue Date.
CONTRACT QUARTER	A three-month period, with the first Contract Quarter beginning on your Issue Date.
CONTRACT VALUE	The value of all amounts in the DCA Account and all Variable Accumulation Units in a Contract.
CONTRACT YEAR	Each 12-month period beginning on the Issue Date and each Contract Anniversary thereafter.
DCA ACCOUNT	An investment option available for use only with our dollar cost averaging program.
DEATH BENEFIT AMOUNT	The amount we will pay to the beneficiary(ies) if the Owner dies during the Accumulation Phase.
DEATH BENEFIT DATE	The date we receive Due Proof of Death or, if later, the date we receive a death benefit option election, in good order, from at least one beneficiary.
DESIGNATED FUNDS	The investment options you must choose if you are participating in an optional living benefit or if you elect an enhanced death benefit.
DUE PROOF OF DEATH
The documentation we need to set the Death Benefit Date: (i) an original certified copy of the official death certificate (or an original certified copy of a decree of a court of competent jurisdiction as to the finding of death) or any other proof we deem acceptable in our own discretion; and (ii) other information or documents we require to make payment (e.g., taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.).

FUND	The underlying mutual fund in which assets of a Subaccount may be invested.
GOOD ORDER
An instruction that Sun Life (U.S.) receives, along with all forms, information and supporting legal documentation (including any required spousal or co-owner’s consents), that is complete and clear enough to follow without interpretation. For example, all orders to process an application, a withdrawal request, a request to surrender your Contract, a request to transfer Contract Value, an election to receive annuity payments, or a death benefit claim, must be in good order.

INCOME PHASE	The period on and after the Annuity Income Date and during the lifetime of the Annuitant when we make annuity payments under the Contract.
ISSUE DATE	The date we apply your initial Purchase Payment when your application is in good order. This is the date that the Contract takes effect.
MAXIMUM ANNUITY INCOME DATE	The latest date on which you can begin receiving annuity payments. This is the first day of the month immediately following the Contract Anniversary after the youngest Annuitant turns age 95.
NON-QUALIFIED CONTRACT	A Contract that is not used in connection with a Qualified Plan and does not receive favorable tax treatment under Sections 401, 408, 408A, or 457 of the Internal Revenue Code.
OPEN DATE	The date we receive your application to purchase a Contract.
OWNER (“you,” “your”)	The person(s) entitled to the privileges of ownership described in the Contract.
PAYEE	A person who receives payments under a Contract.
PURCHASE PAYMENT	An amount paid to us for the benefits provided by a Contract.
QUALIFIED CONTRACT	A Contract used in connection with a Qualified Plan.
QUALIFIED PLAN	A retirement plan that receives favorable tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code.
SUBACCOUNTS	Divisions of the Variable Account, each of which invests in shares of a single Fund.
SERVICE CENTER
The location where we handle all transactions—including, but not limited to, transfer requests, Purchase Payments, and any claims documents—that are received by telephone or facsimile, or electronically through our website. Our address for regular mail is P.O. Box 9133, Wellesley Hills, MA 02481; our address for overnight mail is 112 Worcester Street, Wellesley Hills, MA 02481.  Our telephone number is (800) 752-7216, our facsimile number is (781) 304-5383, and our website is www.sunlife.com/us.  Our hours are Monday—Friday from 8:30 a.m. until 6:00 p.m. Eastern time.

SURRENDER VALUE	The Contract Value less any premium taxes, annual contract fee, and withdrawal charges.
VALUATION PERIOD	The time between the close of regular trading on the NYSE on a Business Day and the close of such trading on the next Business Day.
VARIABLE ACCOUNT	Sun Life of Canada (U.S.) Variable Account K, a separate account of Sun Life (U.S.) into which Purchase Payments may be allocated.
VARIABLE ACCUMULATION UNIT	A unit of measure used to calculate your Contract Value allocated to the Variable Account before your Annuity Income Date.
VARIABLE ANNUITY UNIT	A unit of measurement used to calculate the value of your variable annuity payments.

KEY FACTS ABOUT SUN LIFE SOLUTIONS VARIABLE ANNUITY

This summary provides some of the key facts about the Contract. Because it is an overview, this summary does not contain all of the information that may be important to you. You should read the entire prospectus and the statement of additional information before deciding to invest.  If you find a word or concept in this prospectus that you do not understand, please refer to the “Glossary” for an explanation.

We are subject to the insurance laws and regulations of each state where we sell the Contract. The terms and conditions of your Contract depend on the legal requirements of the state in which you purchase it, and may vary from the ones described in this prospectus. See your Contract and the riders or endorsements attached to it for specific state variations.

You can purchase a Contract if you are age 85 or younger on the Open Date. Younger issue age requirements may apply if you elect a death benefit option other than the Contract Value Death Benefit, and minimum issue age requirements may apply if you elect an optional living benefit. When you apply for this Contract you may elect a “Withdrawal Charge Option” that allows you to shorten the 9-year withdrawal charge schedule for the Contract. The shorter the withdrawal charge schedule, the higher the mortality and expense risk charge for the Contract. You should consult with your financial professional to determine which option best meets your financial needs and circumstances.

How does the Contract work?
Your Contract, like all deferred variable annuity contracts, has an Accumulation Phase and an Income Phase.

During the Accumulation Phase, any earnings accumulate on a tax-deferred basis and depend upon the performance of the Subaccounts in which you invest, and are taxed as ordinary income when you make a withdrawal. The value of a Subaccount will vary based on the investment performance of the corresponding Fund, and will be reduced by certain charges we deduct.

Subject to certain restrictions, you may transfer your Contract Value among the Subaccounts. Before your Annuity Income Date, you may withdraw some or all of your Contract Value.

During the Income Phase, the Annuitant or a designated payee receives regular annuity payments from your Contract. When the Income Phase starts, the annuity payments will be based upon various factors, including the Annuitant’s age, the Contract Value on the Annuity Income Date, and the annuity option selected.

How much money can I invest in this Contract?
You can purchase the Contract with an initial Purchase Payment of $10,000 ($5,000 for Qualified Contracts). The minimum amount for an additional Purchase Payment is $1,000. You will need our prior approval for:
•an initial Purchase Payment of $2 million or more ($1 million if any Owner or Annuitant is age 81 or older on the Open Date), or
•an additional Purchase Payment that would cause your total Purchase Payments to exceed $2 million ($1 million if any Owner or Annuitant is age 81 or older at the time the Purchase Payment is received, in good order).
These requirements for Purchase Payments apply even if you elect Sun Income Vision.

You can make additional Purchase Payments throughout the Accumulation Phase of your Contract and allocate them to one or more Subaccounts or to the DCA Account; the Contract does not offer a fixed investment option.

We reserve the right to refuse any Purchase Payment. We do not accept additional Purchase Payments if any Owner and Annuitant is older than age 85 at the time we receive the Purchase Payment in good order.

Do I have access to my money?
Before your Annuity Income Date, you may choose to withdraw some or all of your Contract Value. You may take partial withdrawals, or withdrawals on a periodic basis, or surrender your Contract altogether.

If you take a withdrawal or surrender your Contract, you may incur income tax and a tax penalty, as well as a withdrawal charge. In addition, withdrawals will reduce your Contract Value, any death benefit, and may reduce the amount of any optional living benefit that you select under your Contract. See “Taking Withdrawals,” “OPTIONAL LIVING BENEFIT:  SUN INCOME VISION” and “DEATH BENEFITS.”

Can I make transfers between Subaccounts?
Currently, you can make 12 transfers among Subaccounts each Contract Year. Such transfers can occur no more frequently than once every 6 days.

In the future, we may limit the number and frequency of such transfers, and may impose additional restrictions to discourage disruptive trading and market timing.

Currently, we do not charge for transfers. However, we reserve the right to impose a charge of up to $25 per transfer in the future.

What charges will I pay?
We deduct several different types of fees and expenses under the terms of your Contract. Please see “FEE TABLES AND EXPENSE EXAMPLES” and “CONTRACT FEES AND CHARGES” for complete details.

•We will deduct a charge to cover state or local government premium taxes. Premium taxes currently range from 0% to 3.5%.
•An annual contract fee and an asset-based charge compensate us primarily for our administrative and distribution expenses and the mortality and expense risks that we assume under the Contract.
•We assess a withdrawal charge upon partial withdrawal or full surrender of Contract Value. The charge is a percentage of each applicable Purchase Payment. The period during which a particular percentage applies is measured from the date the Purchase Payment is made.
•If you have elected a Withdrawal Charge Option, then we will also deduct a charge for any Purchase Payments made after the first Contract Anniversary. This charge will be assessed no longer than the applicable Withdrawal Charge Period.
•We will deduct charges associated with any Withdrawal Charge Option, enhanced death benefit and/or optional living benefit that you elect under the Contract.

The Funds also deduct fees from their assets to cover operating expenses (including investment management fees). These deductions are not charges under the terms of the Contract, but are reflected in the share values of the Funds. You can find more detail about these deductions in the prospectuses for the Funds.

What additional features and optional benefits are offered under the Contract?
You can shorten the withdrawal charge schedule for your Contract from 9 years to 7 years or to 5 years by electing a Withdrawal Charge Option.

The Contract also offers living benefit and death benefit options. You may elect these options before or on the Issue Date. If you elect the optional living benefit or an enhanced death benefit, you must also meet certain age requirements. If you elect an optional living benefit, and a death benefit option other than the Contract Value Death Benefit (i.e., an enhanced death benefit), then you must allocate your Purchase Payments to the Designated Funds. Other restrictions may also apply. (See “INVESTMENT RESTRICTIONS UNDER OPTIONAL LIVING BENEFIT AND CERTAIN DEATH BENEFIT OPTIONS,” “OPTIONAL LIVING BENEFIT:  SUN INCOME VISION,” AND “DEATH BENEFITS.”)

You should consult with your financial professional about whether and which of these benefits are appropriate for your particular circumstances.

•Death Benefit Options. If the Owner dies during the Accumulation Phase, then we offer a death benefit to the designated beneficiary(ies).

If the Contract names more than one Owner, then we will pay the death benefit upon the death of the first Owner to die. If there is a non-human Owner, (e.g., a trust), we pay the death benefit on the death of the Annuitant. We will determine the amount of any death benefit payable on the date we receive written notice, Due Proof of Death, and required claim forms from at least one beneficiary.

oContract Value Death Benefit: You may limit your death benefit to the Contract Value.

oReturn of Purchase Payment Death Benefit (“ROP Death Benefit”): You can enhance the death benefit under the Contract by electing the ROP Death Benefit. This death benefit equals the greater of:
•your Contract Value; and
•your total Purchase Payments adjusted for any withdrawals.

The ROP Death Benefit is available before or on the Issue Date. You pay an additional charge for this enhanced death benefit.

oHighest Anniversary Value Death Benefit (“HAV Death Benefit”): You can enhance the death benefit under the Contract by electing the HAV Death Benefit. This death benefit equals the greatest of:
•your Contract Value;
•your total Purchase Payments adjusted for any withdrawals; and
•your highest Contract Value on any Contract Anniversary before your 81st birthday adjusted for any subsequent Purchase Payments and any withdrawals made between such Contract Anniversary and the Death Benefit Date.

The HAV Death Benefit is available before or on the Issue Date. You pay an additional charge for this enhanced death benefit.

• Optional Living Benefit.

oSun Income VisionSM:  This optional living benefit offers protection against the risk that your investments may decline in value and result in less income to you.
•If you are 59 or older, Sun Income Vision provides lifetime income even if your Contract Value declines to zero, provided that, you—(i) allocate 100% of your Contract Value to Designated Funds, and (ii) you limit your total withdrawals in each year that the benefit is in effect to an amount no greater than the withdrawal limit set under the benefit.
•Sun Income Vision is available only if, on the Open Date, (i) all Owners and Annuitants are at least age 40, and (ii) the oldest Owner and the oldest Annuitant (or the oldest Annuitant in the case of a non-natural Owner) are age 85 or younger.
Currently, you can elect any optional living benefit available under your Contract before or on the Issue Date; we reserve the right to make optional living benefits available under your Contract after Contract issue. You can terminate Sun Income Vision at any time, but once terminated, it cannot be reinstated. You will pay a fee for any optional living benefit that you select.

How will Sun Life (U.S.) calculate my annuity payments?
You may choose to begin receiving annuity payments (i.e., “annuitize” your Contract), at least one Contract Year after your Issue Date. If you decide to annuitize your Contract, then the amount of your annuity payment will be based on the age of the Annuitant on the Annuity Income Date, the annuity payout option you select, and the changing values of any Subaccounts in which you have invested. We make annuity payments monthly, quarterly, semi-annually, or annually.

Your annuity payments may be made on a variable basis, a fixed basis, or a combination of both. If you choose variable payments, then the amount of the annuity payments will depend upon the investment performance of the Funds you select for the Income Phase of your Contract. If you choose fixed annuity payments, then the amount of each payment will remain unchanged during the Income Phase.

What happens if I die before I annuitize my Contract?
We will pay your beneficiary a death benefit if you die during the Accumulation Phase of your Contract.

Your beneficiary is the person(s) or entity you designate to receive any death benefit. If you do not designate a beneficiary, the death benefit will be paid to your estate. You can enhance the death benefit by purchasing the ROP Death Benefit or the HAV Death Benefit.

Can I return my Contract?
You can return your Contract for a refund, but only if you return it within a prescribed time frame, generally, 10 days after you receive the Contract. The length of this “free look” period depends on state law and may vary depending on whether you purchased this Contract to replace another annuity contract that you own.

The amount of the refund will generally be your Contract Value. However, if state or federal law requires, we will refund the greater of: (i) your original Purchase Payment(s) and Surrender Value; or (ii) your original Purchase Payment(s) and Contract Value.

Will I pay taxes on my Contract earnings?
Generally, your earnings are not taxed until they are distributed to you, to the Annuitant, or to your beneficiary. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:
•full surrender of the Contract or partial withdrawals (including any systematic withdrawals);
•payment of any death benefit proceeds; and
•periodic payments under an annuity payout option.

How much you are taxed on any distribution is based upon complex tax rules and depends on matters such as:
•the type and amount of a distribution;
•your age when a distribution is taken;
•the nature of any Qualified Plan funded by the Contract; and
•the circumstances under which the payments are made.

If you take a withdrawal during the Accumulation Phase from a Non-Qualified Contract, then, for tax purposes, any earnings are deemed to come out first and are taxed as ordinary income. Adding an optional living benefit also may increase the taxable portion of any withdrawals.

If your Contract is issued in connection with an IRA, then all or part of your Purchase Payments may be tax deductible. In addition, most IRAs require that distributions from a Contract start and finish during a certain period of time. This effectively limits the period of time during which you can derive tax-deferral benefits from any tax-deductible Purchase Payments you made or on any earnings under the Contract.

Note:
When you purchase a Contract in connection with any Qualified Plan, including an IRA, the Contract provides no additional tax-deferral benefits because Qualified Plans are already entitled to their own tax-deferral. Therefore, if you purchase your Contract in connection with a Qualified Plan, your purchase should be made on the basis of other benefits offered by the Contract, such as lifetime income payments, protection through living and death benefits, and guaranteed fees.

•If you are younger than 59½ when you take a withdrawal, you may incur a 10% federal tax penalty.

Certain assignments of the Contract (to third parties) may also be subject to taxation.

FEES AND EXPENSES

The table below describes the fees and expenses that you will pay when you buy the Contract, surrender the Contract, or transfer Contract Value between Subaccounts. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Withdrawal Charge1

9-Year Withdrawal Charge

# of Complete Years from Receipt of Purchase Payment	0	1	2	3	4	5	6	7	8	9+
Withdrawal Charge (% of Purchase Payment Withdrawn)	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%

7-Year Withdrawal Charge Option

# of Complete Years from Receipt of Purchase Payment	0	1	2	3	4	5	6	7+
Withdrawal Charge (% of Purchase Payment Withdrawn)	8%	8%	7%	6%	5%	4%	3%	0%

5-Year Withdrawal Charge Option

# of Complete Years from Receipt of Purchase Payment	0	1	2	3	4	5+
Withdrawal Charge (% of Purchase Payment Withdrawn)	8%	7.5%	7%	6%	5%	0%

Transfer Charge[2]	$ 0 - $25

The tables below describe the fees and expenses that you will pay periodically while you own the Contract, not including Fund fees and expenses.

Annual Contract Fee[3]	$ 50

Variable Account Annual Expenses

Mortality and Expense Risk Charge4 (as a percentage of daily net assets in the Subaccounts)

	9-Year Withdrawal Charge Period	7-Year Withdrawal Charge Option		5-Year Withdrawal Charge Option
		During first 7 Contract Years	After 7th Contract Year and before Income Phase	During first 5 Contract Years	After 5th Contract Year and before Income Phase
Contract Value Death Benefit	1.00%	1.20%	1.00%	1.60%	1.00%
Return of Purchase Payment Death Benefit[5]	1.20%	1.40%	1.20%	1.80%	1.20%
Highest Anniversary Value Death Benefit[6]	1.60%	1.80%	1.60%	2.20%	1.60%

Maximum Mortality and Expense Risk Charge	2.20%

Purchase Payment Charge7 (as a percentage of Purchase Payments made after first Contract Anniversary)

Maximum Fee (on annual basis)
5-Year Withdrawal Charge Option	0.60%
7-Year Withdrawal Charge Option	0.20%

Maximum Purchase Payment Charge (on annual basis)	0.60%

Charge for Optional Living Benefit8 (as a percentage of Income Benefit Base during Contract Year)

	Maximum Annual Fee
	Single Life Option	Joint Life Option
Sun Income Vision	0.85%	1.00%

Maximum Annual Charge for an Optional Living Benefit	1.00%

The next table shows the fees and expenses that you will pay if you select a Contract with the highest possible combination of charges.

Summary of Maximum Contract Expenses

Maximum Mortality and Expense Risk Charge	2.20%
Maximum Charge for an Optional Living Benefit	1.00%

Maximum Total Variable Account Annual Expenses:	3.20%[9]

The table below shows the lowest and highest total operating expenses charged by the Funds for the year ended December 31, 2010 (before any fee waiver or expense reimbursement). Expenses may be higher or lower in future years. More detail concerning these fees and expenses is contained in the prospectus for each Fund.

Total Annual Fund Operating Expenses[10]	Lowest	Highest
(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)%		%

1 The withdrawal charge is assessed upon partial withdrawal or full surrender of Contract Value. The charge is a percentage of each applicable Purchase Payment withdrawn. The period during which a particular percentage applies is based on the number of years from the date the Purchase Payment is made. (See “Withdrawal Charge” under “CONTRACT FEES AND CHARGES.”) A portion of your Contract Value may be withdrawn each year without the imposition of a withdrawal charge. (See “Free Withdrawal Amount” under “Taking Withdrawals.”) You may shorten the 9-year withdrawal charge schedule by selecting a Withdrawal Charge Option. The shorter the withdrawal charge schedule, the higher the mortality and expense risk charge for the Contract.

2 We currently do not impose a charge on transfers, but reserve the right to charge up to $25 for each transfer in a Contract Year.

3 The annual contract fee is waived: (i) if your Contract Value is at least $100,000 on your Contract Anniversary; or (ii) if the Contract Owner notifies us that there are multiple Contracts with the same residential (not mailing) address and the Contract Value for one or more of those Contracts is at least $100,000 on the Contract Anniversary. (See “Annual Contract Fee.”)

4 The mortality and expense risk charge is assessed on a daily basis. The rates shown in the tables of “FEES AND EXPENSES” are effective annual rates and apply during the Accumulation Phase. During the Income Phase, we will deduct total insurance charges at an annual rate of 1.20% of your average daily annuity unit values; we will no longer deduct a mortality and expense risk charge or charges for any optional living benefit or any optional death benefit. The 1.20% insurance charge compensates us for the risks and expenses associated with providing annuity payments during the Income Phase.

5 If you are younger than age 81 on the Open Date, then you can enhance the Contract Value Death Benefit by electing the ROP Death Benefit. An additional charge will apply that will add 0.20% to the mortality and expense risk charge that applies under the Contract Value Death Benefit. Your actual charge may be less than the maximum stated above. (See “Mortality and Expense Risk Charge” under “CONTRACT FEES AND CHARGES,” and “Death Benefit Options.”)

6 If you are younger than age 75 on the Open Date, then you can enhance the Contract Value Death Benefit by electing the HAV Death Benefit. An additional charge will apply that will add 0.60% to the mortality and expense risk charge that applies under the Contract Value Death Benefit. Your actual charge may be less than the maximum stated above. (See “Mortality and Expense Risk Charge” under “CONTRACT FEES AND CHARGES,” and “Death Benefit Options.”)

7 If you have elected the 5-Year Withdrawal Charge Option or the 7-Year Withdrawal Charge Option, then any Purchase Payment made after the first Contract Anniversary will be subject to a quarterly charge equal to 0.15% or 0.05%, respectively, of the Purchase Payment. (The annual rates—0.60% and 0.20%, respectively, are shown in “FEES AND EXPENSES.”) This charge will be assessed on the last Business Day of each Contract Quarter and will be assessed no longer than the applicable Withdrawal Charge Period. (See “Purchase Payment Charge” under “CONTRACT FEES AND CHARGES.”)

8 The fee for Sun Income Vision is assessed and deducted quarterly based upon your Income Benefit Base on the last day of the Contract Quarter; different charges may apply depending on whether you have elected single-life or joint-life coverage. (On the Issue Date, your Income Benefit Base is equal to your initial Purchase Payment; thereafter, it is subject to certain adjustments. (See “Income Benefit Base.”) The fees associated with this optional living benefit may increase over time, but will not exceed the guaranteed rates shown in the table in “FEES AND EXPENSES.” Your actual charge may be less than the maximums stated above. (See “OPTIONAL LIVING BENEFIT:  Sun Income Vision” and “Optional Living Benefit Charge.”)

9 The amount assumes that the charges are assessed during the first 5 Contract Years, and that you have selected a Contract with an HAV Death Benefit and a 5-Year Withdrawal Charge Option--2.20% mortality and expense risk charge, and a 1.00% charge for Sun Income Vision with joint-life coverage.

10 The Fund Portfolio expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information. Current or future expenses may be greater or less than those shown. For more information about Fund Portfolio expenses, including a description of any applicable fee waiver or expense reimbursement arrangement, see the prospectuses for the Funds.

The range of Fund Portfolio expenses shown in this table takes into account the expenses of Funds that are each a “fund of funds.” A “fund of funds” typically allocates its assets, within predetermined percentage ranges, among certain other mutual funds (each such mutual fund an “Acquired Fund”).  Each “fund of funds” has its own set of operating expenses, as does each of the mutual funds in which it invests. In determining the range of Fund Portfolio expenses, Sun Life (U.S.) took into account the information received on the combined actual expenses of each “fund of funds” and the mutual funds in which it invests. The combined expense information includes the fees and expenses of the Acquired Fund.  See the prospectuses for each Fund that is a “fund of funds” for a presentation of the fees and expenses of the applicable Acquired Funds.

EXAMPLES

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include withdrawal charges, the annual contract fee, Variable Account annual expenses, and Fund fees and expenses.

The Example assumes:

•      a $10,000 investment in the contract for the time periods indicated;
•      a 5% return each year;
•      the maximum fees and expenses of any of the Funds;
•      an average contract size of $50,000 for the purpose of converting the annual contract fee to a percentage;
•      the total Variable Account charges associated with the most expensive allowable combination of optional benefits with the highest fees and expenses—i.e., asset-based charges for a Contract with a 5-year withdrawal charge schedule plus charges for the HAV Death Benefit and for Sun Income Vision;
•      no premium taxes were deducted; and
•      no transfers were made.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender your Contract at the end of the applicable time period:

1 Year	3 Years

$	$

(2)	If you annuitize your Contract at the end of the applicable time period:

1 Year	3 Years

$	$

(3)	If you do not surrender your Contract:

1 Year	3 Years

$	$

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those reflected in the Example. Similarly, your annual rate of return may be more or less than the 5% rate assumed in the Example.

For information concerning compensation paid for the sale of the Contracts, see “More Information - How Annuities are Sold.”

CONDENSED FINANCIAL INFORMATION

The Contract described in this prospectus has not previously been available for sale, and the fees and charges set forth above may generate different values for Accumulation Units than the charges that apply under our other variable annuity contracts not offered by this prospectus. Therefore, we have not provided condensed financial information.

GENERAL INFORMATION ABOUT SUN LIFE (U.S.), THE VARIABLE ACCOUNT AND THE INVESTMENT OPTIONS UNDER THE CONTRACT

Sun Life Assurance Company of Canada (U.S.)

All obligations arising under a Contract, including the promise to make annuity payments, are general corporate obligations of Sun Life (U.S.). We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 49 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, and we have an insurance company subsidiary that does business in New York. Our Executive Office mailing address is: One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

We are ultimately controlled by Sun Life Financial Inc. (“Sun Life Financial”), a corporation organized in Canada.  Sun Life Financial is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, and Philippine stock exchanges.

Financial Condition of the Company

Any guarantees under the Contract that exceed your Contract Value—such as those associated with any optional living benefit and any enhanced death benefit guarantees—are general corporate obligations of Sun Life (U.S.) and are subject to the claims of our creditors. Such guarantees are paid from our general account (and not the Variable Account). Therefore, any amounts that we may be obligated to pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Variable Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Variable Account assets exceed the Variable Account liabilities arising under the Contracts supported by it.

We issue other types of insurance policies and financial products as well, and we pay our obligations under those products from our assets in the general account.

As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet the contractual obligations of our general account to our contract owners. We monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. In addition, we hedge our investments in our general account and may require that purchasers of certain of our variable insurance products allocate purchase payments and contract value according to specified investment requirements.  Even with these safeguards in place, there are risks to purchasing any insurance product and there is no guarantee that we will always be able to meet our claims-paying obligations.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion if the insurer suffers a financial setback due to the inherent risks in the insurer’s operations. These risks include losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets—such as, bonds, mortgages, general real estate investments, and stocks—as well as the loss in market value of these investments

We continue to evaluate our investment portfolio to mitigate market risk and actively manage the investments in the portfolio.

The Sun Life (U.S.) financial information in the statement of additional information includes a more detailed discussion of the risks inherent in our general account assets. We encourage both existing and prospective Owners to read and understand our financial statements.

The Variable Account

We established the Variable Account as a separate account on November 8, 2006, under Delaware law. We have registered the Variable Account with the SEC as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”).

The assets of the Variable Account are held in our name on behalf of the Variable Account and legally belong to us. However, assets that underlie the Contracts cannot be charged with liabilities arising from any other business that we may conduct. All income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains, or losses.

The assets of the Variable Account are divided into Subaccounts. Each Subaccount invests exclusively in shares of a specific Fund Portfolio. All amounts allocated by you to a Subaccount will be used to purchase shares of a Portfolio at their net asset value. Any and all distributions made by a Fund Portfolio with respect to the shares held by the Variable Account will be reinvested to purchase additional shares of that Fund Portfolio at their net asset value. Deductions will be made from the Variable Account for cash withdrawals, annuity payments, death benefits, Contract fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses, optional benefit riders, and any applicable taxes. The Variable Account will be fully invested in Fund shares at all times.

We reserve the right, subject to compliance with applicable law, to add other Subaccounts and to make certain changes to the structure and operation of the Variable Account, including, among others, the right to:

•	eliminate, combine, or add Subaccounts and make the combined or new subaccounts available for allocation of Purchase Payments;
•	combine the Variable Account or any Subaccount(s) with one or more different separate account(s) or subaccount(s);
•	close certain Subaccounts to allocations of new Purchase Payments by current or new Owners;
•	operate the Variable Account as a management investment company under the 1940 Act, or as any other form permitted by law;
•	establish additional separate accounts or Subaccounts to invest in new Funds;
•	manage the Variable Account at the direction of a committee;
•	substitute new underlying funds for Fund Portfolios in which Subaccounts currently invest;
•	add or delete Fund Portfolios in which the Subaccounts invest; and
•	restrict or eliminate any voting privileges of Owners or other persons who have voting privileges in connection with the operation of the Variable Account.

We will not eliminate existing Subaccounts or combine Subaccounts without the prior approval of the appropriate state or federal regulatory authorities, and we will notify you of any such changes.

Investment Options

The Contract offers Subaccounts that invest in Portfolios of Funds--mutual funds registered under the 1940. The following Portfolios are available as investment options under the Contract.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

Invesco Van Kampen V.I. Comstock Fund, Series II	Large-Cap Equity Fund	•Invesco Advisers, Inc.

Invesco Van Kampen V.I. Equity and Income Fund, Series II	Asset Allocation Fund	•Invesco Advisers, Inc.

Invesco Van Kampen V.I. Mid Cap Value Fund, Series II	Mid-Cap Equity Fund	•Invesco Advisers, Inc.

AllianceBernstein Variable Products Series Fund, Inc. Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

AllianceBernstein Balanced Wealth Strategy Portfolio, Class B	Asset Allocation Fund	•AllianceBernstein L.P.

AllianceBernstein Dynamic Asset Allocation Portfolio, Class B	Asset Allocation Fund	•AllianceBernstein L.P.

BlackRock Variable Series Funds, Inc. Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

BlackRock Global Allocation V.I. Fund, Class III	Asset Allocation Fund	•BlackRock Advisors, LLC •BlackRock Investment Management, LLC •BlackRock International Limited

Columbia Funds Variable Insurance Trust I Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

Columbia Variable Portfolio - Marsico Growth Fund, Class 2	Large-Cap Equity Fund	•Columbia Management Advisors, LLC •Marsico Capital Management, LLC

First Eagle Variable Funds Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

First Eagle Overseas Variable Fund	International/Global Small/Mid-Cap Equity Fund	•First Eagle Investment Management, LLC

Huntington Funds Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

Huntington VA Balanced Fund[1,4]	Asset Allocation Fund	•Huntington Asset Advisors, Inc.

Huntington VA Dividend Capture Fund[1]	Large-Cap Equity Fund	•Huntington Asset Advisors, Inc.

Huntington VA Growth Fund[1]	Large-Cap Equity Fund	•Huntington Asset Advisors, Inc.

Huntington VA Income Equity Fund[1]	Large-Cap Equity Fund	•Huntington Asset Advisors, Inc.

Huntington VA International Equity Fund[1]	International/Global Equity Fund	•Huntington Asset Advisors, Inc.

Huntington VA Macro 100 Fund[1]	Large-Cap Equity Fund	•Huntington Asset Advisors, Inc.

Huntington VA Mid Corp America Fund[1]	Mid-Cap Equity Fund	•Huntington Asset Advisors, Inc.

Huntington VA Mortgage Securities Fund[1]	Intermediate-Term Bond Fund	•Huntington Asset Advisors, Inc.

Huntington VA New Economy Fund[1]	Mid-Cap Equity Fund	•Huntington Asset Advisors, Inc.

Huntington VA Real Strategies Fund[1]	Specialty Sector Commodity Fund	•Huntington Asset Advisors, Inc.

Huntington VA Rotating Markets Fund[1]	International/Global Equity Fund	•Huntington Asset Advisors, Inc.

Huntington VA Situs Fund[1]	Small-Cap Equity Fund	•Huntington Asset Advisors, Inc.

Lazard Retirement Series Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

Lazard Retirement Emerging Markets Equity Portfolio, Service Class	Emerging Markets Equity Fund	•Lazard Asset Management LLC

Lord Abbett Series Fund Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

Growth Opportunities Portfolio, Class VC	Mid-Cap Equity Fund	•Lord, Abbett & Co. LLC

Fundamental Equity Portfolio, Class VC	Large-Cap Equity Fund	•Lord, Abbett & Co. LLC

MFS® Variable Insurance Trust II Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

MFS® Core Equity Portfolio, Service Class	Large-Cap Equity Fund	•Massachusetts Financial Services Company

MFS® Emerging Markets Equity Portfolio, Service Class	Emerging Markets Equity Fund	•Massachusetts Financial Services Company

MFS® Global Tactical Allocation Portfolio, Service Class	Asset Allocation Fund	•Massachusetts Financial Services Company

MFS® Government Securities Portfolio, Service Class	Intermediate-Term Bond Fund	•Massachusetts Financial Services Company

MFS® International Growth Portfolio, Service Class	International/Global Equity Fund	•Massachusetts Financial Services Company

MFS® International Value Portfolio, Service Class	International/Global Equity Fund	•Massachusetts Financial Services Company

MFS® Research International Portfolio, Service Class	International/Global Equity Fund	•Massachusetts Financial Services Company

Oppenheimer Variable Account Funds Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

Oppenheimer Global Securities Fund/VA, Service Shares	International/Global Equity Fund	•OppenheimerFunds, Inc.

PIMCO Variable Insurance Trust Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

PIMCO CommodityRealReturn® Strategy Portfolio, Administrative Class	Specialty Sector Commodity Fund	•Pacific Investment Management Company LLC

PIMCO Emerging Markets Bond Portfolio, Administrative Class	Emerging Markets Bond Fund	•Pacific Investment Management Company LLC

PIMCO Global Multi-Asset Portfolio, Advisor Class[4]	Asset Allocation Fund	•Pacific Investment Management Company LLC

Sun Capital Advisers Trust Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

SCSM AllianceBernstein International Value Fund, Service Class	International/Global Equity Fund	•Sun Capital Advisers LLC •AllianceBernstein L.P.

SCSM BlackRock Inflation Protected Bond Fund, Service Class	Inflation Protected Bond Fund	•Sun Capital Advisers LLC •BlackRock Financial Management, Inc.

SCSM BlackRock International Index Fund, Service Class	International/Global Equity Fund	•Sun Capital Advisers LLC •BlackRock Investment Management, LLC

SCSM BlackRock Large Cap Index Fund, Service Class	Large-Cap Equity Fund	•Sun Capital Advisers LLC •BlackRock Investment Management, LLC

SCSM BlackRock Small Cap Index Fund, Service Class	Small-Cap Equity Fund	•Sun Capital Advisers LLC •BlackRock Investment Management, LLC

SCSM Columbia Small Cap Value Fund, Service Class	Small-Cap Equity Fund	•Sun Capital Advisers LLC •Columbia Management Investment Advisers, LLC

SCSM Davis Venture Value Fund, Service Class	Large-Cap Equity Fund	•Sun Capital Advisers LLC •Davis Selected Advisers, L.P.

SCSM Lord Abbett Growth & Income Fund, Service Class	Large-Cap Equity Fund	•Sun Capital Advisers LLC •Lord, Abbett & Co. LLC

SCSM Goldman Sachs Mid Cap Value Fund, Service Class	Mid-Cap Equity Fund	•Sun Capital Advisers LLC •Goldman Sachs Asset Management, L.P.

SCSM Goldman Sachs Short Duration Fund, Service Class	Short-Term Bond Fund	•Sun Capital Advisers LLC •Goldman Sachs Asset Management, L.P.

SCSM Ibbotson Balanced Fund, Service Class[4]	Asset Allocation Fund	•Sun Capital Advisers LLC •Ibbotson Associates, Inc.

SCSM Ibbotson Conservative Fund, Service Class[4]	Asset Allocation Fund	•Sun Capital Advisers LLC •Ibbotson Associates, Inc.

SCSM Ibbotson Growth Fund, Service Class[4]	Asset Allocation Fund	•Sun Capital Advisers LLC •Ibbotson Associates, Inc.

SCSM Invesco Small Cap Growth Fund, Service Class	Small-Cap Equity Fund	•Sun Capital Advisers LLC •Invesco Advisors, Inc.

SCSM PIMCO High Yield Fund, Service Class	High Yield Bond Fund	•Sun Capital Advisers LLC •Pacific Investment Management Company LLC

SCSM PIMCO Total Return Fund, Service Class	Intermediate-Term Bond Fund	•Sun Capital Advisers LLC •Pacific Investment Management Company LLC

SCSM WMC Blue Chip Mid Cap Fund, Service Class	Mid-Cap Equity Fund	•Sun Capital Advisers LLC •Wellington Management Company, LLP

SCSM WMC Large Cap Growth Fund, Service Class	Large-Cap Equity Fund	•Sun Capital Advisers LLC •Wellington Management Company, LLP

Sun Capital Money Market Fund®, Service Class	Money Market Fund	•Sun Capital Advisers LLC

Sun Capital Global Real Estate Fund, Service Class	Real Estate Equity Fund	•Sun Capital Advisers LLC •Massachusetts Financial Services Company

Sun Capital Investment Grade Bond Fund®, Service Class	Intermediate-Term Bond Fund	•Sun Capital Advisers LLC

Universal Institutional Funds, Inc.[2] Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

Mid Cap Growth Portfolio, Class II	Mid-Cap Equity Fund	•Morgan Stanley Investment Management Inc.

Variable Insurance Products Fund II3 Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

Contrafund® Portfolio, Service Class 2	Large-Cap Equity Fund	•Fidelity® Management & Research Company •FMR Co. Inc. •Fidelity Management & Research (U.K.) Inc. •Fidelity Management & Research (Japan) Inc. •Fidelity Management & Research (Hong Kong) Limited

Variable Insurance Products III[3] Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

Balanced Portfolio, Service Class 2	Asset Allocation Fund
•Fidelity® Management & Research Company

•Fidelity Investments Money Management, Inc.

•FMR Co. Inc.

•Fidelity Management & Research (U.K.) Inc.

•Fidelity Management & Research (Japan) Inc.

•Fidelity Management & Research (Hong Kong) Limited

Mid Cap Portfolio, Service Class 2	Mid-Cap Equity Fund	•Fidelity® Management & Research Company •FMR Co. Inc. •Fidelity Management & Research (U.K.) Inc. •Fidelity Management & Research (Japan) Inc. •Fidelity Management & Research (Hong Kong) Limited
Wells Fargo Variable Trust Portfolio Name	Fund Classification	Investment Adviser (and Sub-Adviser(s), as applicable)

VT Total Return Bond Fund, Class 2	Intermediate-Term Bond Fund	•Wells Fargo Funds Management, LLC •Wells Capital Management Incorporated

1 Only available as an investment option if you purchase your Contract through a Huntington Bank representative.
2 Referred to as Morgan Stanley UIF in sales and marketing materials.
3 Referred to as Fidelity® VIP in sales and marketing materials.
4 These are Fund of Funds options and expenses of the Fund include the Fund level expenses of the underlying Funds as well. These Fund Portfolios may be more expensive than Funds that do not invest in other Funds.

These Fund Portfolios may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of Sun Life (U.S.). Although we do not anticipate any disadvantages to this, it is possible that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur, for example, as a result of a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and Payees and those of other companies, or some other reason. In the event of conflict, we will take whatever steps are necessary to protect Owners and Payees, including withdrawing the Variable Account from participation in the underlying Funds involved in the conflict or substituting shares of other Funds.

Some of the investment advisers, transfer agents, or underwriters to the Funds may reimburse us for costs associated with administering the Funds as options under the Contracts. These amounts are not charged to the Funds or Owners, but are paid from assets of the advisers, transfer agents, or underwriters.

Certain publicly available mutual funds may have similar investment goals and policies as one or more of the Fund Portfolios, and may be managed by the same investment adviser or manager as a Fund Portfolio. While a Fund may have many similarities to these other publicly available mutual funds, you should not expect the investment results of the Fund Portfolios to be the same as those of those publicly available mutual funds. We do not guarantee or make any representation that the investment results of the Funds will be comparable to those of any other mutual fund, even those with the same investment adviser or manager. In addition, there is no assurance that any of the Funds will achieve its stated objective.

You can find more detailed information about the Funds, including a description of their management, investment objectives, expenses, and potential risks, in the prospectuses for the Funds. The Fund prospectuses should be read in conjunction with this prospectus before you invest. You may obtain a copy of the Fund prospectuses by contacting us at (800) 752-7216 or by writing to us at the Service Center.

Selection of Funds

When we select the Funds offered through this Contract, we consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capabilities and qualifications of each investment firm. We may also consider whether the Fund, its service providers (e.g., the investment adviser or sub-advisers), or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the Fund can provide marketing and distribution support for sales of the Contracts. (For additional information on these arrangements, please refer to the section entitled “Revenue We Receive” in this prospectus.) We review the Funds periodically and may remove a Fund, or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that a Fund no longer satisfies one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Owners.

You are responsible for choosing the Fund Portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. You must also decide how much money to allocate to each Fund Portfolio. Because you bear the investment risk, you should carefully consider your decisions about investment allocations. Note: Because many Fund Portfolios have similar names, be sure to state or write the full name of the Subaccount when providing your allocation instructions to ensure that your allocation instructions are in good order.

Before you choose investment options, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including each Fund’s prospectus, statement of additional information, and annual and semi-annual reports. Other sources such as newspapers and financial and other magazines provide current information, including information about any regulatory actions or investigations relating to a Fund. After you select Funds for your initial Purchase Payment, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your Contract Value resulting from the performance of the Funds that you choose.

We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Addition, Deletion, or Substitution of Funds

We do not guarantee that any of the Funds and Subaccounts will always be available for Purchase Payments, allocation, or transfers. We reserve the right, subject to compliance with applicable law, to add new Funds or classes of Funds, no longer offer existing Funds or classes of Funds, or substitute Fund shares that are held by any Subaccount for shares of a different Fund. New or substitute Funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a Subaccount without notice to you (in the form of a supplement to the prospectus) and without prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.

SUN LIFE SOLUTIONS VARIABLE ANNUITY

During the Accumulation Phase of your Contract, you make Purchase Payments into your Contract, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins when we accept your first Purchase Payment and ends on the earliest of:

•	the Business Day before your Annuity Income Date;
•	the day that you surrender your Contract; or
•	the date we pay a death benefit under the Contract.

Eligible Plans

The Contract may be used to fund individual retirement accounts and annuities qualifying for special income tax treatment under the Code (“Qualified Plans”):

•	Individual Retirement Annuity (“IRA”)
o	Traditional IRA (Code section 408)
o	Roth IRA (Code section 408A)
o	SEP-IRA (Code section 408(k))
•	Keogh and H.R. 10 Plans
•	Deferred Compensation Plan - Code section 457
•	Employer Contribution Plan - Code section 401(a)
•	Profit sharing or Stock Bonus Plan - Code section 401(k)

We also designed the Contracts so they can be used as individually-owned Non-Qualified Contracts and with certain non-qualified retirement plans.

Owner, Annuitant and Beneficiary Designations

We will ask you to name the Owner(s), Annuitant(s), and Beneficiary(ies) for your Contract.

•
Owner: The Owner is the person, persons (if a co-owner is named), or entity entitled to all of the ownership rights under the Contract. If the Contract is owned by a non-natural person (or an entity), then the Owner must be a custodian or a trust established for the sole benefit of the Annuitant or his or her beneficiaries in order for tax-deferral to apply. Owners can exercise their rights and privileges during the Accumulation Phase, up to the Annuity Income Date, unless the Contract specifies otherwise. After the Annuity Income Date, the Annuitant holds any rights and privileges of ownership that continue.

Our Contracts are designed to focus on the retirement needs of individuals.  Our Contracts are not designed for ownership by—nor can any optional living benefit available under the Contract be elected by—entities such as non-profit organizations, limited liability companies, partnerships, corporations, endowments, or pooled accounts such as certain defined benefit plans and omnibus Qualified Plans.

Ownership of a Qualified Contract may not be transferred except:

•	to the Annuitant;
•	to a trustee or successor trustee of a pension or profit sharing trust that is qualified under Code section 401;
•
to the employer of the Annuitant, provided that, after transfer, the Qualified Contract is maintained for the benefit of the Annuitant under the terms of a retirement plan qualified under Code section 403(a);

•	to the trustee or custodian of a traditional IRA for the benefit of the Owners under a group contract; or
•	as otherwise permitted from time to time by applicable Internal Revenue Service laws and regulations.

Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than Sun Life (U.S.).

The Owner of a Non-Qualified Contract may change the ownership of the Contract before the Annuity Income Date. Any change of ownership must be made in writing, and we must receive such written notification in good order at the Service Center. Although the change of ownership will be effective as of the date on which the Owner signed the request for change, we assume no liability for any payments we make or any actions we take before receiving the change in good order. If you change the Owner of a Non-Qualified Contract, you will immediately become liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

Change of ownership (including adding or removing Owners) may cancel optional living benefits. The Contract itself will remain in force, and the Issue Date and other Contract features and benefits—e.g., any enhanced death benefits and withdrawal charge waivers—will continue to be based on the original Owner (and not the new Owner). The amount payable on the death of the new Owner will be the Contract’s Surrender Value.

•
Annuitant: The Annuitant is the natural person(s) who receive(s) annuity payments during the Income Phase.  The amount of those payments is based on the life (or lives, as appropriate) of the Annuitant(s). (In your Contract, the annuity payout option(s) refer to the Annuitant as the “Payee.”) When an annuity payout option has been selected as the method of paying the death benefit, the beneficiary is the Payee of the annuity payment. You select the Annuitant(s) on your application. If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, then you become the Annuitant.

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Beneficiary: Each beneficiary is a person or entity that you name to receive the Death Benefit. You select your beneficiary on your application. Unless you made an irrevocable beneficiary designation, you may change your beneficiary at any time by sending us a written request (in good order) on our required form. A new beneficiary designation goes into effect once we receive the required forms in good order, and we record the change. The change in beneficiary designation will take effect as of the date when the request for change was signed by the Owner.  The change will not affect any payment(s) we make or any action(s) we take before we record the written request.

Purchasing a Contract

To purchase a Contract, you must submit a completed application (in good order) and an initial Purchase Payment to us through any licensed insurance agent who also is a registered representative of a broker-dealer firm that has entered into a selling agreement with Sun Life (U.S.) and the general distributor of the Contract. The Annuitant(s) and Owner(s) must not be older than age 85. Different age requirements apply if you elect an optional living benefit or an enhanced death benefit under the Contract. (See “OPTIONAL LIVING BENEFIT:  SUN INCOME VISION” and “DEATH BENEFIT.”)

We will credit your initial Purchase Payment to your Contract within two Business Days of receiving your completed application in good order. If your application is not complete, we will notify you. If we do not have the necessary information to complete the application within five Business Days, we will return your money or ask your permission to retain your Purchase Payment until the application is in good order. Then we will apply the Purchase Payment within two Business Days of when the application is in good order.

The date when we credit your initial Purchase Payment to your Contract is the Issue Date. We use the Issue Date to determine Contract Years and Contract Anniversaries.

Note: There may be delays in our receipt of applications that are outside of our control (for example, because of the failure of the selling broker-dealer firm or sales agent to forward the application to us promptly, or because of delays in determining whether the Contract is suitable for you). Any such delays will affect when your Contract can be issued and when your Purchase Payment is allocated among the investment options under the Contract.

Purchase Payments

The minimum initial Purchase Payment is $10,000 ($5,000 for Qualified Contracts). The minimum amount for additional Purchase Payments is $1,000. You will need our prior approval to make an initial Purchase Payment of $2 million or more ($1 million if any Owner or Annuitant is age 81 or older on the Open Date), or an additional Purchase Payment that would cause your total Purchase Payments to exceed $2 million ($1 million if any Owner or Annuitant is age 81 or older at the time the Purchase Payment is received in good order). You may make Purchase Payments throughout the Accumulation Phase subject to the maximums.

We reserve the right to refuse any initial Purchase Payment or to refuse any additional Purchase Payments, and will provide you with written notification of any change in procedures related to refusal of Purchase Payments before such change takes effect. We do not accept additional Purchase Payments if any Owner or Annuitant is older than age 85.

Investing Your Purchase Payments

When you purchase a Contract, we allocate your Purchase Payment to the dollar cost averaging (DCA) account and/or to the Subaccounts that invest in the Fund Portfolios you selected. Any allocations to the Subaccounts must be in whole percentages and must total 100%. We will allocate additional Purchase Payments based on your current allocation instructions, unless you request a different allocation by sending us notice of the change in a form acceptable to us. Note: If you elect an enhanced death benefit or an optional living benefit, then you must allocate all of your Contract Value to one or more Designated Funds. (See “INVESTMENT RESTRICTIONS UNDER OPTIONAL LIVING BENEFIT AND CERTAIN DEATH BENEFIT OPTIONS.”)

We may deduct applicable premium taxes or similar taxes from your Purchase Payments if required under state law. (See “Premium Taxes.”) In that case, we will deduct those taxes from your Purchase Payment(s) before allocating the balance to the Subaccounts that you select.

Contract Value

Your Contract Value is the sum of your investment in each Subaccount including the DCA Account. Your Contract Value will fluctuate with the investment results of the underlying Funds you have chosen.

Variable Accumulation Unit Value

We measure your Contract Value in Variable Accumulation Units. Each Subaccount has its own Variable Accumulation Units. The value of each Variable Accumulation Unit in a Subaccount reflects the net investment performance of that Subaccount. We determine that value once on each day that the NYSE is open for trading, at the close of regular trading on the NYSE, which is generally 4:00 p.m., Eastern Time. The NYSE is currently closed on weekends, New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

On the first Business Day that a Subaccount is established, we set the value of a Variable Accumulation Unit at a specified dollar amount. We determine the value of a Variable Accumulation Unit value for any subsequent day by multiplying (i) the value of a Variable Accumulation Unit for the immediately preceding Business Day by (ii) the “net investment factor” for the Subaccount for the Business Day for which the Variable Accumulation Unit value is being determined. The “net investment factor” represents the net return on the Subaccount’s assets from one Business Day to the next (i.e., a Valuation Period).

We calculate the net investment factor for each Subaccount for any Valuation Period using the following equation:  Investment factor = [(a)/(b)] – (c), where:

(a) is the net asset value of a Fund share held in the Subaccount at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the current Valuation Period;

(b) is the net asset value per share of the Fund share held in the Subaccount at the end of the immediately preceding Valuation Period; and

(c) is a factor representing the asset-based charges.

Because the value of a Variable Accumulation Unit fluctuates with the value of the corresponding Fund share, no minimum value is guaranteed. See the statement of additional information for a hypothetical example of how we calculate the value of a Variable Accumulation Unit.

Crediting and Canceling Variable Accumulation Units

When we receive an allocation to a Subaccount, either from a Purchase Payment or a transfer of Contract Value, we credit that amount to your Contract in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Subaccount, or when we deduct certain charges under the Contract. We determine the number of units credited to or canceled from a particular Subaccount by dividing the dollar amount transferred or withdrawn by the Variable Accumulation Unit value for that Subaccount at the end of the Valuation Period when the transaction or charge is effective.

Transfer Privilege

Permitted Transfers

During the Accumulation Phase, you may transfer all or part of your Contract Value to one or more Subaccounts, subject to the following restrictions.
•	You may not make more than 12 transfers in any Contract Year.
•	At least 6 days must elapse between transfers to and from a Subaccount.
•	Transfers to or from Subaccounts are subject to terms and conditions that may be imposed by the Funds.
•	We impose additional restrictions on market timers, which are further described below.
We reserve the right to change or eliminate these restrictions and exceptions at any time. Any change will be applied uniformly. We will notify you of any change before it takes effect.

These transfer restrictions do not apply to transfers made pursuant to any dollar cost averaging, asset allocation, systematic withdrawal, or rebalancing portfolio programs. However, additional restrictions will apply to transfers made under an enhanced death benefit or an optional living benefit.  (See “INVESTMENT RESTRICTIONS UNDER OPTIONAL LIVING BENEFIT AND CERTAIN DEATH BENEFIT OPTIONS.”)

Currently, we do not charge you for transfers. However, we reserve the right to charge up to $25 for each transfer. We will notify you in writing of any change in current procedures related to assessment of transfer charges before such a change takes effect.  Transfers made under any dollar cost averaging, asset allocation, systematic withdrawal, or portfolio rebalancing programs available under the Contract will not count as transfers for purposes of assessing a transfer charge.

Under current law, there is no tax liability for transfers.

Requests for Transfers

You, your authorized registered representative of the broker-dealer firm of record, or another authorized third party may request transfers in writing or by telephone or facsimile. We automatically apply telephone transfer privileges to your Contract unless you notify us in writing at the Service Center that you do not want the ability to make transfers by telephone. To make a telephone transfer, you may call us at (800) 752-7216, Monday through Friday, between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time, or fax your instructions to (781) 304-5383.

In addition, registered representatives of broker-dealer firms that have entered into selling agreements with us may submit transfer requests on behalf of their clients through the Internet to our broker website. To use this electronic transfer service, the registered representative must agree to our online terms of use. If you wish to purchase a Contract for which this electronic transfer service is available, then you can contact us at (800) 752-7216 to identify broker-dealer firms with registered representatives that use this service.

We will require personal identifying information to process a transfer request made by telephone or electronically. We will not be liable for following instructions communicated electronically or by telephone that we reasonably believe are genuine.

We reserve the right to deny any and all transfer requests made by telephone or facsimile, or electronically, and to require that certain transfer requests be submitted in writing instead. A transfer request may be denied if it is not in good order or if it does not comply with the terms of our short-term trading policy or the trading policy of a Fund involved in the transfer.  If a telephone, facsimile or electronic transfer request is denied, then we will immediately notify you and/or your authorized registered representative.

We also reserve the right to suspend, modify, restrict, or terminate the telephone, facsimile, or electronic transfer privilege at any time.  Your ability (or the ability of your authorized registered representative or another authorized third party) to request transfers by telephone, facsimile, and/or electronically may also be limited by circumstances beyond our control, such as during system outages or periods of high volume.

Your transfer request will be priced at the Variable Accumulation Unit value next determined at the end of the Valuation Period when we receive or are deemed to receive it in good order in a form that we accept. (See “Communicating to Us About Your Contract.”) Note: Certain Subaccounts have similar names. To ensure that your request is in good order, it is important that you state or write the full name of the affected Subaccount(s) when making your transfer request.

Certain transfer requests can result in modifications to or cancellation of one or more of the Contract’s enhanced features or optional benefits or programs that require, or are based on, specific allocations among the available Subaccounts or the DCA Account.  For more information, see “OPTIONAL LIVING BENEFIT: Sun Income Vision,” “APPENDIX [X4]:  SPECIFIED FUNDS OPTION,” and “APPENDIX [X5]:  BUILD YOUR OWN PORTFOLIO OPTION.”

No more than one transfer request may be made on the same Business Day, regardless of whether (i) the request is made by you, your authorized registered representative, or another authorized third party, and (ii) the request is submitted in writing, by telephone or facsimile, or electronically.

You, your authorized registered representative, or another authorized third party can cancel a transfer request by contacting us by telephone at (800) 752-7216 (or by facsimile at (781) 304-5383) before the end of the Valuation Period when the transfer request was submitted.  We may also permit your authorized registered representative to cancel a transfer request through the broker website, provided that we receive the request before the end of the Valuation Period when the transfer was submitted.

Disruptive Trading and Market Timing

Market timing and frequent or disruptive trading among the Subaccounts can cause risks with adverse effects on Funds as well as all Owners and beneficiaries invested in the affected Subaccounts, not just those making the transfers. Some of the harmful effects of frequent or disruptive trading include:

•	dilution of the interests of long-term investors in a Subaccount if purchases or transfers into or out of a Fund are made at prices that do not reflect an accurate value for the Fund’s investments;
•	an adverse effect on portfolio management, such as
o	impeding a portfolio manager’s ability to sustain an investment objective;
o	causing a Fund to maintain a higher level of cash than would otherwise be the case;
o	causing a Fund to liquidate investments prematurely (or at an inopportune time) to pay withdrawals or transfers out of the Fund; and
•	increased brokerage and administrative expenses.

In addition, short-term trading can diminish a Fund’s performance. If large amounts of money are suddenly transferred out of a Fund, the Fund’s investment adviser cannot effectively invest in accordance with the Fund’s investment objectives and policies.

The Contracts are not designed for short-term trading. If you wish to employ short-term trading strategies, do not purchase a Contract.

The transfer limits and other restrictions described below depend on our ability to monitor transfer activity. Some Owners and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection. Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Owners or intermediaries or curtail their trading.

We have policies and procedures to limit the number and frequency of transfers of Contract Value. We also reserve the right to charge a fee for transfers to discourage frequent trading. In no event will the total charge assessed in connection with a transfer—i.e., this fee as well as any charge that we may assess on a permitted transfer of Contract Value among Subaccounts (see “Permitted Transfers” above)—exceed the maximum fee per transfer presented under “Fees and Expenses.”

Short-term trading activities, whether by the Owner or a third party authorized to initiate transfer requests on behalf of Owner(s), may be subject to other restrictions as well. For example, we reserve the right to take actions against short-term trading that restrict your transfer privileges more narrowly than the policies described under “Permitted Transfers,” such as requiring transfer requests to be submitted in writing through regular first-class U.S. mail (i.e., no overnight, priority or courier delivery allowed), and refusing any and all transfer instructions.

If we determine that a third party acting on your behalf is engaging in a pattern of short-term trading (either alone or in combination with transfers effected by you directly), we may refuse to process certain transfers requested by such a third party. We impose additional restrictions on third parties who engage in transfers of Contract Values on behalf of multiple Owners at one time. Specifically, we:
•	limit the form of such large group transfers to mail delivery only;
•	require the third party to give us advance notice of any large group transfers so that we can have additional staff ready to process those requests; and
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require that the amount transferred out of a Subaccount for each Owner be equal to 100% of that Owner’s value in the Subaccount. If a transfer request for less than 100% of an Owner’s value in a Subaccount is made, we will deem that request not in good order and immediately notify the Owner or the third party authorized to act on behalf of the Owner.

We will notify you in writing of any restrictions imposed.

We also reserve the right to waive short-term trading restrictions in the following instances, where permitted by law and not adverse to the interests of the relevant underlying Fund:

•      when a new broker of record is designated for the Contract;
•	when the Owner changes;
•	when control of the Contract passes to the designated beneficiary upon the death of the Owner or Annuitant;
•	when necessary in our view to avoid hardship to an Owner; or
•	when Funds are dissolved, merged, or substituted.

We apply the short-term trading policy and the permitted waivers of that policy to all contracts uniformly. If we did not do so, some Owners could experience a different application of the policy and therefore may be treated unfairly. Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some traders to engage in short-term trading while prohibiting others from doing the same.

Funds’ Shareholder Trading Policies

In addition to the restrictions that we impose (as described above under “Permitted Transfers” and “Short-Term Trading”), most of the Funds have adopted their own policies and procedures with respect to frequent purchases and redemptions of their shares. These policies and procedures may be different, and more or less restrictive, than the frequent trading policies and procedures of other Fund portfolios and the policies and procedures that we have adopted for our variable insurance contracts to discourage market timing and disruptive trading. Owners should be aware that we may not have the contractual ability or the operational capacity to monitor all Owners’ transfer requests and to apply the frequent trading policies and procedures of each respective Fund that would affected by the transfers. Accordingly, Owners, and other persons who have material rights under our variable insurance contracts, should assume that any protection that they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures that we have adopted for our variable insurance contracts to discourage market timing and disruptive trading in certain Subaccounts.

In addition, as required by SEC regulation, we have entered into a written agreement with each Fund or principal underwriter that obligates us to provide the Fund, upon written request, with information about you and your trading activities (or the trading activities of a third party acting on your behalf) in the Fund’s portfolios. In addition, we are obligated to execute instructions from a Fund that may require us to restrict or prohibit your investment in a specific Fund if that Fund identifies you as violating the frequent trading policies it has established. If we disagree with the timing or substance of a Fund’s requests for information or with any transaction limits or restrictions that the Fund requests us to impose on our customers, and that disagreement cannot be resolved satisfactorily, then the Fund may be restricted or, subject to regulatory approval, replaced the Fund as a variable investment option.

If we receive a Purchase Payment allocated to a Fund that has directed us to restrict or prohibit your trades into the Fund, then we will request new allocation instructions from you. If we receive from you a transfer request into a Fund that has directed us to restrict or prohibit your trades, then we will not effect the transfer.

Omnibus Orders

Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Fund portfolios are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit a Fund’s ability to apply its respective frequent trading policies and procedures. As a result, we cannot guarantee that the Funds you select will not be harmed by the transfer activity of retirement plans or other insurance companies that may invest in the Funds.

Those other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. However, if their policies and procedures fail to successfully discourage harmful transfer activity, then that activity will affect other owners of Fund shares, as well as the owners of all of the variable annuity or variable life insurance contracts, including ours, that offer the Funds as investment options. In addition, if a Fund manager believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in market timing and disruptive trading, then the Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Additional Contract Features

You may participate in any of the following programs free of charge. This means:
•	you will not need to pay for transfers made under the terms of these optional programs; and
•	any transfers that you make under these programs will not count as one of the 12 transfers per year. (See “Transfer Privilege.”)
We reserve the right to terminate any of these programs at any time. You may also end your participation in any of these programs at any time.

Dollar Cost Averaging Program

You may elect to participate in the dollar cost averaging program, at no extra charge, when you make Purchase Payments before the Annuity Income Date. Dollar cost averaging (DCA) allows you to invest gradually, over time, in the Subaccounts by allocating all or a portion of your Purchase Payment to the DCA Account.

The main objective of a DCA program is to minimize the impact of short-term price fluctuations on Contract Value. In general, because you transfer the same dollar amount(s) to the Subaccount(s) at set intervals, dollar cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. As a result, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A DCA program allows you to take advantage of market fluctuations, but does not insure a profit or protect against losses in a declining market.

Under the DCA program:
•	We reserve the right to limit minimum investments to at least $1,000.
•	At regular time intervals, we will automatically transfer a portion of your Contract Value in the DCA Account to one or more Subaccounts that you choose.
•	The transfers continue until: (i) you deplete your Contract Value allocated to the DCA program, (ii) you choose to stop the program, (iii) your Annuity Income Date, or (iv) your death.
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The final amount transferred from any fixed account will include all interest earned on amounts allocated to the DCA Account. (Previously applied amounts may not be transferred back to the DCA Account.) The final amount transferred from any Subaccount will include any earnings on amounts allocated to the DCA Account.

At your direction, all amounts allocated to the DCA Account will be invested in 6-month or 12-month fixed account options, which are part of the general assets of Sun Life (U.S.) (referred to as the “general account”). We credit interest on amounts allocated to the DCA Account for the duration of the fixed account option that you select at a guaranteed interest rate that we declare. We may change the guaranteed interest rate from time to time, but no guaranteed interest rate will ever be less than the minimum guaranteed rate required by law. To find out about our current guaranteed interest rate, call us at (800) 752-7216.

If you discontinue the DCA program before completion, then any amounts remaining in the DCA Account will be transferred, in the same proportional allocation, to each of the Subaccounts you chose to receive funds transferred from the DCA Account.  Any allocation of a new Purchase Payment to the DCA Account will start a new DCA program and may be subject to a $1,000 minimum investment limit.

Currently, the DCA Account is funded through fixed account options only. We reserve the right to fund the DCA Account through the Variable Account. In addition, we reserve the right to discontinue the DCA program at any time.

Asset Allocation Program

One or more asset allocation models may be available in connection with the Contract, at no extra charge. You may elect to participate in an asset allocation model at any time prior to your Annuity Income Date as long as we are still offering asset allocation models. Asset allocation is the process of investing in different asset classes, such as equity funds, fixed income funds, and money market funds, depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.

We have no discretionary authority or control over your investment decisions. We do not recommend asset allocation models or otherwise provide advice as to what asset allocation model may be appropriate for you.

Our asset allocation program consists of one or more asset allocation models that we may make available from time to time. You may participate in only one model at a time. Each such asset allocation model represents a combination of Subaccounts with a different level of risk. Any asset allocation models, as well as the terms and conditions of this asset allocation program, are fully described in a separate brochure. You may request a copy of this brochure by calling us at (800) 752-7216. We may add or delete such models in the future.

Our asset allocation models are “static.” That is to say, if you elect an asset allocation model, we automatically rebalance your Account Value among the Sub-Accounts represented in the model you chose. While we will not alter the Sub-Account allocation percentages used in any asset allocation model, your asset allocation model and allocation weightings could be affected by mergers, liquidations, fund substitutions or closures.

You will not be provided with information regarding the periodic updates to models that we may offer to new Contract purchasers. Any new models will only be offered to Contracts opened on or after the date the new model goes into effect or to Owners who elect an asset allocation model on or after that date. Owners of any existing asset allocation model will remain in that existing model and we will continue to rebalance their percentage allocations among the Sub-Accounts in that existing model. However, such Owners may make an independent decision to change their asset allocations at any time. Investment alternatives, other than these asset allocation models, are available that may enable you to invest your Account Value with similar risk and return characteristics. You should consult your financial adviser periodically to consider whether any model you have selected is still appropriate for you.

Systematic Withdrawal Program

You can select our Systematic Withdrawal Program at any time before your Annuity Income Date at no extra charge. Under the Systematic Withdrawal Program, you specify the amount and frequency of regular withdrawals you would like to receive from your Contract Value and we will process those withdrawals automatically after we receive your written instructions in good order at the Service Center. You can take withdrawals on a monthly, quarterly, semi-annual, or annual basis.

Note:
•	We reserve the right to make this program available only under Contracts with a minimum Contract Value of $10,000.
•	Withdrawal amounts under this program must be $25 or more.
•	Withdrawals under this program may be subject to withdrawal charges.
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Withdrawals under this program may be included as income. Withdrawals made before you are 59½ may also be subject to a 10% federal tax penalty. You should consult a qualified tax professional before selecting this program.

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If you have selected Sun Income Vision, you may have to adjust the amount and timing of your systematic withdrawals to comply with amounts you are allowed to withdraw each year. (See “Annual Income Amount” and “Lifetime Income Percentage.”)

You may change or stop this program at any time, by written notice to us or other means approved by us. We reserve the right to terminate this program at any time.

Portfolio Rebalancing Program

You may select our Portfolio Rebalancing Program at any time before your Annuity Income Date. Under this program, we transfer funds among all Subaccounts to maintain the percentage allocation you have selected for these Subaccounts. Depending on your instructions, we will make these transfers on a quarterly, semi-annual or annual basis. If you elected an optional living benefit or an enhanced death benefit, then each quarter we will automatically transfer your Contract Value among the Designated Funds you selected to maintain the percentage allocations that you chose. (See “Investment Options.”)

Taking Withdrawals

Requesting a Withdrawal

At any time during the Accumulation Phase, you can have access to the money in your Contract by: (i) withdrawing all or any portion of your Contract Value; or (ii) taking payouts through our systematic withdrawal program. To make a withdrawal, other than a systematic withdrawal, you must send a request in writing (or in another form acceptable to us) to the Service Center. Your request must be in good order and must specify whether you want to withdraw your full Contract Value or, if less, the amount you wish to withdraw.

All withdrawals may be subject to a withdrawal charge (see “Withdrawal Charge”), as well as to income tax and a 10% penalty tax. (See “FEDERAL TAX CONSIDERATIONS.”) You should carefully consider these tax consequences before requesting a cash withdrawal.

Note:
•	If your contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on withdrawals.
•	Certain withdrawals may require verification that a signature is authentic. You can obtain a signature guarantee at many banks and broker-dealer firms.
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Withdrawals may significantly reduce any death benefit and/or living benefit amount, and may do so by an amount that exceeds the amount of the withdrawal. For more information on the impact of withdrawals on death benefit proceeds and on amounts payable under Sun Income Vision, you should refer to the more detailed discussion in the “OPTIONAL LIVING BENEFIT:  SUN INCOME VISION” and “DEATH BENEFIT” sections of this prospectus.

Full Withdrawals

If you request a full withdrawal, then to determine the amount we will pay you, we deduct the following from your Contract Value at the end of the Valuation Period during which we receive your withdrawal request (in good order at the Service Center):
•	any applicable annual contract fee; and
•	any applicable Withdrawal Charge.

A full withdrawal results in the surrender of, and the cancellation of all rights and privileges under, your Contract. Your optional living benefit and any death benefit will end.

Partial Withdrawals

Unless you specify otherwise, when you request a partial withdrawal, we will pay you the amount you requested minus any applicable charges under the Contract and any applicable taxes. We will reduce your Contract Value by the full amount that you requested be withdrawn.

You may specify the amount you wish to withdraw from each Subaccount and the DCA Account to which your Contract Value is allocated. If you do not specify these amounts, we will deduct the total amount that you request be withdrawn on a pro rata basis from the Subaccount(s) and the DCA Account based on your Contract Value at the end of the Valuation Period during which we receive your request in good order at  our Service Center. (If you have selected the Build Your Own Portfolio investment option or an asset allocation model, then withdrawals out of your portfolio model will be taken pro-rata from each of your selected Funds.)

If you request a partial withdrawal that reduces your Contract Value to an amount less than the annual contract fee for the Contract Year in which you make the withdrawal, we reserve the right to treat that request as a request for a full withdrawal.

Free Withdrawal Amount

Each Contract Year, you may withdraw a portion of your Contract Value, which we call the “free withdrawal amount,” without incurring a withdrawal charge. The free withdrawal amount is equal to the greatest of:
•	10% of the amount of all Purchase Payments that are still subject to a withdrawal charge at the beginning of the Contract Year;
•	your maximum Annual Income Amount, if you selected an optional living benefit (see “OPTIONAL LIVING BENEFIT: SUN INCOME VISION,” or
•	your Contract’s yearly required minimum distribution required under the Code, if you have a Qualified Contract.

For a Qualified Contract, the waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

Any portion of the “free withdrawal amount” that you do not use in a Contract Year cannot be carried forward for use in future years.

Order of Withdrawals

Each time you make a withdrawal, we consider the free withdrawal amount to be withdrawn first. If the amount that you withdraw is greater than your free withdrawal amount, then that excess will be subject to a withdrawal charge. We will withdraw the excess, in order, from your oldest remaining Purchase Payment to your most recent Purchase Payment. Each time you make a withdrawal, we will follow this procedure until all of your Purchase Payments have been withdrawn. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be earnings and is not subject to a withdrawal charge.

OPTIONAL LIVING BENEFIT: SUN INCOME VISIONSM

We offer an optional living benefit (“Sun Income Vision” or “Living Benefit”) that you can elect with your Contract to help protect your future income against market risk (that is, the risk that your investments may decline in value and result in less income to you).

For a better understanding of the Living Benefit, we have included definitions of several key terms, and more information about the availability and cost of, and the restrictions applicable to, Sun Income Vision. You should consult with tax and financial professionals to determine if the Living Benefit is appropriate for you.

Key Terms

t is important to understand several key terms that are fundamental to the Living Benefit. These key terms are described in greater detail elsewhere in this prospectus.

Annual Income Amount: an annual dollar amount calculated as a percentage of the Income Benefit Base beginning on the Coverage Date.

Coverage Date: your Issue Date if you are at least age 59; otherwise, the first Contract Anniversary after you reach age 59. On this date, you are eligible to begin receiving your Annual Income Amount.

Early Withdrawal: a withdrawal taken before the Coverage Date.

Excess Withdrawal: a withdrawal taken after the Coverage Date which, alone or when combined with any other withdrawals taken in the same Contract Year, exceeds the Annual Income Amount (or, if greater, your Contract’s required minimum distribution amount, as defined under the Internal Revenue Code).

Income Benefit Base: the amount used to calculate (i) your Annual Income Amount and (ii) the cost of your Living Benefit described below.

Lifetime Income Percentage: a percentage of the Income Benefit Base used to calculate the amount you can withdraw each Contract Year. The percentage is determined based on your attained age (or, with joint-life coverage, the attained age of the younger spouse) at the time of your first withdrawal after the Coverage Date. A different Lifetime Income Percentage applies to specified age ranges and the oldest age range corresponds to the highest percentage.

When discussing the Living Benefit, the terms “you” and “your” refer to the oldest living Owner under single-life coverage or the younger spouse under joint-life coverage. In the case of a non-natural Owner, these terms refer to the oldest living Annuitant. Non-natural Owners currently are only eligible for single-life coverage.

How the Living Benefit Works

The Living Benefit is designed to give you income for the rest of your life, regardless of investment performance. To determine the amount of lifetime income for which you are eligible, we consider two factors, your Income Benefit Base and your Lifetime Income Percentage.

•
Initially, we set your Income Benefit Base to equal your initial Purchase Payment. The Income Benefit Base may be increased by any subsequent Purchase Payment or step-up; it may be decreased by any Early Withdrawals and Excess Withdrawals taken.

•	We determine your Lifetime Income Percentage based on your age when you start taking withdrawals after your Coverage Date.
•	Under the Living Benefit, the amount you can withdraw each Contract Year equals your Annual Income Amount, which is your Lifetime Income Percentage multiplied by your Income Benefit Base.

The Living Benefit provides lifetime income even if the Contract Value declines to zero, provided that certain requirements are met while the Living Benefit is in effect.

•
You must allocate 100% of your Contract Value in Designated Funds that help manage our risk and support the guarantees under the Living Benefit.  (See “INVESTMENT RESTRICTIONS UNDER OPTIONAL LIVING BENEFIT AND CERTAIN DEATH BENEFIT OPTIONS.”)

•
After your Coverage Date, you must limit your total withdrawals to an amount not to exceed your Annual Income Amount or your Contract’s yearly required minimum distribution, if greater. (See “Tax Issues Under the Living Benefit.”)

Sun Income Vision will not be available under Contracts issued in conjunction with beneficiary IRAs, and cannot be elected by non-profit corporations, limited liability companies, partnerships, corporations, endowments, defined benefit retirement plans, and other entities, retirement plans or pooled accounts that we may specify in the future.

See “APPENDIX [X2]—OPTIONAL LIVING BENEFIT EXAMPLE” for examples showing how the features of the Living Benefit work.

Please note:

•	You can elect Sun Income Vision before or on your Issue Date.
•	To be eligible for Sun Income Vision all Owners and all Annuitants must be at least age 40, and no older than age 85, on the Open Date.
•	You will pay a fee for the Living Benefit.
•
Your Living Benefit is in effect beginning on the Issue Date and ending on the earlier of the Annuity Income Date or the date the Living Benefit terminates. Of course, you can always withdraw an amount up to your Surrender Value pursuant to your rights under the Contract.

•
If your Contract Value is reduced to zero as a result of an Excess Withdrawal or an Early Withdrawal, your Income Benefit Base will be reduced to zero. Consequently, your Contract and your Living Benefit will end. This means that you could pay for a benefit that you never receive.

•
If, however, your Contract Value is reduced to zero for any reason other than immediately following an Excess Withdrawal or an Early Withdrawal (e.g., through any combination of poor investment performance of the Designated Funds, Contract charges, and other withdrawals), then your Income Benefit Base will not be reduced. Your Contract will end, but your right to receive an Annual Income Amount will continue. Regardless of your age on the day the Contract Value is reduced to zero, you still will be entitled to receive your Annual Income Amount each year for as long as you live.

•	You may terminate the Living Benefit at any time; once terminated, it cannot be reinstated.

Sun Income Vision may not be appropriate for all investors. Before purchasing Sun Income Vision, you should carefully consider the following:

Sun Income Vision may be appropriate for you if you are an investor who:

●	wants an opportunity for annual income to increase as you grow older.
●	wants a guaranteed stream of income for life without annuitizing, beginning after your Coverage Date.
●	wants the option of joint-life coverage.

Sun Income Vision may be inappropriate for you if you are an investor who:

●	does not anticipate making frequent withdrawals, and your primary objective is to take maximum advantage of the tax deferral aspect of the Contract.
●	wants single-life coverage on a co-owned Contract.

Sun Income Vision is inappropriate if you are an investor who:

●	wants to invest in funds other than a Designated Fund.
●	plans to take repeated Early or Excess Withdrawals for any reason.
●	plans to take any withdrawals for the payment of advisory or other fees.

Single-Life and Joint-Life Coverage

You may elect single-life coverage or, for a higher fee, joint-life coverage, under the Living Benefit.  Once you make your choice, however, you cannot switch between joint-life and single-life coverage regardless of any change in life events. Joint-life coverage:

(i)	must be elected on the Issue Date and cannot be added later;
(ii)	is available on an individually-owned Contract only if the spouse is the sole primary beneficiary under the Contract while the Living Benefit is in effect;
(iii)	is available on a co-owned Contract only if the spouses are the only co-owners while the Living Benefit is in effect; and
(iv)	is not available to non-natural Owners or if you are unmarried on the Issue Date.

With joint-life coverage, the age of the person who was the younger spouse on the Issue Date determines when and how much income can be taken under the Living Benefit. Your Coverage Date will be the Issue Date provided that person is age 59 or older. If that person is younger than age 59, your Coverage Date will be the Contract Anniversary after he or she attains (or would have attained) age 59. It does not matter whether the person who was the spouse is still alive or whether you are still married to that person. The Lifetime Income Percentage is based on the age the younger spouse is (or would have been) on the date of the first withdrawal under the Contract after the Coverage Date. The Lifetime Income Percentage may be reset to a higher percentage in the event of a step-up.

Please note:
•
Whereas withdrawals of the Annual Income Amount under single-life coverage end when any Owner dies, withdrawals of the Annual Income Amount under joint-life coverage continue as long as the Owner or the Owner’s spouse is alive. To take the Annual Income Amount after the death of a spouse under joint-life coverage, however, the surviving spouse must first elect to continue the Contract through spousal continuation. (See “Death of Owner—Joint-Life Coverage.”)

•
If your spouse is significantly younger or older than you, you should carefully consider whether joint-life coverage is an appropriate choice in light of the possible long waiting period to begin annual withdrawals and the higher fee for joint-life coverage.

•	Single-life coverage may not be an appropriate choice on a co-owned Contract because the Living Benefit will end on the death of any Owner.
•	If an Owner elects joint-life coverage, the Owner’s surviving spouse (and the sole primary beneficiary) will always pay the higher joint-life fee.
•
If the person who was your spouse on the Issue Date is no longer your spouse or the sole primary beneficiary under the Contract, then the Living Benefit will still continue for the remaining spouse and no new spouse can be added.  The joint-life fee will continue.

•	If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “FEDERAL TAX CONSIDERATIONS.”

Income Benefit Base

We use the Income Benefit Base to calculate the Annual Income Amount. On the Issue Date, we set your Income Benefit Base equal to your initial Purchase Payment. Thereafter, your Income Benefit Base is:

•	increased by any subsequent Purchase Payments;
•	increased by any step-ups; and
•	decreased by any Early and Excess Withdrawals (see “Impact of Withdrawals,” below).

The maximum Income Benefit Base permitted after any step-up is $10 million. To determine this maximum limit, we may aggregate the benefit bases of all variable annuity contracts with living benefits that you own and that are issued by Sun Life Assurance Company of Canada (U.S.) or its affiliates.

Please note:  Your Income Benefit Base is not a cash value, a Surrender Value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any Subaccount, and it is not a guarantee of Contract Value.  Rather, it is a value used to calculate the Annual Income Amount and the fee for your Living Benefit.

Lifetime Income Percentage

We use the Lifetime Income Percentage to calculate the Annual Income Amount. The Lifetime Income Percentage is determined based on:

•	your age when the first withdrawal is taken after the Coverage Date; or
•	if joint-life coverage is selected, the age of the younger spouse when the first withdrawal is taken after the Coverage Date.

Age at time of first withdrawal	Lifetime Income Percentage-- Single-Life and Joint-Life Coverage
59-64	3%
65-79	4%
80+	5%

Once established, the Lifetime Income Percentage will not increase even though your age increases, except in certain circumstances involving step-ups (described below).

Annual Income Amount

Beginning on the Coverage Date, you can withdraw up to the Annual Income Amount from your Contract in any Contract Year without reducing your Income Benefit Base. We determine the Annual Income Amount by multiplying the Income Benefit Base by the Lifetime Income Percentage (shown in the chart above), based on your age at the time of the first withdrawal after the Coverage Date. Whenever you make a Purchase Payment that increases your Income Benefit Base, we will immediately recalculate your Annual Income Amount. We also recalculate your Annual Income Amount each year on your Contract Anniversary, based upon certain other increases or decreases to the Income Benefit Base that occurred during the previous Contract Year.

•	After each step-up to the Income Benefit Base, we will calculate the new Annual Income Amount on your next Contract Anniversary.
•
If an Excess Withdrawal has been taken, your available Annual Income Amount will be zero for the remainder of that Contract Year. On your next Contract Anniversary, we will calculate a new Annual Income Amount, based on your then current Income Benefit Base.

•	If your Contract Value has been reduced to zero immediately following an Excess Withdrawal, your Contract, including your Living Benefit, will end.

For further information about the impacts of taking your Annual Income Amount, see “Tax Issues Under the Living Benefit” and “FEDERAL TAX CONSIDERATIONS.”

Please note:
•
If you elect the Living Benefit and you are (or your spouse is, if joint-coverage applies) younger than age 59 on the Issue Date, then you will still be assessed a fee for the Living Benefit, even though the Annual Income Amount will be zero until the Coverage Date.

•
Your Annual Income Amount is not cumulative. If you do not take the entire Annual Income Amount during a Contract Year, then you cannot take more than the Annual Income Amount in the next Contract Year and still maintain the Living Benefit’s guarantees.

Step-Up

The step-up feature available with the Living Benefit gives you an opportunity to grow your Income Benefit Base.
•
On each Contract Anniversary before your Annuity Income Date, if your Contract Value exceeds your current Income Benefit Base, we will automatically increase your Income Benefit Base to an amount equal to your Contract Value.

•
If you cross into another age tier at the time of the step-up (we refer to this as “step-through”), then we will increase the Lifetime Income Percentage. For example, if you are age 79 (in the 65-79 age tier) when you make your first withdrawal, and you are age 80 at the time of the automatic step-up of your Income Benefit Base, then your Lifetime Income Percentage will increase to the level for the 80+ age tier. (See the chart under “Lifetime Income Percentage.”)

Impact of Withdrawals

Starting on your Coverage Date and continuing to your Annuity Income Date, you may take partial withdrawals up to your Annual Income Amount each Contract Year without reducing your Income Benefit Base. However, these withdrawals will reduce your Contract Value by the amount of the withdrawal (and reduce the amount of your death benefit proportionately); they may also affect step-ups. Withdrawals taken in connection with the Living Benefit also may be subject to income taxes and federal tax penalties (e.g., if taken before age 59½). You should consult a qualified tax professional for more information.

Early Withdrawals

If you take withdrawals before your Coverage Date, referred to as “Early Withdrawals,” we will reduce the Income Benefit Base proportionately by the full amount of the withdrawal. We then calculate your new Income Benefit Base using the following formula:

IBB x	(	CV - WD	)
CV

Where:
IBB	=	your Income Benefit Base immediately before the Early Withdrawal.
WD	=	the amount of the Early Withdrawal.
CV	=	your Contract Value immediately before the Early Withdrawal.

Excess Withdrawals

After the Coverage Date, any partial withdrawal that, when taken alone or in combination with all other withdrawals taken in the same Contract Year, exceeds the Annual Income Amount is considered an “Excess Withdrawal.” If you take an Excess Withdrawal, we will reduce your Income Benefit Base proportionately by the amount of the withdrawal in excess of the Annual Income Amount. We then calculate your new Income Benefit Base using the following formula:

IBB x	(	CV - WD	)
CV - AIA

Where:
IBB	=	your Income Benefit Base immediately before the Excess Withdrawal.
WD	=	the amount of the Excess Withdrawal.
CV	=	your Contract Value immediately before the Excess Withdrawal.
AIA	=	your Annual Income Amount minus any prior partial withdrawals taken during the current Contract Year.

The above calculations of Early and Excess Withdrawals show proportionate reductions. That is, the reduction to your Income Benefit Base will not be dollar-for-dollar, and may be more or less than the amount withdrawn.

Please Note:
•	Early Withdrawals and Excess Withdrawals could—
o	severely reduce, and even terminate, your Living Benefit; and
o	reduce your Contract Value to zero, thereby terminating your Contract without value.
•	We do not monitor for Excess Withdrawals. Accordingly, if you take regular or scheduled withdrawals, you should track your withdrawals to be sure they do not exceed your Annual Income Amount.
•
You should consider when to begin making withdrawals because you may not start at the most financially beneficial time for you. For example, by waiting to take withdrawals, you may have more opportunity to increase your Annual Income Amount, but you will have less time to take withdrawals.

•
The timing and amount of your withdrawals may significantly decrease, and even terminate, your benefits under the Living Benefit. For example, if your Contract Value is reduced to zero immediately following an Early or an Excess Withdrawal, then your Income Benefit Base will also be reduced to zero and your Contract will terminate without value and, thereafter, no Annual Income Amount will be paid.

Contract Value Goes to Zero

If your Contract Value is reduced to zero immediately following an Excess Withdrawal or an Early Withdrawal, your Income Benefit Base will be reduced to zero. Consequently, your Contract and your Living Benefit will end. This means that you could pay for a benefit that you never receive.

If, however, your Contract Value is reduced to zero for any reason other than immediately following an Excess Withdrawal or an Early Withdrawal (e.g., through any combination of poor investment performance of the Designated Funds, Contract charges, and other withdrawals), then your Income Benefit Base will not be reduced. Your Contract will end, but your right to receive an Annual Income Amount will continue. Regardless of your age on the day the Contract Value is reduced to zero, you still will be entitled to receive your Annual Income Amount each year for as long as you live.

If your Contract Value is reduced to zero before your Coverage Date at any time other than immediately following Early Withdrawal, then we will provide an annual payment equal to your Income Benefit Base immediately before your Contract Value is reduced to zero multiplied by 3.0%.  These annual payments will begin on what would have been your Coverage Date, generally the Contract Anniversary after the Owner, or the younger spouse if joint-life coverage is selected, turns age 59. We will not make any annual payments if you die before what would have been your Coverage Date.

If your Contract Value is reduced to zero after your Coverage Date for any reason other than immediately following an Excess Withdrawal, in the Contract Year the Contract Value goes to zero, we will pay a lump sum adjustment equal to the Annual Income Amount minus any withdrawals previously taken in that Contract Year.  Thereafter, the Annual Income Amount will be paid annually, immediately after each Contract Anniversary.

Cost of the Living Benefit

If you select the Living Benefit, then we will deduct a fee from your Contract Value on the last valuation day of each Account Quarter. The fee is a percentage of your Income Benefit Base and differs for single-life and joint-life coverage. The percentage rate we use may increase or decrease over time, but will not exceed the Maximum Annual Rates shown in the table below. We will notify you of any change in the percentage rate, and you may elect to cancel your Living Benefit and no longer pay the fee.

	Single-Life Coverage				Joint-Life Coverage
	Current Quarterly Rate	Current Annual Rate	Maximum Quarterly Rate	Maximum Annual Rate	Current Quarterly Rate	Current Annual Rate	Maximum Quarterly Rate	Maximum Annual Rate
Sun Income Vision	0.10%	0.40%	0.2125%	0.85%	0.1375%	0.55%	0.25%	1.00%

Please note: Because the fee for the benefit is a percentage of your Income Benefit Base:
•	You will begin paying the fee for the Living Benefit as of the date you select the Living Benefit, even if you do not begin taking withdrawals for many years, or never take withdrawals.
•
Your total annual fee is the sum of four quarterly fees and could be a much higher percentage of your Contract Value than of your Income Benefit Base. The maximum annual fee is the maximum annual rate multiplied by the highest quarterly Income Benefit Base during that Contract Year.

•	Your fee will increase as your Income Benefit Base increases (although the rate used to calculate the fee may remain the same).

Cancellation of the Living Benefit

You may cancel the Living Benefit at any time. Upon cancellation, all benefits associated with the Living Benefit will end and we will deduct a pro-rata portion of the charge for the Living Benefit based upon the amount of time that has elapsed between the previous Contract Quarter and the cancellation date.

We will terminate the Living Benefit upon the earliest of the following:
•	when we receive, in good order, at our Service Center, your written request to cancel the Living Benefit.
•
when ownership of the Contract changes. (We reserve the right not to cancel the Living Benefit if (i) the new Owner has the same tax identification number as the previous Owner, or (ii) ownership is transferred from a custodian or other entity to the new Owner).

•	when the Owner dies (with single-life coverage).
•	annuitization.
•	termination/full surrender of the Contract.
•	if the Contract Value is reduced to zero immediately following an Early or an Excess Withdrawal.
•	an investment in or transfer of Contract Value to a Fund Portfolio that is not a Designated Fund.
•	if you have selected Build Your Own Portfolio, an investment or transfer of Contract Value that is outside the specified allocation ranges.

Once the Living Benefit is cancelled or terminated, all benefits associated with it will end and we will deduct a pro-rata portion of the Living Benefit charge based on the amount of time that has elapsed between the previous Contract Quarter and the date the Living Benefit is cancelled.  Once terminated, your Living Benefit cannot be reinstated. We will not refund the fees that you have paid for the Living Benefit.

Death of Owner

Single-Life Coverage

If you selected single-life coverage, then the Living Benefit ends on the death of any Owner and the beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract. If your surviving spouse is the sole primary beneficiary, then he or she may elect to continue the Contract, but the Living Benefit will terminate and no optional living benefit will be available to your surviving spouse.

Please note:

•	Single-life coverage may be inappropriate on a co-owned Contract because the Living Benefit will end on the death of any Owner.
•
Beneficiaries who are not spouses cannot continue the Contract (see “Spousal Continuation”) or the Living Benefit under the Contract. For this reason, co-owners who are not spouses should discuss with their financial advisor whether the Living Benefit is appropriate for them. If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “FEDERAL TAX CONSIDERATIONS.”

Joint-Life Coverage

If an Owner dies with joint-life coverage, then the surviving spouse who was the spouse on the Issue Date of the original Contract, as the sole primary beneficiary, can elect to continue the Contract and all currently-held benefits will continue to the surviving spouse. In such case, the Contract Value will be set equal to the Death Benefit, and the Income Benefit Base and Lifetime Income Percentage will remain unchanged.

Alternatively, the surviving spouse may elect any available option under the death benefit provisions of the Contract. In such case, the Contract, including the Living Benefit, will end.

If the surviving spouse on the Death Benefit Date is not the spouse as on the original Contract Issue Date, then the terms of joint-life coverage no longer apply, even if joint-life coverage was elected. Instead, if the Owner dies while participating in the Living Benefit, the terms for single-life coverage will apply.

If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “FEDERAL TAX CONSIDERATIONS.”

Annuitization Under the Living Benefit

If your Contract Value is greater than zero on your Maximum Annuity Income Date, then you must elect to:

●	surrender your Contract and receive your Surrender Value,

●	annuitize your Contract Value under one of the then currently available Annuity Options, or

●
annuitize your remaining Contract Value as a single-life annuity (or a joint-life annuity, if joint-life coverage was elected on the Issue Date and is still applies) with an annualized annuity payment of no less than your then current Annual Income Amount. If you make no election, we will default your choice to this option.

If you decide to annuitize your Contract prior to your Maximum Annuity Income Date, then your Contract and the Living Benefit will end.

Tax Considerations Under the Living Benefit

Certain state and federal tax provisions may be important to you in connection with a living benefit. You should consult a qualified tax professional before electing a Living Benefit.

If your Contract is a Non-Qualified Contract, election of an optional living benefit, such as the Living Benefit, may increase the taxable portion of any withdrawal you make from the Contract. It is not clear whether withdrawals after the Coverage Date while the Contract Value is greater than zero will be taxed as withdrawals or as annuity payments. This is significant for Non-Qualified Contracts because withdrawals are taxed less favorably than are annuity payments. In view of this uncertainty, we intend to adopt a conservative approach and treat such payments as withdrawals for tax purposes.  We intend to treat payments pursuant to the Living Benefit after the Contract Value becomes zero as annuity payments for tax purposes.

You may not elect a Living Benefit with an inherited Non-Qualified Contract or beneficiary IRA Contract.

If your Contract is a Qualified Contract, then the retirement plan governing that Qualified Contract may be subject to certain required minimum distribution (RMD) provisions imposed by the Internal Revenue Code (the “Code”) and Internal Revenue Service (“IRS”) regulations (collectively, the “Federal Tax Laws”). These RMD provisions require that an amount be distributed from the retirement plan each year, beginning generally in the calendar year in which you attain age 70½. Your failure to withdraw your yearly RMD amount from your retirement plan could result in a federal tax penalty. Because for certain retirement plans we do not know what assets are held by the plan, we have assumed for all plans that the Qualified Contract (i.e., your Contract) is the only asset, and we determine a yearly RMD amount taking into account only your Contract (“Yearly RMD Amount”).

When you elect the Living Benefit, we will inform you that you may withdraw amounts up to your Yearly RMD Amount each year without reducing your Income Benefit Base. To assist you in complying with the RMD requirements, in January of each year, we will notify you of your calculated Yearly RMD Amount and inform you that you may withdraw amounts up to your Yearly RMD Amount each Contract Year without reducing your Income Benefit Base.

To the extent that the Yearly RMD Amount attributable to your Contract exceeds the Annual Income Amount permitted each year under your Living Benefit, we currently are waiving withdrawal provisions as follows. (If your Contract is funded through a transfer or rollover, however, we will not begin waiving withdrawal provisions until after the first Contract Year.)  If you withdraw all or a portion of your Qualified Contract’s Yearly RMD Amount from the Contract while participating in the Living Benefit, then we will reduce your Contract Value dollar-for-dollar by the amount of the withdrawal. In addition, for that year only, your Annual Income Amount under the Living Benefit will be reduced, dollar-for-dollar, by the amount of the withdrawal. We will not, however, penalize you if the current Federal Tax Laws require you to withdraw from your Contract an amount greater than your Annual Income Amount. In other words, we will not reduce your Annual Income Amount for future years (or your Income Benefit Base), if a Yearly RMD Amount exceeds your Annual Income Amount, provided that you do not make any withdrawal from your Qualified Contract that would result in your receiving, in any Contract Year (or any calendar year), more than one calendar year’s Yearly RMD Amount.

Currently, any withdrawal in excess of the Annual Income Amount that is taken to satisfy the Yearly RMD Amounts will not be treated as an Excess Withdrawal. However, if there is any material change to the current Code or IRS Rules governing the timing or determination of required minimum distribution amounts, then the Company reserves the right to treat any withdrawal greater than the Annual Income Amount as an Excess Withdrawal which may significantly reduce the Income Benefit Base.

For a further discussion of some of these provisions, please refer to “Impact of Optional Living Benefits” under “FEDERAL TAX CONSIDERATIONS.”

DEATH BENEFIT

If an Owner dies during the Accumulation Phase and there is no surviving co-owner, then we may pay a death benefit to the designated beneficiary(ies), using the payment method elected (a single cash payment or an annuity payout option available under the Contract). If the beneficiary is not living on the date of death of the Owner, we will pay the death benefit to the surviving Owner, if any, or, if there is no Owner, in a single payment to the Owner’s estate. If there is a surviving co-owner when an Owner dies, then the surviving co-owner will receive the death benefit instead of the designated beneficiary. If the Contract names more than one Owner, we will pay the death benefit upon the death of the first of such co-owners to die.

The Death Benefit Amount payable will depend upon the death benefit option that you choose. (See “Death Benefit Options.”) We determine the amount payable under a death benefit as of the Business Day referred to as the “Death Benefit Date.” If you elected the death benefit payment method and that payment method remains in effect when you died, then the Death Benefit Date will be the date we receive, in good order at the Service Center, the last document necessary to establish Due Proof of Death. To establish Due Proof of Death, we require: (i) an original certified copy of an official death certificate (or an original certified copy of a decree of a court of competent jurisdiction as to the finding of death) or other proof of death acceptable to us; and (ii) other information or documents we deem necessary to make payment (e.g., taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.). If your beneficiary elected the death benefit payment method, then the Death Benefit Date will be the later of: (i) the date on which we receive the beneficiary’s election in good order at the Service Center; and (ii) the date on which we receive Due Proof of Death. If we do not receive the beneficiary’s election within 60 days after we receive Due Proof of Death, then the beneficiary will be deemed to have deferred receipt of payment under any death benefit payment method until such time as we receive a written election or a distribution is required by law.

The death benefit proceeds will remain invested in the Subaccounts in accordance with the allocations made by the Owner until we receive, in good order at the Service Center, Due Proof of Death including written directions from each beneficiary regarding distribution of the death benefit payment.  Once we have received such Due Proof of Death (and written directions), then investments in the Variable Account and the DCA Account may be reallocated in accordance with that beneficiary’s instructions.

The chart below provides a brief overview of how death benefit proceeds will be distributed if death occurs before the Annuity Income Date.

Death Before Annuity Income Date

Upon death of	and . . .	then . . .
Owner	•There is a surviving co-owner •Annuitant is living or deceased	Death benefit proceeds pass to the surviving co-owner
Owner	•No surviving co-owner •Annuitant is living or deceased	Death benefit proceeds pass to designated beneficiary(ies)
Owner	•Designated beneficiary(ies) predecease Owner •Annuitant is living or deceased	Death benefit proceeds pass to surviving co-owner, if any; if none, then to Owner’s estate
Upon death of	and . . .	then . . .
Owner	•Surviving spouse is sole beneficiary •Annuitant is living or deceased
Surviving spouse may elect to continue Contract as Owner rather than receive death benefit; Contract Value on the new Contract will equal the amount of the death benefit on the original Contract (See “Spousal Continuation,” below.)

Death After Annuity Income Date

We do not pay a death benefit during the Income Phase. However, the beneficiary will receive annuity payments provided for under any annuity payout option that is in effect. If the Annuitant dies, then, the remaining annuity payments must be distributed to the beneficiary at least as rapidly as called for under the annuity payout option selected.

Death Benefit Options

At issue, you must choose:
•	a death benefit equal to the Contract Value (Contract Value Death Benefit) at a lower total mortality and expense risk charge;
•	or an enhanced death benefit, at an increased total mortality and expense risk charge:
o	Return of Purchase Payment Death Benefit (ROP Death Benefit); or
o	Highest Anniversary Death Benefit (HAV Death Benefit). (See “Contract Fees and Charges.”)

Each of the death benefit options may be selected on its own or in combination with an optional living benefit.

Please note:
•	Under each of the death benefit options, death benefit proceeds will be payable upon the death of the first Owner (or, in the case of a non-natural Owner, the Annuitant) to die.
•	If you elect an enhanced death benefit, then
o	you must allocate all of your Contract Value to one or more Designated Funds. (See “INVESTMENT RESTRICTIONS UNDER OPTIONAL LIVING BENEFIT AND CERTAIN DEATH BENEFIT OPTIONS.”)
o	your Contract Value will be rebalanced quarterly.
•	If you have selected any death benefit in combination with the optional living benefit, then
o	you must adhere to the same investment restrictions that are in place for the optional living benefit, and
o	your Contract Value will be rebalanced in keeping with the requirements of the optional living benefit.
•	On the Open Date, all Owners and Annuitants must be:
o	younger than age 75, if you elect the HAV Death Benefit.
o	younger than age 81, if you elect the ROP Death Benefit.
o	younger than age 86, if you elect the Contract Value Death Benefit.
•	If you elect an enhanced death benefit, then you will pay a higher total mortality and expense risk charge than if you elected the Contract Value Death Benefit.
•
If your Contract is a Qualified Contract, then the required minimum distributions under the Code may affect the value of the enhanced death benefit that applies to your Contract. You should consult a qualified tax professional for advice before purchasing an enhanced death benefit.

•
The death benefit option that you select on the Issue Date cannot be changed. However, you may cancel your election of an enhanced death benefit at any time. If you cancel, then the Contract Value Death Benefit will apply, and you will pay a lower total mortality and expense risk charge, from that date forward. Once cancelled, an enhanced death benefit can not be reinstated.

Contract Value Death Benefit

You may opt to pay a lower total mortality and expense risk charge for this death benefit rather than a higher charge for an enhanced death benefit. The death benefit proceeds payable under this death benefit option will equal your Contract Value on the Death Benefit Date.  If you elect the Contract Value Death Benefit, you are not required to allocate any portion of your Contract Value to Designated Funds, unless you also elect an optional living benefit.

Enhanced Death Benefits

Return of Purchase Payment Death Benefit. If all Owners and all Annuitants are younger than age 81 on the Open Date, then you may enhance the death benefit payable under your Contract by selecting the ROP Death Benefit on or before the Issue Date. The fee for the ROP Death Benefit increases the total mortality and expense risk charge deducted under your Contract. (See “CONTRACT FEES AND CHARGES.”)

The Death Benefit Amount payable under the ROP Death Benefit will equal the greater of:

•      the Contract Value on the Death Benefit Date, or
•	total Purchase Payments reduced proportionately for any withdrawals (“Adjusted Purchase Payments”).

Adjusted Purchase Payments initially equal the initial Purchase Payment. Each time there is an additional Purchase Payment then:

Your new Adjusted Purchase Payments	=	APP + PP

Where:

APP	=	Your Adjusted Purchase Payments immediately prior to the additional Purchase Payment.
PP	=	The amount of the additional Purchase Payment.

Each time there is a withdrawal then:

Your new Adjusted Purchase Payments	=	APP x	(CV – WD)
CV

Where:

APP	=	Your Adjusted Purchase Payments immediately prior to the withdrawal.
WD	=	The amount of the withdrawal.
CV	=	Your Contract Value immediately prior to the withdrawal.

When the Contract Value is less than the Adjusted Purchase Payments, a withdrawal may cause the Adjusted Purchase Payments to decrease by more than the amount of the withdrawal.

Highest Anniversary Value Death Benefit.  If all Owners and all Annuitants are younger than age 75 on the Open Date, then you may enhance the death benefit payable under your Contract by selecting the HAV Death Benefit on or before the Issue Date. The fee for the HAV Death Benefit increases the total mortality and expense risk charge deducted under your Contract. (See “CONTRACT FEES AND CHARGES.”)

The Death Benefit Amount under the HAV Death Benefit will be the greatest of:
•	the Contract Value; or
•	the Adjusted Purchase Payments; or
•
the highest Contract Value on any Contract Anniversary before the Owner’s 81st birthday adjusted for any subsequent Purchase Payments and any withdrawals made between such Contract Anniversary and the Death Benefit Date.

When the Contract Value is less than the Death Benefit Amount, a withdrawal may cause any amount payable under the enhanced death benefit to decrease by more than the amount of the withdrawal.

Calculating the Death Benefit Amount

In calculating the Death Benefit Amount payable under the Adjusted Purchase Payments option under either enhanced death benefit, each partial withdrawal will reduce the Death Benefit Amount to an amount equal to the Death Benefit Amount immediately before the withdrawal multiplied by the ratio of (a) the Contract Value immediately after the withdrawal to (b) the Contract Value immediately before the withdrawal. (Refer to “Return of Purchase Payment Death Benefit” above for a presentation of how Adjusted Purchase Payments are calculated.) Note: A withdrawal may cause the Death Benefit Amount to decrease by more than the amount of the withdrawal.

If the Death Benefit Amount is payable under an enhanced death benefit, then your Contract Value may be increased by the excess, if any, of that amount over your Contract Value. If the beneficiary elects to receive annuity payments, elects to defer receipt of annuity payments, or elects to continue the Contract, then any such increase will be allocated to the Subaccounts in proportion to your Contract Value in those Subaccounts on the Death Benefit Date. If a surviving spouse, as the named beneficiary, elects to continue the Contract after the Owner’s death, then the surviving spouse must allocate any such new Contract Value from the DCA Account to one or more Subaccounts.

Payment of the Death Benefit

The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our annuity payout options available under the Contract. See “ANNUITY PAYMENTS—THE INCOME PHASE.”

During the Accumulation Phase, you may elect the method of payment for the death benefit by sending to the Service Center an election form that we will provide upon request. If no such election is in effect on the date of your death, then the beneficiary may elect either a single cash payment or an annuity.

If the beneficiary is your spouse, the beneficiary may elect to continue the Contract by sending a letter of instruction to us at the Service Center. If we do not receive the beneficiary’s election within 60 days after we receive Due Proof of Death, then the beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit payment method until a written election is submitted to us or a distribution is required by law. We can defer payment of the death benefit to the extent permitted under the Investment Company Act of 1940.

If we pay the death benefit in the form of an annuity payout option, then the beneficiary becomes the Annuitant under the terms of that annuity payout option, and the initial payment will generally be made the first day of the second calendar month following the Death Benefit Date.

Alternatively, if the death benefit proceeds are paid in a lump sum, then we will pay the Death Benefit Amount within seven days of the Death Benefit Date, subject to postponement under the circumstances that payment of withdrawals may be delayed. (See “Payments We Make.”)

For Non-Qualified Contracts

If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit proceeds. The Death Benefit Amount must be distributed either (i) as a lump sum within five years after your death, or (ii) if in the form of an annuity, over a period not greater than the life or expected life of the “designated beneficiary” within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death. Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Code. Neither you nor the beneficiary may exercise rights that would have that effect.

Note:

•
The “designated beneficiary” is determined in the following order: you; the co-owner(s); the primary beneficiary(ies); the contingent beneficiary(ies); and your estate. If you and one or more co-owners are alive, all such persons will be the designated beneficiary.

•
If the designated beneficiary is your surviving spouse, then your spouse may continue the Contract in his or her own name as Owner. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the contract, see “Spousal Continuation.”

•	If the Annuitant dies during the Income Phase, then the remaining annuity payments in place (if any) must be distributed at least as rapidly as the method of distribution under that option.

•	If the Owner is not a natural person, these distribution rules apply upon the death or removal of any Annuitant.

Spousal Continuation

If you are the Owner and your spouse is the sole beneficiary, then upon your death your spouse may elect to continue the Contract as the Owner, rather than receive any available death benefit proceeds. Instead of paying a death benefit, we will set the Contract Value on the new Contract at the Death Benefit Amount payable on the original Contract. If, thereafter, your spouse surrenders the Contract or begins to receive annuity payments, then this step-up to the surviving spouse will not be treated as a Purchase Payment, but will be treated as income.

If your spouse continues the Contract, then he or she may exercise all Contract provisions available to you. If your spouse elects to continue the Contract, then any enhanced death benefit will be cancelled and withdrawal charges will no longer apply to Purchase Payments made before that election. Any Purchase Payments made after your spouse elects to continue the Contract will be subject to withdrawal charges based on the Withdrawal Charge or Withdrawal Charge Option in effect on your Contract. (See “Withdrawal Charge.”)

Note:
•
If your spouse continues the Contract, then the death benefit will be the Contract Value Death Benefit. However, your spouse will be given the opportunity to elect any enhanced death benefit or optional living benefit that we make available at the time the spousal continuation is elected (provided on that date your spouse meets any applicable age requirements for the enhanced death benefits and/or optional living benefits). For the purpose of spousal continuance, we reserve the right to allow only currently available enhanced death benefits or optional living benefits.

•
If you have elected an optional living benefit with joint-life coverage, then your surviving spouse may continue the Contract and the optional living benefit.  If, however, you have elected an optional living benefit with single-life coverage, then your surviving spouse may continue the Contract, but cannot continue the optional living benefit.  (See “Single-Life Coverage” under “Death of Owner.”)

•
The right of a spouse to continue the Contract, and all Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under the Federal Defense of Marriage Act, or any other applicable federal law. Under current federal law, a prospective or current Owner who has entered into or is contemplating a civil union or a same sex marriage should be aware that the rights of the spouse under the spousal continuation provisions of this Contract will not be available to such partner or same sex marriage spouse.  (See “Federal Defense of Marriage Act and Same-Sex Marriages” in the “FEDERAL TAX CONSIDERATIONS” section of this prospectus.)

INVESTMENT RESTRICTIONS UNDER OPTIONAL LIVING BENEFIT
AND ENHANCED DEATH BENEFIT OPTIONS

If you select the Living Benefit and/or an enhanced death benefit, you must:

•
allocate 100% of your Contract Value to one or more of the Designated Funds specified below while any optional living benefit or enhanced death benefit option is in effect under your Contract (“Specified Funds Option”);

•	allocate some or all of your Contract Value to one or more models provided under the Asset Allocation Program (see “Additional Contract Features”); or
•	design your own asset allocation using certain broad guidelines that we provide for target allocations to Designated Funds in prescribed asset classes (“Build Your Own Portfolio Option”).

Your Contract Value will automatically be rebalanced on a quarterly basis to your current target allocations to Designated Funds, unless you select the Contract Value Death Benefit without the optional living benefit.

These investment restrictions are designed to help us to manage our risk under the Living Benefit and enhanced death benefit options by prohibiting you from allocating your assets in a highly aggressive manner.  In deciding whether to select the Living Benefit and/or either enhanced death benefit, you and your financial advisor should consider whether an asset allocation permitted under the optional living benefit and either of those death benefit options would best meet your investment objectives.

Note:
•      In the future, we may add new Designated Funds or remove existing Designated Funds
•	These investment restrictions will not apply if you select the Contract Value Death Benefit without the optional living benefit.

Specified Funds Option

Under the Specified Funds Option, you may allocate Purchase Payments and transfer Contract Value to those Designated Funds and DCA Account investment options that we make available.  There are no restrictions on the percentage of your Contract Value that you may allocate to any such investment options. The Designated Funds and DCA Account investment options currently available under the Specified Funds Option are presented in “APPENDIX [X4]:  SPECIFIED FUNDS OPTION.”

Models under the Asset Allocation Program

You also may invest in a blended asset allocation model. (See “Asset Allocation Program” under “Additional Contract Features.”

Build Your Own Portfolio

Alternatively, you may invest in a selection of funds that you design yourself (“your portfolio”).  To build your portfolio, you select any Designated Funds, as long as your total allocation to Designated Funds in a particular asset class falls within specified percentage ranges. Altogether you may choose no more than 18 Designated Funds for your portfolio.  The sum of your percentage allocations to the particular asset classes must total 100%.

If you elect Sun Income Vision or an enhanced death benefit, then you must allocate all of your Contract Value among Designated Funds, each of which is assigned to an asset class.  The amount you may invest in each asset class is determined by a percentage range that we provide for each asset class. The sum of the percentages you invest in the asset classes altogether must total 100%. The Designated Funds available in each asset class and the percentage range assigned to each asset class are presented in “APPENDIX [X5]:  BUILD YOUR OWN PORTFOLIO OPTION.”]

You may transfer Contract Value among these Designated Funds as long as your allocations remain within the percentage ranges we have established, and you adhere to the transfer provisions of your Contract. (See “Transfer Privilege.”)  Withdrawals from your portfolio will be taken pro-rata from each of your selected funds.  Any additional Purchase Payments will be allocated according to your current instructions.  You can change your selection of Designated Funds or your allocation among them (within the specified limits) at any time by providing new allocation instructions.  Your new instructions will change your existing allocations accordingly.

Changes to Fund Classifications

We reserve the right to declare that a particular Fund Portfolio no longer qualifies as a Designated Fund. Written notice will be provided to Contract Owners whenever a Portfolio is no longer considered a Designated Fund. If you are invested in a Designated Fund at the time we declare that a Fund Portfolio no longer qualifies as a Designated Fund, then your Contract Value can remain in that Fund Portfolio without canceling your participation in the Living Benefit or in an enhanced death benefit. However, any transfers or future Purchase Payments may only be allocated to a Fund Portfolio that is declared by us to be a Designated Fund at the time of the transaction. If you are invested in a Fund Portfolio that we declare is no longer a Designated Fund, then you must first transfer your Contract Value from that Fund Portfolio into one or more of the current Designated Fund(s) if you want to make subsequent Purchase Payments or any additional transfers.

Note:  This restriction does not apply to automatic portfolio rebalancing. Likewise, if you are participating in a DCA program and one of the Fund Portfolios receiving transfers under the DCA program is declared no longer to be a Designated Fund, then your Contract Value can remain invested in that Fund Portfolio until the end of your DCA Period. However, before you make any subsequent Purchase Payments, you must first transfer all your Contract Value from that Fund Portfolio into one or more of the current Designated Funds and provide us with new allocation instructions for your DCA program.

Note that, under Sun Income Vision, we have reserved the right to allow step-ups only if your Contract Value is invested in a Fund Portfolio that has been declared by us to be a Designated Fund. In such case, if you are invested in a Fund Portfolio that has been declared by us to no longer be a Designated Fund, you will have to transfer into a current Designated Fund before a step-up can occur. If you decide not to transfer into a current Designated Fund and forgo step-up, then your Living Benefit will continue with all of the benefits except for step-up.

Fund “Closings”

We reserve the right to discontinue offering Fund Portfolios as investment choices (i.e., “close Funds”). We can close Fund Portfolios to new Contracts only, or we can close Fund Portfolios to both new and existing Contracts.  In either case, we will revise the prospectus to give notice to investors of the closing of any Fund Portfolio. If a Designated Fund is closed only to new Contracts, any current Contract Value may remain in that Fund and future transfers and Purchase Payments to that Fund Portfolio are permissible, as long as the Fund Portfolio is still declared by us to be a Designated Fund.

If, at any time, a Fund Portfolio is closed to all new business, no new payments or transfers into the Fund Portfolio will be permitted. However, portfolio rebalancing under the Build Your Own Portfolio program will continue on existing Contracts. To make a payment into your portfolio under the Build Your Own Portfolio program after a Fund Portfolio has been closed, you must redesign your portfolio without the closed Fund Portfolio. Your entire Contract Value will then be reallocated to your redesigned portfolio model. Likewise, if you are participating in a DCA program and one of the Fund Portfolios in this portfolio model receiving transfers under the DCA program is declared to no longer be part of the portfolio model, then the program will run through to completion. However, before you make any subsequent Purchase Payments, you must first either (a) reallocate your total Contract Value among Fund Portfolios that comply with the current Build Your Own Portfolio asset classes and percentage ranges or (b) transfer your total Contract Value to Designated Funds other than the Build Your Own Portfolio model. You must also provide us with new allocation instructions for your DCA program.

CONTRACT FEES AND CHARGES

The charges that we deduct under the Contract are designed to cover the aggregate Contract costs and expenses that we incur in providing the services and benefits under the Contract and in assuming the risks associated with the Contract. These fees and charges may result in a profit to us.

Withdrawal Charge

We may impose a withdrawal charge on certain amounts you withdraw. We assess this charge primarily to defray some of our expenses related to the sale and distribution of the Contract, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

We calculate the amount of the withdrawal charge by multiplying the Purchase Payments you withdraw by a percentage that varies according to the number of years that have elapsed from the date you made the Purchase Payment to the date of the withdrawal. Each Purchase Payment begins a new withdrawal charge period; and moves down the declining withdrawal charge scale, as shown below. Accordingly, you may want to consider deferring a withdrawal because withdrawal charges decline the longer the Purchase Payment is held in your account.

When you apply for this Contract you may elect a “Withdrawal Charge Option” that allows you to shorten the 9-year withdrawal charge schedule for the Contract.  The following withdrawal charge schedules are currently available.

9-Year Withdrawal Charge:

Complete Years From Receipt of Purchase Payment	Withdrawal Charge
0	8.0%
1	8.0%
2	7.0%
3	6.0%
4	5.0%
5	4.0%
6	3.0%
7	2.0%
8	1.0%
9+	0%

7-Year Withdrawal Charge Option:

Complete Years From Receipt of Purchase Payment	Withdrawal Charge
0	8.0%
1	8.0%
2	7.0%
3	6.0%
4	5.0%
5	4.0%
6	3.0%
7+	0.0%

5-Year Withdrawal Charge Option:

Complete Years From Receipt of Purchase Payment	Withdrawal Charge
0	8.0%
1	7.5%
2	7.0%
3	6.0%
4	5.0%
5+	0%

With respect to a partial withdrawal, we calculate the withdrawal charge by assuming that any available “free withdrawal amount” is taken out first. (See “Free Withdrawal Amount” under “Taking Withdrawals.”) If the requested withdrawal amount exceeds the “free withdrawal amount,” then we assume that the portion of the requested withdrawal in excess of the “free withdrawal amount” is taken from Purchase Payments, on a first-in-first-out basis, and then from other Contract Value.

We will waive any applicable withdrawal charge under certain circumstances (including medically-related circumstances or when a required minimum distribution is taken from a Qualified Contract). Note, however, that waiver of a withdrawal charge in the case of a Qualified Contract applies only to the portion of the required minimum distribution attributable to that Qualified Contract. For more information, see “Waivers, Reduced Charges, Credits, Special Guaranteed Interest Rates.”

For examples of how we calculate withdrawal charges, see “APPENDIX [X1]:  CALCULATION OF WITHDRAWAL CHARGES.”

Nursing Home Waiver of Withdrawal Fee

We will waive the withdrawal charge for a full withdrawal if:

•	the nursing home waiver is approved in the state in which your Contract is issued;
•	at least one year has passed since your Issue Date;
•	you are confined to an eligible nursing home and have been confined there for at least the preceding 180 days, or any shorter period required by your state; and
•	your confinement to an eligible nursing home began after your Issue Date.

An “eligible nursing home” means a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient. You must provide us with evidence of confinement in the form we determine. To find out where the nursing home waiver is approved, you can call the Service Center at (800) 752-7216.

Other Waivers of Withdrawal Fee

We do not assess a withdrawal charge:
•	when you annuitize your Contract;
•	on withdrawals of the Annual Income Amount under an optional living benefit;
•	on amounts we pay as a death benefit;
•	on amounts that you transfer among the Subaccounts; or
•	on any amounts transferred as part of an optional program. (See “Additional Contract Features.”)

Annual Contract Fee

During the Accumulation Phase of your Contract, we will deduct from your Contract Value an annual contract fee of $50 to help cover the administrative expenses we incur related to the issuance and maintenance of Contracts. On each Contract Anniversary, we deduct this fee pro rata from each Subaccount and the DCA Account, based on the allocation of your Contract Value on that Contract Anniversary.

We will not charge this fee: (i) if your Contract Value is at least $100,000 on your Contract Anniversary; or (ii) if the Contract Owner notifies us that there are multiple Contracts with the same residential (not mailing) address and the Contract Value of one or more of those Contracts is at least $100,000 on the Contract Anniversary.

Note:

•	If you make a full withdrawal of your Contract, then we will deduct the full amount of the annual contract fee at the time of the withdrawal.
•	On the Annuity Income Date we will deduct a pro rata portion of the annual contract fee to reflect the time elapsed between the last Contract Anniversary and the day before the Annuity Income Date.
•
After the Annuity Income Date, we will deduct the total amount of the annual contract fee ($50) in equal installments from each Variable Annuity payment we make during the year. We do not deduct any portion of the annual contract fee from Fixed Annuity payments.

Mortality and Expense Risk Charge

During the Accumulation Phase, we deduct a daily mortality and expense risk charge from the average daily net assets of each Subaccount to compensate us for the mortality and expense risks that we assume under the Contract. These risks arise, in part, from: (i) our contractual obligation to continue to make annuity payments, regardless of how long any individual Annuitant (or all Annuitants as a group) live(s); (ii) our contractual obligations to pay any death benefits and any optional living benefits; (iii) the possibility that the cost of providing any enhanced death benefit and any optional living benefit available under the Contract will exceed the charges we deduct for those benefits; and (iv) the possibility that the annual contract fee and other expense charges that we assess under the Contract may be insufficient to cover the actual expenses we incur in administering the Contract. If this charge does not cover our actual costs, then we will bear the loss. If, as we expect, the charge is more than sufficient to cover such costs, we will make a profit on the charge. We may use any profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract.

During the Accumulation Phase, the maximum total mortality and expense risk charge will be as follows:

	9-Year Withdrawal Charge Period	7-Year Withdrawal Charge Option		5-Year Withdrawal Charge Option
		During first 7 Contract Years	After 7th Contract Year and before Income Phase	During first 5 Contract Years	After 5th Contract Year and before Income Phase
Contract Value Death Benefit	1.00%	1.20%	1.00%	1.60%	1.00%
ROP Death Benefit	1.20%	1.40%	1.20%	1.80%	1.20%
HAV Death Benefit	1.60%	1.80%	1.60%	2.20%	1.60%

Note:

•	The mortality and expense risk charge is deducted from your Contract Value; any changes in your Contract Value that are attributable to market fluctuations of the Subaccounts will affect the charge.
•
If you are receiving variable payouts under an annuity payout option during the Income Phase of a Contract, then we will deduct an asset-based charge at an annual rate of no more than 1.20% of your Variable Annuity Unit value. This Income Phase charge does not apply to any fixed payouts that you receive under an annuity payout option.

Purchase Payment Charge

If you have elected the 5-Year Withdrawal Charge Option, then any Purchase Payment made after the first Contract Anniversary will be subject to a quarterly charge equal to 0.15% of the Purchase Payment that has not been withdrawn. (See “Order of Withdrawals.”) This charge will be assessed on the last Business Day of each Contract Quarter:

•	beginning with the first Contract Quarter following the later of the fifth Contract Anniversary or the date of the Purchase Payment, and

•	ending with the Contract Quarter following the date the Purchase Payment has been in your Contract for 5 complete years.

If you have elected the 7-Year Withdrawal Charge Option, then any Purchase Payment made after the first Contract Anniversary will be subject to a quarterly charge equal to 0.05% of the Purchase Payment that has not been withdrawn. (See “Order of Withdrawals.”) This charge will be assessed on the last Business Day of each Contract Quarter:

•	beginning with the first Contract Quarter following the later of the seventh Contract Anniversary or the date of the Purchase Payment, and

•	ending on the Contract Quarter following the date the Purchase Payment has been in your Contract for 7 complete years.

	Quarterly Charge	Annual Charge
5-Year Withdrawal Charge Option	0.15%	0.60%
7-Year Withdrawal Charge Option	0.05%	0.20%

In any event, the Purchase Payment Charge will end on the following:

•	the date of full surrender.

•	the Annuity Income Date.

•	the Death benefit Date.

We will pro-rate the Purchase Payment Charge on any Purchase Payment that has not been in the Contract for the entire Contract Quarter. (See “Appendix [X2]: Purchase Payment Charge Examples.”)

Optional Living Benefit Charge

If you elect Sun Income Vision, then we will deduct a charge from your Contract Value on the last Busniess Day of each Contract Quarter during the Accumulation Phase. The charge will be a percentage of your Income Benefit Base and differs for single-life and joint-life coverage. (The Income Benefit Base is initially equal to your initial Purchase Payment and thereafter is subject to certain adjustments.) The percentage rates that we use to determine this charge may change over time, but will not exceed the maximum annual rates shown in the following chart. (See “OPTIONAL LIVING BENEFIT:  SUN INCOME VISION.”)

Single-Life Coverage		Joint-Life Coverage
Current Annual Rate	Maximum Annual Rate	Current Annual Rate	Maximum Annual Rate
0.40%	0.85%	0.55%	1.00%

Premium Taxes

We may deduct charges from the Contract for any applicable premium or similar taxes. Currently, certain states and local jurisdictions assess a tax of up to 3.5% of each Purchase Payment you make. You should consult a qualified tax professional to find out if your state imposes a premium tax and the amount of any such tax.

To reimburse ourselves for the premium tax we may pay on Purchase Payments, we deduct a charge in the amount of the tax from Contract Value at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Contract at any time, including at the time you make a Purchase Payment, or at the time of surrender (including a surrender for the death benefit) or partial withdrawal. We do not make any profit on the deductions we make to reimburse ourselves for premium taxes paid.

Fund Expenses

There are deductions from and expenses paid out of the assets of each Fund Portfolio. These fees and expenses are described in the Fund prospectuses. These deductions and expenses are not charges under the terms of the Contract, but are reflected in the share values of each Fund Portfolio.

ANNUITY PAYMENTS - THE INCOME PHASE

During the Income Phase of the Contract, we will use your Contract Value to provide payments (referred to as “annuity payments”) to the Annuitant. You may request that we make annuity payments on a monthly, quarterly, semi-annual, or annual basis. The Income Phase begins with the Annuity Income Date. If you choose to annuitize your Contract, then you may select one of the annuity payout options described below, or any other payout method to which we, at our discretion, agree.

You may elect to have your annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose to receive fixed payments, then the amount of each payment will be set on the Annuity Income Date and will not change. If you choose to receive variable payments, then the dollar amount of your annuity payments will vary, based on the investment performance of the Subaccounts to which you apply your “Adjusted Contract Value” (see below).

Note:

•      Once annuity payments begin, you cannot change the annuity payout option selected.
•	Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except as provided in “Annuity Options,” below.
•	Once your Contract is annuitized, then you are no longer eligible to receive a death benefit.
•	Your particular retirement plan or applicable law may impose additional limitations on the annuity payout option you elect.
•	Upon annuitization, any optional benefits you elected will automatically terminate.
•	The Annuitant may authorize that annuity payments be made to a designated Payee.

Selection of the Annuity Income Date

When you apply for a Contract, you may select any Annuity Income Date permitted by law. The Annuity Income Date must always be the first day of a calendar month. The earliest possible Annuity Income Date is your first Contract Anniversary. The latest possible Annuity Income Date is the first day of the month immediately following the Contract Anniversary after the youngest Annuitant’s 95th birthday (“Maximum Annuity Income Date”). Your retirement plan or applicable law may impose additional restrictions on your selection of the Annuity Income Date.

You may change the Annuity Income Date by sending us written notice, in a form acceptable to us. We must receive your notice, in good order at the Service Center, at least 30 days before the current Annuity Income Date. The new Annuity Income Date must be at least 30 days after we receive the notice.

Annuity Payout Options

We will make annuity payments under either of the payout options described below, or any other payout option that we, at our discretion, agree to make available.

Single -Life Annuity

We provide payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary. Note: If the Annuitant dies before the end of the first month after the Annuity Income Date, then only one annuity payment will be made.

Life Annuity with 10-Year Period Certain

We make payments during the lifetime of the Annuitant. If, when the Annuitant dies, we have made payments for fewer than 10 years from the Annuity Income Date, then we will continue to make payments until we have made that designated number of monthly payments. If no beneficiary is designated, we pay the discounted value of the remaining payments in a lump sum to the Annuitant’s estate. The beneficiary may also elect to receive the discounted value of the remaining payments in a lump sum. The discount rate for variable annuity payments will be the assumed interest rate of 3%; the discount rate for fixed annuity payments will be based on the interest rate we used to determine the amount of each payment.

Joint and Survivor Annuity

We make payments while the Annuitant and the co-Annuitant are alive. After the death of one of the Annuitant, we will continue to make payments for the lifetime of the surviving Annuitant. We stop making payments on the death of the surviving Annuitant.

Selection of Annuity Payout Option

During the Accumulation Phase, you may choose an annuity payout option or change the annuity payout option that you have selected, as long as we receive your selection or change in writing, and in good order at the Service Center, at least thirty (30) days before the Annuity Income Date. If we have not received your written selection on the 30th day before the Annuity Income Date, you will receive the life annuity with 10-year period certain option.

Amount of Annuity Payments

Adjusted Contract Value

The “Adjusted Contract Value” is the amount we apply to provide variable annuity payments and/or fixed annuity payments. We calculate Adjusted Contract Value by making the following adjustments to your Contract Value on the Business Day immediately preceding the Annuity Income Date:

•	We deduct a proportional amount of the annual contract fee, based on the fraction of the current Contract Year that has elapsed.
•	We deduct any applicable premium tax or similar tax if not previously deducted.

Variable Annuity Payments

On the Annuity Income Date, we will exchange your Contract’s Variable Accumulation Units for Variable Annuity Units, upon which we will assess insurance charges of 1.20% of your average daily Variable Annuity Unit value. We determine the dollar amount of the first variable annuity payment in accordance with the annuity payment rates set forth in your Contract. (See “Annuity Payment Rates.”) The dollar value of each variable annuity payment after the first may increase, decrease, or remain the same based on the investment performance of the Subaccounts to which you apply your Adjusted Contract Value.

Variable annuity payments are determined using an assumed interest rate. The rate we use may vary from time to time. Currently, we are using an assumed interest rate of 3%. If the actual investment performance (net of fees and expenses) exactly matches the assumed investment rate of 3% at all times, then the amount of each variable annuity payment would remain level. If actual investment performance (net of fees and expenses) exceeds the assumed interest rate, then the amount of the variable annuity payments would increase. If actual investment performance (net of fees and expenses) is lower than the assumed investment rate, then the amount of the variable annuity payments would decrease. Note: No minimum amount of variable annuity payment is guaranteed.

You should refer to the statement of additional information for more information about calculating Variable Annuity Units and variable annuity payments, including examples of these calculations.

Fixed Annuity Payments

Fixed annuity payments are the same each period. We determine the dollar amount of each fixed annuity payment using the fixed portion of your Adjusted Contract Value and the applicable annuity payment rates. These will be either (i) the rates in your Contract, or (ii) new rates we have published and are using on the Annuity Income Date, if they are more favorable. (See “Annuity Payment Rates.”)

Minimum Payments

If your Adjusted Contract Value is less than $2,000, or the first annuity payment for the annuity payout option you select is less than $20, then we will pay the Adjusted Contract Value to the Annuitant in one payment.

Transfer of Variable Annuity Units

During the Income Phase, if variable annuity payments are being made, then the Annuitant may transfer annuity units in one Subaccount for annuity units in another Subaccount, up to 12 times each Contract Year. To make a transfer, the Annuitant must send to the Service Center a written request stating the number of annuity units in the Subaccount he or she wishes to transfer and the new Subaccount for which annuity units are requested. The number of new annuity units will be calculated so that the dollar amount of an annuity payment on the date of the transfer would not be affected. To calculate this number, we use annuity unit values for the Valuation Period during which we receive the transfer request.

Note:
•
The same Fund shareholder trading policies, as well as our own policies and procedures to limit the number and frequency of transfers of Contract Value, apply during both the Accumulation Phase and the Income Phase. (See “Transfer Privilege.”) You should review and comply with the shareholder trading policies set forth in each Fund prospectus.

•
Before transferring variable annuity units in one Subaccount for those in another, the Annuitant should carefully review the relevant Fund prospectuses for the investment objectives and risk disclosure of the Funds in which the Subaccounts invest.

•	We only permit transfers of variable annuity units among Subaccounts. No transfers to or from a fixed annuity payout option are permitted.

Annuity Payment Rates

The Contracts contain annuity payment rates that show, for each $1,000 applied, the dollar amount of: (i) the first monthly variable annuity payment based on the assumed interest rate specified in the applicable contract; and (ii) the monthly fixed annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract. The annuity payment rates may vary according to the annuity payout option selected and the adjusted age of the Annuitant.

The Contracts also describe the method of determining the adjusted age of the Annuitant. The “Annuity 2000 mortality table” is used in determining the annuity payment rates for each of the annuity payout options currently available under the Contract.

FEDERAL TAX CONSIDERATIONS

This section provides general information on the federal income tax consequences of ownership of a Contract and is not intended as tax advice. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a Contract. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money – generally for retirement purposes.  If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your Contract is called a “Qualified Contract.”  If your annuity is independent of any formal retirement or pension plan, it is termed a “Non-Qualified Contract.”  The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

U.S. Federal Income Tax Provisions

The following discussion applies only to those Contracts issued in the United States. For a discussion of tax provisions affecting Contracts issued in Puerto Rico, see “Puerto Rico Tax Provisions.”

Taxation of Non-Qualified Contracts

Deductibility of Purchase Payments. For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the “investment in the contract” for purposes of determining the taxable portion of any distributions from a Qualified Contract. As a general rule, regardless of whether you own a Qualified or a Non-Qualified Contract, the amount of your tax liability on earnings and distributions will depend upon the specific tax rules applicable to your Contract and your particular circumstances.

Pre-Distribution Taxation of Contracts. Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract or loans under a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Contract Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an “immediate annuity,” which the Internal Revenue Code (the “Code”) defines as a single premium contract with an Annuity Income Date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase an annuity should be based on the assumption that the purchase of an annuity is necessary to obtain tax deferral under a qualified plan.

Distributions and Withdrawals from Non-Qualified Contracts. The Contract Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any withdrawal of less than your entire Contract Value under a Non-Qualified Contract before the Annuity Income Date, must be treated as a receipt of investment earnings. You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Contract Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company to the same Owner during any one calendar year must be treated as one annuity contract. If you withdraw your entire Contract Value under a Non-Qualified Contract before the Annuity Income Date (a “full surrender”), the taxable portion will equal the amount you receive less the “investment in the contract” (i.e., the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of a Contract), less any Purchase Payments that were amounts previously received which were not includable in income).

Annuity Payments. A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Income Date, will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee’s expected return under the Contract. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, no further exclusion is allowed and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee.

Penalty Tax on Certain Withdrawals.  A penalty tax of 10% may also apply to taxable cash withdrawals, including lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to distributions made after age 59½, to distributions pursuant to the death or disability of the owner, to distributions that are a part of a series of substantially equal periodic payments made not less frequently than annually for life or life expectancy, or to distributions under an immediate annuity (as defined above).  Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above.  Also, additional exceptions apply to distributions from a Qualified Contract.  You should consult a tax adviser with regard to exceptions from the penalty tax.

Taxation of Death Benefit Proceeds. Death benefits paid upon the death of a Participant are not life insurance benefits and will generally be includable in the income of the recipient to the extent they represent investment earnings under the contract. For this purpose, the amount of the investment in the contract is not affected by the Participant’s or annuitant’s death, i.e., the investment in the contract must still be determined by reference to the Participant’s investment in the Contract. Special mandatory distribution rules also apply after the death of the Participant when the beneficiary is not the surviving spouse of the Participant.

If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

Transfers, Assignments or Exchanges of a Contract.  A transfer or assignment of ownership of a Contract, the designation of an Annuitant other than the Owner, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein.  An Owner contemplating any such transfer, assignment or exchange should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability.  Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner’s income when a taxable distribution occurs.

Partial Annuitization. Under a new tax provision enacted in 2010, if part of an annuity contract’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the Contract is intended to qualify for this “partial annuitization” treatment.

Taxation of Qualified Contracts

“Qualified Contracts” are Contracts used with plans that receive tax-deferral treatment pursuant to specific provisions of the Code. Annuity contracts also receive tax-deferral treatment. It is not necessary that you purchase an annuity contract to receive the tax- deferral treatment available through a Qualified Contract. If you purchase this annuity Contract as a Qualified Contract, you do not receive additional tax-deferral. Therefore, if you purchase this annuity Contract as a Qualified Contract, you should do so for reasons other than obtaining tax deferral.

You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan’s specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.  Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Pension and Profit-Sharing Plans. Sections 401(a) and 401(k) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Code requirements are similar for qualified retirement plans of corporations and those of self- employed individuals. Self-employed persons, as a general rule, may therefore use Qualified Contracts as a funding vehicle for their retirement plans.  Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Individual Retirement Accounts and Annuities. Individual Retirement Annuities (“IRAs”), as defined in Section 408 of the Code, permit eligible individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year.  The contributions may be deductible in whole or in part, depending on the individual’s income.  In addition, certain distributions from some other types of retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits.  Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA.  A 10% penalty tax generally applies to distributions made before age 59½, unless an exception applies.  The Internal Revenue Service imposes special information requirements with respect to IRAs and we will provide purchasers of the Contracts as Individual Retirement Annuities with any necessary information. You will have the right to revoke a Contract issued as an Individual Retirement Annuity under certain circumstances, as described in the section of this Prospectus entitled “Right to Return.” If your Contract is issued in connection with an Individual Retirement Account, we have no information about the Account and you should contact the Account’s trustee or custodian.

Roth Individual Retirement Arrangements. Section 408A of the Code permits certain eligible individuals to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If you roll over from or convert a traditional IRA Contract into a Roth IRA Contract or your Individual Retirement Account that holds a Contract is converted to a Roth Individual Retirement Account, the fair market value of the Contract is included in taxable income. Under IRS regulations and Revenue Procedure 2006-13, fair market value may exceed the Contract’s account balance. Thus, you should consult with a qualified tax professional prior to any conversion.  Distributions from a Roth IRA are generally not taxed, except that once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.  A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

The Internal Revenue Service imposes special information requirements with respect to Roth IRAs and we will provide the necessary information for Contracts issued as Roth Individual Retirement Annuities. If your Contract is issued in connection with a Roth Individual Retirement Account, we have no information about the Account and you should contact the Account’s trustee or custodian.

Distributions and Withdrawals from Qualified Contracts. In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59½, except in certain circumstances.

If you receive a distribution from a Qualified Contract used in connection with a qualified pension plan, from a tax-sheltered annuity, a governmental Code Section 457 plan or an IRA and roll over some or all of that distribution to another eligible plan, following the rules set out in the Code and IRS regulations, the portion of such distribution that is rolled over will not be includible in your income. An eligible rollover distribution from a qualified plan, tax-sheltered annuity or governmental Section 457 plan will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover. Rollovers of IRA distributions are not subject to the 20% mandatory withholding requirement.

An eligible rollover distribution from a qualified plan, governmental Section 457 plan or tax-sheltered annuity is any distribution of all or any portion of the balance to the credit of an employee, except that the term does not include:
•	a distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;
•	any required minimum distribution; or
•	any hardship distribution.
Only you or your surviving spouse Beneficiary may elect to roll over a distribution to an eligible retirement plan. However, a non-surviving-spouse Beneficiary may be able to directly transfer a distribution to a so-called inherited IRA that will be subject to the IRS distribution rules applicable to beneficiaries.

Withholding. In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from an IRA), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, a non-surviving-spouse Beneficiary may elect a direct rollover only to a so-called inherited IRA. In the case of a distribution from (i) a Non- Qualified Contract, (ii) an IRA, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Participant or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Participant or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

Investment Diversification and Control

The Treasury Department has issued regulations that prescribe investment diversification requirements for the mutual fund series underlying non-qualified variable contracts. All Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in value of the Contract. We believe that each Fund available as an investment option under the Contract complies with these regulations.

In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.  Nevertheless, you should consult with a qualified tax professional on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities you may undertake with respect to the Contract. In addition, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject in the future. Accordingly, we therefore reserve the right to modify the Contracts as necessary to attempt to prevent you from being considered the owner, for tax purposes, of the underlying assets. We also reserve the right to notify you if we determine that it is no longer practicable to maintain the Contract in a manner that was designed to prevent you from being considered the owner of the assets of the Separate Account. You bear the risk that you may be treated as the owner of Separate Account assets and taxed accordingly.

Tax Treatment of the Company and the Variable Account

As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

Impact of Optional Death Benefits and Optional Living Benefits

For further discussion, refer to “Tax Issues Under the Living Benefit.”

Qualified Contracts. If your Contract is a Qualified Contract other than a Roth IRA, it is subject to certain required minimum distribution (RMD) requirements imposed by the Internal Revenue Code and IRS regulations. Under the RMD rules, distributions must begin no later than April 1 of the calendar year following the year in which you attain age 70½ or, for non-IRAs, the date of retirement instead of age 70½ if it is later. The RMD amount for a distribution calendar year is generally calculated by dividing the Contract’s value as of 12/31 of the prior calendar year by the applicable distribution factor set forth in a Uniform Lifetime Table in the IRS regulations.

The IRS’s RMD regulations provide that the annual RMD amount is to be calculated based on the Contract Value as of 12/31 plus “the actuarial present value of any additional benefits” that are provided under your Contract (such as optional death and living benefits) which is also calculated as of 12/31. If you have an Individual Retirement Annuity, when we notify you yearly of the RMD amount, we will inform you if the calculation included the actuarial present value of any additional benefits since such inclusion would have increased your RMD amount. Because of the above actuarial present value requirements, your initial election of a Contract’s optional benefit could cause your RMD amount to be higher than it would be without such an election.  Additionally, if your RMD amount exceeds your guaranteed withdrawal amount under an optional benefit, you will have to withdraw more than the guaranteed withdrawal amount to avoid the imposition of a 50% excise tax, causing a reset of your guaranteed withdrawal benefit. Prior to electing to participate in any optional benefit, you should consult with a qualified tax professional as to the possible effect of that benefit on your yearly RMD amounts.

You may take an RMD amount calculated for a particular Individual Retirement Annuity from that Annuity or from another IRA of yours. If your Qualified Contract is an asset of a qualified retirement plan, the qualified plan is subject to the RMD requirements and the Contract, as an asset of the qualified plan, may need to be used as a source of funds for the RMDs.

If your Contract is a traditional Individual Retirement Annuity or is held by your traditional Individual Retirement Account and you convert such a traditional Annuity or Account to a Roth IRA (see “Roth Individual Retirement Arrangements” under “U.S. Federal Income Tax Provisions”), the IRS’s rules for determining the amount of your taxable income at the time of conversion include an amount based on the RMD actuarial present value requirements discussed above. Thus, your initial election of a Contract’s optional benefit could cause your taxable income upon conversion to be higher than it would be without such an election. Prior to electing to participate in any optional living benefit or death benefit, you should consult with a qualified tax professional as to the possible effect of that benefit on conversion taxable income.

For Qualified Contracts issued other than as Individual Retirement Annuities, (1) we do not calculate your annual RMD amount nor do we notify you of such amount and (2) you should contact the Account’s trustee or custodian about RMD requirements since we only provide the trustee or custodian with the Contract’s value (including any actuarial present value of additional benefits discussed below) so that it can be used by the trustee or custodian in the Account’s RMD calculations.

Non-Qualified Contracts. We are required to make a determination as to the taxability of any withdrawal you make in order to be able to annually report to the IRS and you information about your withdrawal. Under the Internal Revenue Code, any withdrawal from a Non-Qualified Contract is taxable to the extent the annuity’s cash value (determined without regard to surrender charges) exceeds the investment in the contract. There is no definition of “cash value” in the Code and, for tax reporting purposes, we are currently treating it as the Contract Value. However, there can be no assurance that the IRS will agree that this is the correct cash value. The IRS could, for example, determine that the cash value is the Account Value plus an additional amount representing the value of an optional benefit. If this were to occur, election of an optional benefit could cause any withdrawal, including a withdrawal under the withdrawal benefit of any optional living benefit, to have a higher proportion of the withdrawal derived from taxable investment earnings. Prior to electing to participate in an optional benefit (or, if applicable, prior to renewing your participation in any optional living benefit), you should consult with a qualified tax professional as to the meaning of “cash value.”

Treatment as Withdrawals or Annuity Payments. Certain state and federal tax provisions may be important to you in connection with a living benefit. If your Contract is a Non Qualified Contract, it is possible that the election of optional living benefits, such as the Living Benefit, might increase the taxable portion of any withdrawal you make from the Contract. It is not clear whether withdrawals after the Coverage Date while the Contract Value is greater than zero will be taxed as withdrawals or as annuity payments. This is significant for Non-Qualified Contracts because withdrawals are taxed less favorably than are annuity payments. In view of this uncertainty, we intend to adopt a conservative approach and treat such payments as withdrawals for tax purposes.  We intend to treat payments pursuant to the Living Benefit after the Contract Value becomes zero as annuity payments for tax purposes.

You may not elect a Living Benefit with an inherited Non-Qualified Contract or beneficiary IRA Contract.

Federal Defense of Marriage Act and Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. Because of the Federal Defense of Marriage Act, all such Contract continuation rights are available only to a person who is defined as a “spouse” under such Act and that definition does not include a same-sex spouse. Thus, under current Federal law, if you are in a same-sex marriage, your spouse would not be able to exercise any of the Contract’s spousal continuation rights. You should consult a qualified tax professional for advice before purchasing a Contract and/or joint-life coverage under an optional living benefit.

Federal Estate Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-skipping Transfer Tax

Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010.

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the “2010 Act”) increases the federal estate tax exemption to $5,000,000 and reduces the federal estate tax rate to 35%; increases the Federal gift tax exemption to $5,000,000 and retains the federal gift tax rate at 35%; and increases the generation-skipping transfer (“GST”) tax exemption to $5,000,000 and reduces the GST tax rate to 35%.  Commencing in 2012, these exemption amounts will be indexed for inflation.

The estate, gift, and GST provisions of the 2010 Act are only effective until December 31, 2012, after which the provisions will sunset, and the federal estate, gift and GST taxes will return to their pre-2001 levels, resulting in significantly lower exemptions and significantly higher tax rates.  Between now and the end of 2012, Congress may make these provisions of the 2010 Act permanent, or they may do nothing and allow these 2010 Act provisions to sunset, or they may alter the exemptions and/or applicable tax rates.

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Medicare Tax

Beginning in 2013, distributions from non-qualified annuity policies will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income.  Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.)  Please consult a tax advisor for more information.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.

Puerto Rico Tax Provisions

The Contract offered by this Prospectus is considered a non-qualified annuity contract under Section 1022 of the Puerto Rico Internal Revenue Code of 1994, as amended, and Section 1031.01 of the 20111 Internal Revenue Code for a New Puerto Rico, as amended (collectively, the “Puerto Rico Code”). Under the current provisions of the Puerto Rico Code, no income tax is payable on increases in value of accumulation shares of annuity units credited to a variable annuity contract until payments are made to the annuitant or other payee under such contract.

When payments are made from your Contract in the form of an annuity, the annuitant or other payee will be required to include as gross income the lesser of the amount received during the taxable year or the portion of the amount received equal to 3% of the aggregate premiums or other consideration paid for the annuity. The amount, if any, in excess of the included amount is excluded from gross income as a return of premium. After an amount equal to the aggregate premiums or other consideration paid for the annuity has been excluded from gross income, all of the subsequent annuity payments are considered to be taxable income.

When a payment under a Contract is made in a lump sum, the amount of the payment would be included in the gross income of the Annuitant or other Payee to the extent it exceeds the Annuitant’s aggregate premiums or other consideration paid.

The provisions of the Puerto Rico Code with respect to qualified retirement plans described in this Prospectus vary significantly from those under the Internal Revenue Code. We currently offer the Contract in Puerto Rico in connection with Individual Retirement Arrangements that qualify under the U.S. Internal Revenue Code but do not qualify under the Puerto Rico Code. See the applicable text of this Prospectus under the heading “Federal Tax Status” dealing with such Arrangements and their RMD requirements. We may make Contracts available for use with other retirement plans that similarly qualify under the U.S. Internal Revenue Code but do not qualify under the Puerto Rico Code.

As a result of IRS Revenue Ruling 2004-75, as amplified by Revenue Ruling 2004-97, we will treat Contract distributions and withdrawals occurring on or after January 1, 2005 as U.S.-source income that is subject to U.S. income tax withholding and reporting. Under “TAX PROVISIONS,” see “Pre-Distribution Taxation of Contracts,” “Distributions and Withdrawals from Non-Qualified Contracts,” “Withholding” and “Non-Qualified Contracts.” You should consult a qualified tax professional for advice regarding the effect of Revenue Ruling 2004-75 on your U.S. and Puerto Rico income tax situation.

For information regarding the income tax consequences of owning a Contract, you should consult a qualified tax professional.

MORE INFORMATION

Right to Return Your Contract

You may cancel your Contract for a refund during the “free look period.” The “free look period” expires 10 days after you receive the Contract (or whatever period is required in your state). If you decide to cancel your Contract during the “free look period,” then we will treat the Contract as if it had never been issued. We will pay the refund within seven days after we receive the written request to cancel the Contract, along with the Contract, in good order and within the applicable “free look period,” at the Service Center.

Generally, your refund will equal your Contract Value under the Contract on the day we receive your notification of cancellation in good order at the Service Center. Some states require that we return the full amount of your Purchase Payment(s). If applicable state law requires us to return the amount of your Purchase Payments, we will return the greater of (i) your Surrender Value or (ii) the full amount of any Purchase Payment(s) we received during the “free look period.”

If you are establishing an Individual Retirement Annuity (IRA), Federal Treasury Regulations require that notice of revocation be provided at any time within seven days after you receive your Contract. Upon such revocation, we are required to refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow an Owner establishing an IRA a “ten day free-look,” notwithstanding the provisions of the Federal Treasury Regulations.

Note:
•
We reserve the right to allocate your initial Purchase Payment to the Money Market Subaccount during the “free look period.”  At the end of the “free look period,” we will allocate your Contract Value to the Subaccounts initially selected on your application.

•
For Contracts issued in California—If the Owner is age 60 or older as of the Issue Date, then the “free look period” will be 30 days from the date of Contract delivery.  During this 30-day “free look period,” we will hold the Purchase Payments in a fixed account unless you direct us to allocate the Purchase Payments pursuant to your most recent allocation instructions. The amount of the free look refund will equal the accumulated value on the day the Contract is received, in good order, at the Service Center or by the registered representative who sold the Contract.  On the day following the end of the 30-day “free look period,” we will transfer the accumulated value in accordance with your most recent allocation instructions.

Communicating to Us About Your Contract

You may submit transaction requests or otherwise communicate with us in writing or by telephone. All materials mailed to us, including Purchase Payments, must be sent to the Service Center. For all telephone communications, you must call (800) 752-7216. In addition, the authorized registered representative of the broker-dealer firm of record may submit transfer requests on your behalf in writing, by telephone, or over the Internet on our broker website. To use the broker website, the registered representative must first consent to our online terms of use. (See “Requests for Transfers” under “Transfer Privilege.”)

Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them, in good order, at the Service Center. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (i) on a day that is not a Business Day or (ii) after the close of regular trading on the New York Stock Exchange, which is normally 4:00 p.m., Eastern Time. In some cases, receipt of requests for financial transactions by the broker-dealer firm of record will be deemed to be constructive receipt by us. This would include only cases where we have a specific agreement with the broker-dealer firm that provides for this treatment and the broker-dealer firm electronically forwards to us the request promptly after the end of the Business Day on which it receives the request in good order. In such cases, financial transactions received by us in good order will be priced that Business Day, provided the broker-dealer firm received the request before the earlier of (i) 4:00 p.m. Eastern Time on a Business Day, or (ii) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. For information about whether we have this type of arrangement with your broker-dealer firm, you may call us at the above number.

Certain methods of contacting us, such as by telephone or over the Internet, may be unavailable or delayed. Any computer or telephone system (including yours, ours, and your registered representative’s) can experience delays or outages that may delay or prevent us from processing your request. While we have taken reasonable precautions to allow our systems to accommodate heavy usage, we do not guarantee access or reliability under all circumstances. If you experience delays or an outage, you may submit your request to us in writing to the Service Center, as set forth at the beginning of this prospectus.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

Electronic Account Information

Contract Owners may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. To enroll in this optional electronic delivery service Contract Owners must register and log on to our Internet customer website at https://customerlink.sunlife-usa.com. First-time users of this website can enroll in this electronic delivery service by selecting “eDeliver Documents” when registering to use the website. If you are already a registered user of this website, you can enroll in the electronic delivery service by logging on to your account and selecting “eDeliver Documents” on the “Update Profile” page. The electronic delivery service is subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, in order to avoid any disruption of deliveries to you. You may obtain more information and assistance at the above-mentioned internet location or by writing us at the Service Center or by telephone at (800) 752-7216.

Sending Forms and Transaction Requests in Good Order

We cannot process your requests for transactions relating to the Contract until we have received them in good order at the Service Center.  “Good order” means actual receipt by us of instructions relating to the requested transaction in writing (or, when appropriate, by telephone or electronically), along with all forms, information and supporting legal documentation (including any required spousal or co-owner’s consents), that are sufficiently complete and clear so that we do not need to exercise any discretion to follow such instruction.  This information generally includes, to the extent applicable to your transaction:  your completed application; the Contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Subaccounts affected by the requested transaction; the signatures of all Owners (exactly as registered on the Policy), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or co-owner’s consents.  With respect to purchase requests, “good order” also generally includes receipt (by us) of sufficient funds to effect the purchase.  We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirement at any time.

Voting Rights

To the extent required by law, we will vote all shares held in the Variable Account in accordance with instructions we receive from persons with voting interests in the Funds. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a group contract in which the Owner has reserved this right. During the Income Phase, the Payee (that is the Annuitant or beneficiary entitled to receive benefits) is the person having the right to give voting instructions.

Before a vote of the shareholders of a Fund occurs, each person with voting interests in the Fund will receive voting materials from us. We will ask those persons to instruct us on how to vote and to return their respective voting instructions to us in a timely manner. Each such person is permitted to cast votes based on the dollar value of the shares of each Fund that we hold for your Contract in the corresponding Subaccount. We calculate this value based on the number of Variable Accumulation Units or Variable Annuity Units allocated to your Contract as of the date set by the Fund and the value of each Variable Accumulation Unit or Variable Annuity Unit on that date. We count fractional votes.

We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from person(s) with voting interests in the Fund. Because of this method of proportional voting, a small number of persons with voting interests in the Fund may determine the outcome of a shareholder vote. If, however, we determine that we are permitted to vote the Fund shares in our own right, then we may do so.

Note: Owners of Qualified Contracts issued on a group basis may be subject to other voting provisions of the particular retirement plan and under the Investment Company Act of 1940. Employees who contribute to retirement plans that are funded by the Contracts may be entitled to instruct the Owners as to how to instruct us to vote the Fund shares attributable to their contributions. Such retirement plans may also provide the additional extent, if any, to which an Owner shall follow voting instructions of persons with rights under those plans. If no voting instructions are received from any such person with respect to a particular Contract, the Owner may instruct us as to how to vote the number of Fund shares for which instructions may be given.

Reports to Owners

We will send you, by regular U.S. mail, confirmation of all Purchase Payments (including any interest credited), withdrawals (including any withdrawal charges, and federal taxes on withdrawals), minimum distributions, death benefit payments, and transfers (excluding dollar cost averaging transfers). Such confirmations will be sent within two business days after the transaction occurs.

Generally, within ten business days after each calendar quarter, we will send you a statement showing your current Contract Value, death benefit value, and investment allocation by asset class. Each quarterly statement will detail transactions that occurred during the last calendar quarter including any Purchase Payments, annuity payments, transfers (including dollar cost averaging transfers), partial withdrawals, systematic withdrawals, minimum distributions, portfolio rebalancing, asset reallocations, interest credited on fixed accounts, step-ups credited on living benefits, and annual contract fees assessed.

It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

We will also send you annual and semi-annual reports of the Funds in which you are invested, including a list of investments held by each Fund as of the current date of the report.

Payments We Make

Payment of any amount due from the Variable Account for a full or partial withdrawal, or a death benefit, will generally occur within seven days after we receive your withdrawal request, in good order, at our Service Center. We may defer such payment if:
•	the New York Stock Exchange is closed (except weekends and holidays);
•	trading on the New York Stock Exchange is restricted;
•
the SEC determines that an emergency exists and that it is not reasonably practical (i) to dispose of securities held in the Variable Account or (ii) to determine the value of the net assets of the Variable Account; or

•      the SEC permits a delay for the protection of Owners.

Transfers of amounts from the Subaccounts may also be deferred under these circumstances.

In addition, if, pursuant to SEC rules, any money market Fund suspends payment of redemption proceeds in connection with a liquidation of that Fund, we will delay payment of any transfer, partial withdrawal, surrender or death benefit from the corresponding Subaccount until the money market Fund is liquidated.

We also may defer payment of amounts you withdraw from the DCA Account for up to six months from the date we receive your withdrawal request.  We do not pay interest on the amount of any payments we defer.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a Purchase Payment and/or “freeze” an Owner’s account. If these laws apply in a particular situation, then we would not be allowed to pay any request for full or partial withdrawals or death benefits, or to make transfers, or to continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your Contract to government agencies or departments.

Waivers, Reduced Charges, Credits, Special Guaranteed Interest Rates

Where permitted by state law, we may:  reduce or waive the withdrawal charge, the mortality and expense risk charge, the administrative service fee, or the annual contract fee; credit additional amounts; or offer other options or benefits. These situations may include sales of contracts (i) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Owner, sales of larger-sized Contracts (generally, Contracts that have our approval to exceed $2 million in Contract Value), and certain group sales, and (ii) to our officers, directors and employees or our affiliates, registered representatives and employees of broker-dealer firms with a current selling agreement with us and affiliates of such representatives and broker-dealer firms, employees of affiliated asset management firms, and persons who have retired from such positions (“Eligible Employees”) and immediate family members of Eligible Employees.  In determining whether to apply a reduction in the charges or deductions for certain Contracts we also may consider: (i) any prior or existing relationship with us that may increase the likelihood of effecting the sale of a Contract with fewer sales contacts; and (ii) the level of commissions paid to selling broker-dealer firms, particularly if the broker-dealer firms elect to receive lower commissions for sales of the Contract.

Eligible Employees and their immediate family members may purchase a Contract without regard to minimum Purchase Payment requirements.

In no event will we permit reduction or elimination of the charges or deductions where that reduction or elimination will be unfairly discriminatory to any person.

Distribution of the Contract

Contracts are sold by licensed insurance agents (“the Selling Agents”) in those states where the Contract may be lawfully sold. Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms (“the Selling Broker-Dealers”) registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”) and who have entered into selling agreements with us and the general distributor, Clarendon Insurance Agency, Inc. (“Clarendon”), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, our wholly-owned subsidiary, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of FINRA.

We (or our affiliates, for purposes of this section only, collectively, “the Company”) pay the Selling Broker-Dealers compensation for the promotion and sale of the Contract. The Selling Agents who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent. This compensation is not paid directly by the Owner or the Variable Account. The Company intends to recoup this compensation through fees and charges imposed under the Contract, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement, but is not expected to be more than [7.00%] of Purchase Payments, and [1.00%] annually of the Owner’s Contract Value. The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations, and this compensation may be significant in amount.

The Company also pays compensation to wholesaling broker-dealer firms or other firms or intermediaries, including payments to affiliates of the Company, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers. This compensation may be significant in amount and may be based on a percentage of Purchase Payments and/or a percentage of Contract Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments, in certain circumstances referred to as “override” compensations, or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company’s products on the Selling Broker-Dealers’ preferred or recommended list, access to the Selling Broker-Dealers’ registered representatives for purposes of promoting sales of the Company’s products, assistance in training and education of the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual or expected aggregate sales of our variable contracts (including the Contract) or assets held within those contracts and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent. The prospect of receiving, or the receipt of additional compensation as described above may provide Selling Broker-Dealers with an incentive to favor sales of the Contracts over other variable annuity contracts (or other investments) with respect to which the Selling Broker-Dealer does not receive additional compensation, or lower levels of additional compensation. You should take such payment arrangements into account when considering and evaluating any recommendation relating to the Contracts.

In addition to selling our variable contracts (including the Contract), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company. Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates. The potential profits for a Selling Broker-Dealer or its affiliates (including its registered representatives) associated with such reinsurance arrangements could be significant in amount and could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate. The operation of an individual contract is not affected by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

As discussed in the preceding paragraphs, the Selling Broker-Dealer may receive numerous forms of payments that, directly or indirectly, provide incentives to, and otherwise facilitate and encourage the offer and sale of the Contracts by Selling Broker-Dealers and their registered representatives. Such payments may be greater or less in connection with the Contracts than in connection with other products offered and sold by the Company or by others. Accordingly, the payments described above may create a potential conflict of interest, as they may influence your Selling Broker-Dealer or registered representative to present a Contract to you instead of (or more favorably than) another product or products that might be preferable to you.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of a Contract.

Commissions may be waived or reduced in connection with certain transactions described in this prospectus. (See “Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates,” above.)  No commissions have been paid to or retained by Clarendon in connection with the distribution of the Contracts described in this prospectus.

Legal Proceedings

Sun Life (U.S.), like other insurance companies, is involved in lawsuits, including class action lawsuits. Although the outcome of any litigation cannot be predicted with certainty, Sun Life (U.S.) believes that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account, on the ability of Clarendon Insurance Agency, Inc. to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

Financial Statements

The financial statements of Sun Life (U.S.) have been included in the statement of additional information (SAI). These financial statements should be considered only as bearing on our ability to meet our obligations under the Contracts including with respect to the death benefit and our assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Subaccounts of the Variable Account.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Sun Life Assurance Company of Canada (U.S.)	2
Advertising and Sales Literature	2
Tax Deferred Accumulation	3
Calculations	4
5-Year Contract	4
Example of Variable Accumulation Unit Value Calculation	4
Example of Variable Annuity Unit Calculation	4
Example of Variable Annuity Payment Calculation	4
7-Year Contract	4
Example of Variable Accumulation Unit Value Calculation	4
Example of Variable Annuity Unit Calculation	4
Example of Variable Annuity Payment Calculation	4
9-Year Contract	5
Example of Variable Accumulation Unit Value Calculation	5
Example of Variable Annuity Unit Calculation	5
Example of Variable Annuity Payment Calculation	5
Distribution of the Contract	5
Custodian	5
Independent Registered Public Accounting Firm	6
Financial Statements	6

APPENDIX [X1]:  CALCULATION OF WITHDRAWAL CHARGES

9-Year Withdrawal Charge:

Full Withdrawal:

Assume a Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made and there are no partial withdrawals. The free withdrawal amount during the first nine Contract Years is equal to the greatest of:  (i) 10% of all of the Purchase Payments that are still subject to a withdrawal charge at the beginning of the Contract Year; (ii) your maximum annual withdrawal amount if you have selected an optional living benefit; and (iii) if you have a Qualified Contract, your yearly required minimum distribution required under the Code. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Contract Value, based on hypothetical Contract Values.

		Hypothetical	Free	Payment Subject	Withdrawal	Withdrawal
	Contract	Contract	Withdrawal	to Withdrawal	Charge	Charge
	Year	Value	Amount	Charge	Percentage	Amount

(a)	1	$41,000	$ 4,000	$37,000	8.00%	$2,960
	2	$44,200	$ 4,000	$40,000	8.00%	$3,200
(b)	3	$47,700	$ 4,000	$40,000	7.00%	$2,800
	4	$51,500	$4,000	$40,000	6.00%	$2,400
	5	$57,300	$4,000	$40,000	5.00%	$2,000
	6	$63,000	$4,000	$40,000	4.00%	$1,600
	7	$66,200	$4,000	$40,000	3.00%	$1,200
	8	$69,900	$4,000	$40,000	2.00%	$800
	9	$72,800	$4,000	$40,000	1.00%	$400
(c)	10	78,000	$78,000	$ 0	0.00%	$ 0

(a)
In Contract Year 1, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $37,000, which equals the Contract Value of $41,000 minus the free withdrawal amount of $4,000.

(b)
In Contract Year 3, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The Contract Value minus the free withdrawal amount is $47,700 minus $4,000, which equals $43,700.  However, because only Purchase Payments, and not earnings, are subject to a withdrawal charge, the amount subject to a withdrawal charge in Contract Year 3 is $40,000 (which is the amount of your Purchase Payments not previously withdrawn) rather than $43,700.

(c)	In Contract Year 10, your payment is more than 9 complete years old, and no withdrawal charges apply to any withdrawals you make from that Purchase Payment.

Partial Withdrawal

Assume a single Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Contract Year, and a series of four partial withdrawals are made during the fourth Contract Year of $3,000, $8,000, $12,000, and $22,000.

		Hypothetical	Free		Amount of			Remaining	Hypothetical
		Contract	Withdrawal		Withdrawal			Free	Contract
		Value	Amount		Subject to	Withdrawal	Withdrawal	Withdrawal	Value
Contract		Before	Before	Amount of	Withdrawal	Charge	Charge	Amount After	After
	Year	Withdrawal	Withdrawal	Withdrawal	Charge	Percentage	Amount	Withdrawal	Withdrawal
	1	$41,000	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$41,000
	2	$44,200	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$44,200
	3	$47,700	$4,000	$ 0	$ 0	7.00%	$ 0	$4,000	$47,700
(a)	4	$48,200	$4,000	$ 3,000	$ 0	6.00%	$ 0	$1,000	$45,200
(b)	4	$46,000	$1,000	$ 8,000	$ 7,000	6.00%	$ 420	$ 0	$38,000
(c)	4	$38,250	$ 0	$12,000	$12,000	6.00%	$ 720	$ 0	$26,250
(d)	4	$26,650	$ 0	$22,000	$21,000	6.00%	$1,260	$ 0	$ 4,650

	Totals			$45,000	$40,000	6.00%	$2,400	$ 0	$4,650

(a)
In Contract Year 4, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. Because the partial withdrawal amount of $3,000 is less than the free withdrawal amount, there is no withdrawal charge.

(b)
After a partial withdrawal of $3,000 is taken, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $3,000 = $1,000. Therefore, $1,000 of the $8,000 withdrawal is not subject to a withdrawal charge, and $7,000 is subject to a withdrawal charge ($7,000 x 6.00% = $420). Of the $11,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $7,000 has been from Purchase Payments. Therefore, the amount of “unliquidated” Purchase Payments is $33,000 ($40,000 - $7,000).

(c)
Because $4,000 of the two prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $4,000 = $0. Therefore, the entire $12,000 withdrawal is subject to a withdrawal charge ($12,000 x 6.00% = $720). Of the $23,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $19,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $21,000 ($40,000 - $19,000).

(d)
Because $4,000 of the three prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount at the time of the fourth Contract Year 4 partial withdrawal is $4,000 - $4,000 = $0. The amount of unliquidated Purchase Payments remaining before this withdrawal is $21,000. Therefore, $21,000 of the $22,000 withdrawal is taken from Purchase Payments and is subject to a withdrawal charge ($21,000 x 6.00% = $1,260), and $1,000 of the withdrawal is taken from earnings and is not subject to a withdrawal charge. Of the $45,000 withdrawn to date, $4,000 has been from the free withdrawal amount, $40,000 has been from Purchase Payments, and $1,000 has been from earnings. The amount of unliquidated Purchase Payments is now equal to $0. Note that if the $4,650 remaining balance was withdrawn, it would all be from earnings and not subject to a withdrawal charge. The total Contract Year 4 withdrawal charges would then be $2,400 (i.e., $420 + $720 + $1,260), which is the same amount that was assessed for a full liquidation in Contract Year 4 in the example above.

7-Year Withdrawal Charge Option:

Full Withdrawal:

Assume a Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made and there are no partial withdrawals. The free withdrawal amount during the first seven Contract Years is equal to the greatest of:  (i) 10% of all of the Purchase Payments that are still subject to a withdrawal charge at the beginning of the Contract Year; (ii) your maximum annual withdrawal amount if you have selected an optional living benefit; and (iii) if you have a Qualified Contract, your yearly required minimum distribution required under the Code. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Contract Value, based on hypothetical Contract Values.

		Hypothetical	Free	Payment Subject	Withdrawal	Withdrawal
	Contract	Contract	Withdrawal	to Withdrawal	Charge	Charge
	Year	Value	Amount	Charge	Percentage	Amount

(a)	1	$41,000	$4,000	$37,000	8.00%	$2,960
	2	$44,200	$4,000	$40,000	8.00%	$3,200
(b)	3	$47,700	$4,000	$40,000	7.00%	$2,800
	4	$51,500	$4,000	$40,000	6.00%	$2,400
	5	$57,300	$4,000	$40,000	5.00%	$2,000
	6	$63,000	$4,000	$40,000	4.00%	$1,600
	7	$66,200	$4,000	$40,000	3.00%	$1,200
(c)	8	$72,800	$ 0	$ 0	0.00%	$ 0

(a)
In Contract Year 1, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $37,000, which equals the Contract Value of $41,000 minus the free withdrawal amount of $4,000.

(b)
In Contract Year 3, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The Contract Value minus the free withdrawal amount is $47,700 minus $4,000, which equals $43,700.  However, because only Purchase Payments, and not earnings, are subject to a withdrawal charge, the amount subject to a withdrawal charge in Contract Year 3 is $40,000 (which is the amount of your Purchase Payments not previously withdrawn) rather than $43,700.

(c)	In Contract Year 8, your payment is more than 7 complete years old, and no withdrawal charges apply to any withdrawals you make from that purchase payment.

Partial Withdrawal

Assume a single Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Contract Year, and a series of four partial withdrawals are made during the fourth Contract Year of $3,000, $8,000, $12,000, and $22,000.

		Hypothetical	Free		Amount of			Remaining	Hypothetical
		Contract	Withdrawal		Withdrawal			Free	Contract
		Value	Amount		Subject to	Withdrawal	Withdrawal	Withdrawal	Value
Contract		Before	Before	Amount of	Withdrawal	Charge	Charge	Amount After	After
	Year	Withdrawal	Withdrawal	Withdrawal	Charge	Percentage	Amount	Withdrawal	Withdrawal
	1	$41,000	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$41,000
	2	$44,200	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$44,200
	3	$47,700	$4,000	$ 0	$ 0	7.00%	$ 0	$4,000	$47,700
(a)	4	$48,200	$4,000	$ 3,000	$ 0	6.00%	$ 0	$1,000	$45,200
(b)	4	$46,000	$1,000	$ 8,000	$ 7,000	6.00%	$ 420	$ 0	$38,000
(c)	4	$38,250	$ 0	$12,000	$12,000	6.00%	$ 720	$ 0	$26,250
(d)	4	$26,650	$ 0	$22,000	$21,000	6.00%	$1,260	$ 0	$ 4,650

	Totals			$45,000	$40,000	6.00%	$2,400	$ 0	$4,650

(a)
In Contract Year 4, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. Because the partial withdrawal amount of $3,000 is less than the free withdrawal amount, there is no withdrawal charge.

(b)
After a partial withdrawal of $3,000 is taken, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $3,000 = $1,000. Therefore, $1,000 of the $8,000 withdrawal is not subject to a withdrawal charge, and $7,000 is subject to a withdrawal charge ($7,000 x 6.00% = $420). Of the $11,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $7,000 has been from Purchase Payments. Therefore, the amount of “unliquidated” Purchase Payments is $33,000 ($40,000 - $7,000).

(c)
Because $4,000 of the two prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $4,000 = $0. Therefore, the entire $12,000 withdrawal is subject to a withdrawal charge ($12,000 x 6.00% = $720). Of the $23,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $19,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $21,000 ($40,000 - $19,000).

(d)
Because $4,000 of the three prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount at the time of the fourth Contract Year 4 partial withdrawal is $4,000 - $4,000 = $0. The amount of unliquidated Purchase Payments remaining before this withdrawal is $21,000. Therefore, $21,000 of the $22,000 withdrawal is taken from Purchase Payments and is subject to a withdrawal charge ($21,000 x 6.00% = $1,260), and $1,000 of the withdrawal is taken from earnings and is not subject to a withdrawal charge. Of the $45,000 withdrawn to date, $4,000 has been from the free withdrawal amount, $40,000 has been from Purchase Payments, and $1,000 has been from earnings. The amount of unliquidated Purchase Payments is now equal to $0. Note that if the $4,650 remaining balance was withdrawn, it would all be from earnings and not subject to a withdrawal charge. The total Contract Year 4 withdrawal charges would then be $2,400 (i.e., $420 + $720 + $1,260), which is the same amount that was assessed for a full liquidation in Contract Year 4 in the example above.

5-Year Withdrawal Charge Option:

Full Withdrawal:

Assume a Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made and there are no partial withdrawals. The free withdrawal amount during the first five Contract Years is equal to the greatest of:  (i) 10% of all of the Purchase Payments that are still subject to a withdrawal charge at the beginning of the Contract Year; (ii) your maximum annual withdrawal amount if you have selected an optional living benefit; and (iii) if you have a Qualified Contract, your yearly required minimum distribution required under the Code. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Contract Value, based on hypothetical Contract Values.

		Hypothetical	Free	Payment	Withdrawal	Withdrawal
	Contract	Contract	Withdrawal	Subject to Withdrawal	Charge	Charge
	Year	Value	Amount	Charge	Percentage	Amount
(a)	1	$41,000	$ 4,000	$37,000	8.00%	$2,960
	2	$44,200	$ 4,000	$40,000	7.50%	$3,000
(b)	3	$47,700	$ 4,000	$40,000	7.00%	$2,800
	4	$51,500	$ 4,000	$40,000	6.00%	$2,400
	5	$55,600	$ 4,000	$40,000	5.00%	$2,000
(c)	6	$60,000	$ 0	$ 0	0.00%	$ 0

(a)
In Contract Year 1, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $37,000, which equals the Contract Value of $41,000 minus the free withdrawal amount of $4,000.

(b)
In Contract Year 3, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The Contract Value minus the free withdrawal amount is $47,700 minus $4,000, which equals $43,700.  However, because only Purchase Payments, and not earnings, are subject to a withdrawal charge, the amount subject to a withdrawal charge in Contract Year 3 is $40,000 (which is the amount of your Purchase Payments not previously withdrawn) rather than $43,700.

(c)	In Contract Year 6, your payment is more than 5 complete years old, and no withdrawal charges apply to any withdrawals you make from that purchase payment.

Partial Withdrawal:

Assume a single Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made, no partial withdrawals have been taken before the fourth Contract Year, and a series of four partial withdrawals of $3,000, $8,000, $12,000, and $22,000 are made during the fourth Contract Year.

		Hypothetical	Free		Amount of			Remaining
		Contract	Withdrawal		Withdrawal			Free	Hypothetical
		Value	Amount		Subject to	Withdrawal	Withdrawal	Withdrawal	Contract
Contract		Before	Before	Amount of	Withdrawal	Charge	Charge	Amount After	Value after
	Year	Withdrawal	Withdrawal	Withdrawal	Charge	Percentage	Amount	Withdrawal	Withdrawal
	1	$41,000	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$41,000
	2	$44,200	$4,000	$ 0	$ 0	7.50%	$ 0	$4,000	$44,200
	3	$47,700	$4,000	$ 0	$ 0	7.00%	$ 0	$4,000	$47,700
(a)	4	$48,200	$4,000	$ 3,000	$ 0	6.00%	$ 0	$1,000	$45,200
(b)	4	$46,000	$1,000	$ 8,000	$ 7,000	6.00%	$ 420	$ 0	$38,000
(c)	4	$38,250	$ 0	$12,000	$12,000	6.00%	$ 720	$ 0	$26,250
(d)	4	$26,650	$ 0	$22,000	$21,000	6.00%	$1,260	$ 0	$ 4,650

		Totals		$45,000	$40,000	6.00%	$2,400	$ 0	$ 4,650

(a)
In Contract Year 4, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. Because the partial withdrawal amount of $3,000 is less than the free withdrawal amount, there is no withdrawal charge.

(b)
After a partial withdrawal of $3,000 is taken, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $3,000 = $1,000. Therefore, $1,000 of the $8,000 withdrawal is not subject to a withdrawal charge, and $7,000 is subject to a withdrawal charge ($7,000 x 6.00% = $420). Of the $11,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $7,000 has been from Purchase Payments. Therefore, the amount of “unliquidated” Purchase Payments is $33,000 ($40,000 - $7,000).

(c)
Because $4,000 of the two prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $4,000 = $0. Therefore, the entire $12,000 withdrawal is subject to a withdrawal charge ($12,000 x 6.00% = $720). Of the $23,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $19,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $21,000 ($40,000 - $19,000).

(d)
Because $4,000 of the three prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount at the time of the fourth Contract Year 4 partial withdrawal is $4,000 - $4,000 = $0. The amount of unliquidated Purchase Payments remaining before this withdrawal is $21,000. Therefore, $21,000 of the $22,000 withdrawal is taken from Purchase Payments and is subject to a withdrawal charge ($21,000 x 6.00% = $1,260), and $1,000 of the withdrawal is taken from earnings and is not subject to a withdrawal charge. Of the $45,000 withdrawn to date, $4,000 has been from the free withdrawal amount, $40,000 has been from Purchase Payments, and $1,000 has been from earnings. The amount of unliquidated Purchase Payments is now equal to $0. Note that if the $4,650 remaining balance was withdrawn, it would all be from earnings and not subject to a withdrawal charge. The total Contract Year 4 withdrawal charges would then be $2,400 (i.e., $420 + $720 + $1,260), which is the same amount that was assessed for a full liquidation in Contract Year 4 in the example above.

APPENDIX [X2]:  PURCHASE PAYMENT CHARGE EXAMPLES

Example A. 5 Year Withdrawal Charge Option

Assume you make an initial Purchase Payment of $100,000 on May 3, 2011, and a subsequent Purchase Payment of $50,000 on September 21, 2012.

Because the $50,000 Purchase Payment was made after the first Contract Anniversary, a Purchase Payment Charge will be deducted from your Contract Value in Subaccounts on each Contract Quarter, starting on August 3, 2016 (the end of the first Contract Quarter following your 5th Contract Anniversary). The quarterly Purchase Payment Charge will be equal to $75 ($50,000 x 0.15%) and will be deducted on each Contract Quarter until the $50,000 Purchase Payment has been in your Contract for 5 complete years.

On September 21, 2017, the $50,000 Purchase Payment will have been in your Contract for 5 complete years.  Because that date falls before the Contract Quarter (ending November 3, 2017) when we deduct the last Purchase Payment Charge, your last Purchase Payment Charge will be a pro-rata portion of the full Purchase Payment Charge, calculated as follows:

A x (B/C)

where:

A =	your full Purchase Payment Charge ($75)
B =	the number of days between the date the Purchase Payment has been in the Contract for 5 complete years and the beginning of the Contract Quarter immediately preceding that date (49 days)
C =	the number of days in the Contract Quarter (92 days)

In this case the last Purchase Payment Charge (deducted on November 13, 2017) would be:

75 x (49/92) = $39.95

Example B. 5 Year Withdrawal Charge Option

Assume you make an initial Purchase Payment of $100,000 on May 3, 2011, and a subsequent Purchase Payment of $50,000 on September 21, 2017, after the 5th Contract Anniversary.

Because your $50,000 Purchase Payment was made after the first Contract Anniversary, a Purchase Payment Charge will be deducted from your Contract Value in Subaccounts on each Contract Quarter, starting on November 3, 2017 (the end of the Contract Quarter immediately following the date of the Purchase Payment).

Your full Purchase Payment Charge will be equal to $75 ($50,000 x 0.15%).  However, because your $50,000 Purchase Payment will not have been in your Account for the entire Contract Quarter ending on November 3, 2017, we will pro-rate your first Purchase Payment Charge, using the following formula:

A x (B/C)

where:

A =	your full Purchase Payment Charge ($75)
B =	the number of days between the date of the Purchase Payment and the end of the Contract Quarter immediately following the date (43 days)
C =	the number of days in the Contract Quarter (92 days)

In this case your first Purchase Payment Charge (deducted on November 3, 2017) would be:

75 x (43/92) = $35.05

The full quarterly Purchase Payment Charge of $75 will be deducted on each subsequent Contract Quarter until August 3, 2022 (the last Contract Quarter prior to the date the Purchase Payment has been in the contract for 5 complete years.)

On September 21, 2022, the $50,000 Purchase Payment will have been in the contract for 5 complete years.  Because that date falls before the Contract Quarter (ending November 3, 2022) when we deduct the last Purchase Payment Charge, your last Purchase Payment Charge will be a pro-rata portion of the full Purchase Payment Charge, calculated as follows:

●	the Purchase Payment Charge for a full Quarter ($75), multiplied by
●	the number of days between the date the Purchase Payment has been in the Contract for 5 complete years and the beginning of the Contract Quarter immediately preceding that date (49 days), divided by
●	the number of days in the Contract Quarter (92 days)

Therefore, the final Purchase Payment (deducted on November 3, 2022) would be $39.95

APPENDIX [X3]:  OPTIONAL LIVING BENEFIT EXAMPLES

Example: How Sun Income Vision works

Assume for the example below that you are age 63 when your Contract is issued with an initial Purchase Payment of $100,000 and that you elected to participate with single-life coverage. (If you selected joint-life coverage, then the numbers shown in the example would be different). Your Income Benefit Base is equal to your initial Purchase Payment on your Issue Date. Because you reached age 59 prior to your Issue Date, your Coverage Date is your Issue Date. At any time, you can begin to withdraw up to your Annual Income Amount each Contract Year without reducing your Income Benefit Base. (For convenience, assume that the investment performance of your underlying investments equals and offsets all Contract expenses. Therefore, your Contract Value remains constant throughout the life of your Contract, except for Contract Years 2 and 5.)

Your Annual Income Amount is set equal to 3% of your Income Benefit Base, or $3,000.

Assume that, because of good investment performance of the Designated Funds during Contract Year 2, your Contract Value has grown to $125,000 on your second Contract Anniversary. Therefore, your Contract is eligible for an automatic step-up of its Income Benefit Base. At this time we will step up your Income Benefit Base to $125,000. Additionally, because you have crossed into another age tier, your new Annual Income Amount will be 4% of your new Income Benefit Base, or $5,000. All values shown are as of the beginning of the Contract Year.

Contract Year	Contract Value	Income Benefit Base	Annual Income Amount	Withdrawals
1	$100,000	$100,000	$3,000	$0
2	$100,000	$100,000	$3,000	$0
3	$125,000	$125,000	$5,000	$0

Assume you take your first withdrawal in Contract Year 4.  We set your Lifetime Income Percentage at 4%. Your Annual Income Amount will be equal to 4% of your Income Benefit Base. You can withdraw up to $5,000 in Contract Year 4 without reducing your Income Benefit Base.

Contract Year	Contract Value	Income Benefit Base	Annual Income Amount	Withdrawals
4	$125,000	$125,000	$5,000	$5,000
5	$120,000	$125,000	$5,000	$5,000

Assume that, because of good investment performance of the Designated Funds during Contract Year 5, your Contract Value has grown to $135,000 on your fifth Contract Anniversary. Therefore, your Contract is eligible for an automatic step-up of its Income Benefit Base. We will step up your Income Benefit Base to $135,000. Your new Annual Income Amount will be 4% of your new Income Benefit Base, or $5,400. You can continue taking $5,400 per year for the rest of your life unless this amount is increased by a step-up.

Contract Year	Contract Value	Income Benefit Base	Annual Income Amount	Withdrawals
6	$135,000	$135,000	$5,400	$5,400
7	$129,600	$135,000	$5,400	$5,400
8	$124,200	$135,000	$5,400	$5,400

Example: Early Withdrawals

Any withdrawal taken before your Coverage Date will be considered an Early Withdrawal. Your Income Benefit Base will be reduced using the following formula:

Your new Income Benefit Base	=	IBB x	(	CV – WD	)
CV

Where:
	IBB =	Your Income Benefit Base immediately prior to the Early Withdrawal.

	WD =	The amount of the Early Withdrawal.

	CV =	Your Contract Value immediately prior to the Early Withdrawal.

Assume that you are age 50 when your Contract is issued with an initial Purchase Payment of $100,000, and that you elected to participate with single-life coverage. Your Income Benefit Base is set to equal your initial Purchase Payment on your Issue Date. Your Coverage Date will be the first Contract Anniversary after you attain the age of 59.

Assume that, because of good investment performance of the Designated Funds during Contract Year 2 your Contract Value has grown to $125,000 prior to your second Contract Anniversary. At that time you withdraw $10,000. Because you are age 53 (and younger than age 59), this is an Early Withdrawal.

At this point, your Income Benefit Base will be recalculated as follows:

Your new Income Benefit Base	=	$125,000	x	$125,000 – $10,000
				$125,000

	=	115,000

Your Annual Income Amount will still be $0 because you have not reached your Coverage Date.

Example: Excess Withdrawals

If you take an Excess Withdrawal your Income Benefit Base will be reduced according to the following formula:

Your new Income Benefit Base	=	IBB x	(	CV - WD	)
CV - AIA

Where:
	IBB =	Your Income Benefit Base immediately prior to the Excess Withdrawal.

	WD =	The amount of the Excess Withdrawal.

	CV =	Your Contract Value immediately prior to the Excess Withdrawal.

	AIA =	Your Annual Income Amount minus any prior partial withdrawals taken during the current Contract Year.

Assume that you invested $65,000 and, due to recent positive market performance, your Contract Value in Contract Year 5 is $100,000. Your Income Benefit Base has stepped up to 100,000, your Lifetime Income Percentage is 4%, and thus your Annual Income Amount is $4,000. During this Contract Year you make two withdrawals: a $3,000 withdrawal followed by a $5,000 withdrawal. Your first withdrawal reduces your Account Value to $97,000 but does not affect your Income Benefit Base because it is not in excess of your Annual Income Amount. Your second withdrawal (when combined with the first) is in excess of your $4,000 Annual Income Amount. After your second withdrawal, your Income Benefit Base will be reduced as follows:

Your new Income Benefit Base	=	$100,000	x	$97,000 – $5,000
				$97,000 – ($4,000 – $3,000)

	=	$95,833

Beginning on your Contract Anniversary and going forward, your new Annual Income Amount will be $3,833.

You should be aware that, if your Contract Value minus your Annual Income Amount is less than the Income Benefit Base at the time an Excess Withdrawal is taken (as in the above example), then your Income Benefit Base will be reduced by an amount equal to or more than the excess amount withdrawn. Thus, Excess Withdrawals taken in a down market could severely reduce your benefit.

Example: Contract Value goes to zero before the Coverage Date

Assume for the next two examples (A and B) below that you are age 45 when your Contract is issued with an initial Purchase Payment of $100,000 and that you elected to participate in the Sun Income Vision living benefit with single-life coverage. (If you selected joint-life coverage, the numbers shown in the example could be different; however, the concept is the same).

Your Income Benefit Base is set equal to your initial Purchase Payment on your Issue Date. Because you have not reached age 59 prior to your Issue Date, your Coverage Date is the anniversary following your 59th birthday. You may begin to withdraw up to your Annual Income Amount each Contract Year without reducing your Income Benefit Base starting on the Coverage Date.

A. Early Withdrawal causes Contract Value to go to zero before the Coverage Date.

Contract Year	Contract Value	Income Benefit Base	Annual Income Amount	Withdrawals
1	$100,000	$100,000	$0	$0
2	$100,000	$100,000	$0	$0
3	$100,000	$100,000	$0	$0
4	$100,000	$100,000	$0	$100,000
5	$0	$0	$0	$0

Since your withdrawal was for the full Contract Value, your Contract, including Sun Income Vision, will end and you will not be eligible to receive your Annual Income Amount.

B. Poor performance, Contract fees and charges cause Contract Value to go to zero before the Coverage Date.

Contract Year	Contract Value	Income Benefit Base	Annual Income Amount	Withdrawals
1	$100,000	$100,000	$0	$0
2	$75,000	$100,000	$0	$0
3	$55,000	$100,000	$0	$0
4	$40,000	$100,000	$0	$0
5	$25,000	$100,000	$0	$0
6	$15,000	$100,000	$0	$0
7	$8,000	$100,000	$0	$0
8	$400	$100,000	$0	$0
9	$0	$0	$0	$0
…	…	…	…	…
14	$0	$0	$3,000	$3,000
For Life	$0	$0	$3,000	$3,000

Since your Contract Value went to zero before the Coverage Date, your Contract, including the Living Benefit, will end. However, on what would have been your Coverage Date, generally the Contract Anniversary after you, or the younger spouse if joint-life coverage is selected, turn age 59, we will provide an annual payment equal to your Income Benefit Base immediately before your Contract Value went to zero multiplied by [3.0%]. Therefore, beginning on your fourteenth Contract Anniversary, you will receive $3,000 ($100,000 x 3.0%) on every Contract Anniversary for the rest of your life. All other Contract features, benefits, and guarantees will terminate.

Examples: Contract Value goes to zero after the Coverage Date

Assume for the next two examples (A and B) below that you are age 65 when your Contract is issued with an initial Purchase Payment of $100,000 and that you elected to participate in the Sun Income Vision living benefit with single-life coverage. (If you selected joint-life coverage, the numbers shown in the example could be different; however, the concept is the same).

A. Excess Withdrawal combined with poor performance, Contract fees and charges cause Contract Value to go to zero after the Coverage Date.

Contract Year	Contract Value	Income Benefit Base	Annual Income Amount	Withdrawals
1	$100,000	$100,000	$4,000	$0
2	$101,000	$101,000	$4,040	$0
3	$102,000	$102,000	$4,080	$0
4	$103,000	$103,000	$4,120	$0
5	$104,000	$104,000	$4,160	$0
6	$105,000	$105,000	$4,200	$0
7	$106,000	$106,000	$4,240	$0
8	$107,000	$107,000	$4,280	$0
9	$108,000	$108,000	$4,320	$50,000
10	$58,000	$60,417	$2,417	$2,417
11	$25,000	$60,417	$2,417	$2,417
12	$5,000	$60,417	$2,417	$2,417
For Life	$0	$60,417	$2,417	$2,417

B. Poor performance, Contract fees and charges cause Contract Value to go to zero after the Coverage Date.

Contract Year	Contract Value	Income Benefit Base	Annual Income Amount	Withdrawals
1	$100,000	$100,000	$4,000	$0
2	$85,000	$100,000	$4,000	$0
3	$65,000	$100,000	$4,000	$0
4	$55,000	$100,000	$4,000	$0
5	$45,000	$100,000	$4,000	$0
6	$35,000	$100,000	$4,000	$0
7	$25,000	$100,000	$4,000	$0
8	$15,000	$100,000	$4,000	$0
9	$8,000	$100,000	$4,000	$0
10	$400	$100,000	$4,000	$0
11	$0	$100,000	$4,000	$4,000
For Life	$0	$100,000	$4,000	$4,000

Because your Contract Value was reduced to zero during Contract Year 11, we will pay the Annual Income Amount for the rest of your life. All other Contract features, benefits, and guarantees will terminate.

C. Excess Withdrawal causes Contract Value to go to zero after the Coverage Date.

Contract Year	Contract Value	Income Benefit Base	Annual Income Amount	Withdrawals
1	$100,000	$100,000	$4,000	$0
2	$80,000	$100,000	$4,000	$0
3	$60,000	$100,000	$4,000	$60,000
4	$0	$0	$0	$0

Your Contract and all benefits end because you took an Excess Withdrawal that caused your Contract Value to go to zero.

APPENDIX [X4]:  SPECIFIED FUNDS OPTION

The following Designated Funds and DCA program options are available for investments

Funds	Dollar cost averaging Program Options
AllianceBernstein Dynamic Asset Allocation Portfolio, Class B	6-Month DCA Period
MFS® Global Tactical Allocation Portfolio, Service Class	12-Month DCA Period
PIMCO Global Multi-Asset Portfolio, Advisor Class
SCSM Ibbotson Balanced Fund, Service Class
SCSM Ibbotson Conservative Fund, Service Class

APPENDIX [X5]:  BUILD YOUR OWN PORTFOLIO OPTION

This Appendix sets forth the Funds and percentage limits that constitute the “build your own portfolio” program. This program is more fully described under “BUILD YOUR OWN PORTFOLIO” in the prospectus. The portfolio you build under this option will satisfy the Designated Funds requirement under the optional living benefit and enhanced death benefits. If you do not comply with the allocation percentage limits in effect under your Contract, your selection of the Build Your Own Portfolio model will not qualify as a Designated Fund and your participation in the Living Benefit and any enhanced death benefit will be cancelled.

Fixed Income Funds	Asset Allocation or Balanced Funds	Core Equity Funds	Growth Equity Funds	Specialty Funds
30% to 100%	0 to 70%	0% to 70%	0% to 25%	0% to 10%
Huntington VA Mortgage Securities Fund[1]	AllianceBernstein Balanced Wealth Strategy Portfolio	Huntington VA Dividend Capture Fund[1]	Columbia Variable Portfolio - Marsico Growth Fund	Huntington VA Real Strategies Fund[1]
MFS® Government Securities Portfolio	Alliance Bernstein Dynamic Asset Allocation Portfolio	Huntington VA Income Equity Fund[1]	Fidelity® Variable Insurance Products Fund II - Contrafund® Portfolio	Huntington VA Rotating Markets Fund[1]
Sun Capital Investment Grade Bond Fund®	BlackRock Global Allocation V.I. Fund	Invesco Van Kampen V.I. Comstock Fund	Fidelity® Variable Insurance Products III Fund - Mid Cap Portfolio	Lazard Retirement Emerging Markets Equity Portfolio
Sun Capital Money Market Fund®	Fidelity® Variable Insurance Products III - Balanced Portfolio	Lord Abbett Series Fund Fundamental Equity Portfolio	First Eagle Overseas Variable Fund	MFS® Emerging Markets Equity Portfolio
SCSM Goldman Sachs Short Duration Fund	Huntington VA Balanced Fund[1]	MFS® Core Equity Portfolio	Huntington VA Growth Fund[1]	PIMCO CommodityRealReturn® Strategy Portfolio
SCSM PIMCO Total Return Fund	Invesco Van Kampen V.I. Equity and Income Fund	SCSM Davis Venture Value Fund	Huntington VA International Equity Fund[1]	PIMCO Emerging Markets Bond Portfolio
SCSM BlackRock Inflation Protected Bond Fund	MFS® Global Tactical Allocation Portfolio	SCSM Goldman Sachs Mid Cap Value Fund	Huntington VA Marco 100 Fund[1]	SCSM PIMCO High Yield Fund
Wells Fargo Advantage VT Total Return Bond Fund	PIMCO Global Multi-Asset Portfolio	SCSM Lord Abbett Growth & Income Fund	Huntington VA Mid Corp America Fund[1]	Sun Capital Global Real Estate Fund
	SCSM Ibbotson Balanced Fund	SCSM BlackRock Large Cap Index Fund	Huntington VA New Economy Fund[1]
	SCSM Ibbotson Conservative Fund		Huntington VA Situs Fund[1]
	SCSM Ibbotson Growth Fund		Invesco Van Kampen V.I. Mid Cap Value Fund
Lord Abbett Series Fund Growth Opportunities Portfolio
MFS® International Growth Portfolio
MFS® International Value Portfolio
MFS® Research International Portfolio
Oppenheimer Global Securities Fund/VA
SCSM AllianceBernstein International Value Fund
SCSM BlackRock International Index Fund
SCSM BlackRock Small Cap Index Fund
SCSM Columbia Small Cap Value Fund
SCSM Invesco Small Cap Growth Fund
SCSM WMC Blue Chip Mid Cap Fund
SCSM WMC Large Cap Growth Fund
Universal Institutional Funds Inc.—Mid Cap Growth Portfolio
1 Only available if you purchased your Contract through a Huntington Bank representative.

PART B

XXXXXX, 2011

SUN LIFE SOLUTIONS

VARIABLE ANNUITY
STATEMENT OF ADDITIONAL INFORMATION
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT K

TABLE OF CONTENTS

Sun Life Assurance Company of Canada (U.S.)	2
Advertising and Sales Literature	2
Tax Deferred Accumulation	3
Calculations	4
5-Year Contract	4
Example of Variable Accumulation Unit Value Calculation	4
Example of Variable Annuity Unit Calculation	4
Example of Variable Annuity Payment Calculation	4
7-Year Contract	4
Example of Variable Accumulation Unit Value Calculation	4
Example of Variable Annuity Unit Calculation	4
Example of Variable Annuity Payment Calculation	4
9-Year Contract	5
Example of Variable Accumulation Unit Value Calculation	5
Example of Variable Annuity Unit Calculation	5
Example of Variable Annuity Payment Calculation	5
Distribution of the Contract	5
Custodian	5
Independent Registered Public Accounting Firm	6
Financial Statements	6

The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of the Sun Life Solutions (the “Contract”) issued by Sun Life Assurance Company of Canada (U.S.) (the “Company” or “Sun Life (U.S.)”) in connection with Sun Life of Canada (U.S.) Variable Account K (the “Variable Account”) which is not included in the Prospectus dated XXXXXXX, 2011. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Assurance Company of Canada (U.S.), P.O. Box 9133, Wellesley Hills, Massachusetts 02481, or by telephoning (800) 752-7216.

The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

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THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

Sun Life Financial Inc. (“Sun Life Financial”), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life (U.S.). Sun Life Financial ultimately controls Sun Life (U.S.) through the following intervening companies: Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life Financial (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., and Sun Life Global Investments Inc.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

A.M. Best’s Rating System is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company’s relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

Lipper Variable Insurance Products Performance Analysis Service is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

Standard & Poor’s insurance claims-paying ability rating is an opinion of an operating insurance company’s financial capacity to meet obligations of its insurance policies in accordance with their terms.

VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

Moody’s Investors Services, Inc.’s insurance claims-paying rating is a system of rating an insurance company’s financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody’s ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

Standard & Poor’s Index - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor’s 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor’s Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

Dow Jones Industrial Average (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

Morningstar, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and “style box” matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

Ibbotson Associates, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

In its advertisements and other sales literature for the Variable Account and the Funds, the Company intends to illustrate the advantages of the Contracts in a number of ways:

Dollar-Cost Averaging Illustrations. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

Systematic Withdrawal Program. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

The Company’s and the Funds’ Customers. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

The Company’s Assets, Size. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor’s, Fitch and A.M. Best Company above); it may refer to its assets; and it may discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria.

Compound Interest Illustrations. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how 3 different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. The third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.

	10 YEARS	20 YEARS	30 YEARS

Non-Tax-Deferred Account	$16,856	$28,413	$ 47,893

Tax-Deferred Account	$21,589	$46,610	$100,627

Tax-Deferred Account After Paying Taxes	$17,765	$34,528	$ 70,720

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACT OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59½, A 10% FEDERAL PENALTY TAX.

TAX-DEFERRED ACCUMULATION

In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract’s accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Variable Account’s investment returns. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contract or in general on a tax-deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contract in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge and the $50 annual Account Fee. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

In developing illustrative tax deferral charts, we will observe these general principles:

●	The assumed rate of earnings will be realistic.
●	The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
●	Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
●	A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59½ at the time of surrender.

The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary among Participants.

CALCULATIONS

[5-YEAR] CONTRACT

Example of Variable Accumulation Unit Value Calculation

Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go “ex-dividend” during the current Valuation Period. $18.38 ÷ $18.32 = 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00006095 (the daily equivalent of the current maximum charge of 2.20% on an annual basis) gives a net investment factor of 1.00321416. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6113801 (14.5645672 x 1.00321416).

Example of Variable Annuity Unit Calculation

Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been 12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.38470102 (12.3456789 x 1.00324203 (the Net Investment Factor based on the daily equivalent of maximum annuity phase charge of 1.20% on an annual basis) x 0.99991902). 0.99991902 is the factor, for a one day Valuation Period that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

Example of Variable Annuity Payment Calculation

Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.38470102. The first variable annuity payment would be $865.57 (8,765.4321 x 14.5645672 x 6.78 ÷ 1,000). The number of annuity units credited would be 70.1112 ($865.57 ÷ 12.3456789) and the second variable annuity payment would be $868.31 (70.1112 x 12.38407102).

[7-YEAR] CONTRACT

Example of Variable Accumulation Unit Value Calculation

Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go “ex-dividend” during the current Valuation Period. $18.38 ÷ $18.32 = 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00004976 (the daily equivalent of the current maximum charge of 1.80% on an annual basis) gives a net investment factor of 1.00322535. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6115633 (14.5645672 x 1.00322535).

Example of Variable Annuity Unit Calculation

Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been 12.3456789.  If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.38470102 (12.3456789 x 1.00323092 (the Net Investment Factor based on the daily equivalent of maximum annuity phase charge of 1.20% on an annual basis) x 0.99991902). 0.99991902 is the factor, for a one day Valuation Period that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

Example of Variable Annuity Payment Calculation

Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.38470102. The first variable annuity payment would be $865.57 (8,765.4321 x 14.5645672 x 6.78 ÷ 1,000). The number of annuity units credited would be 70.1112 ($865.57 ÷ 12.3456789) and the second variable annuity payment would be $868.31 (70.1112 x 12.38470102).

[9-YEAR] CONTRACT

Example of Variable Accumulation Unit Value Calculation

Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go “ex-dividend” during the current Valuation Period. $18.38 ÷ $18.32 = 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00004419 (the daily equivalent of the current maximum charge of 1.60% on an annual basis) gives a net investment factor of 1.00323092. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6116242 (14.5645672 x 1.00323092).

Example of Variable Annuity Unit Calculation

Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been 12.3456789.  If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.38470102 (12.3456789 x 1.00324203 (the Net Investment Factor based on the daily equivalent of maximum annuity phase charge of 1.20% on an annual basis) x 0.99991902). 0.99991902 is the factor, for a one day Valuation Period that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

Example of Variable Annuity Payment Calculation

Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.38470102. The first variable annuity payment would be $865.57 (8,765.4321 x 14.5645672 x 6.78 ÷ 1,000). The number of annuity units credited would be 70.1112 ($865.57 ÷ 12.3456789) and the second variable annuity payment would be $868.31 (70.1112 x 12.38470102).

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis through the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. (“Clarendon”).  Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company.

In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or other contracts offered by the Company.  Promotional incentives may change at any time.

Commissions will not be paid to selling agents with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contract, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading “Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates.” No commissions have been paid by the Variable Account to Clarendon.

CUSTODIAN

We are the Custodian of the assets of the Variable Account.  We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) included in this Statement of Additional Information have been audited by XXXX, an independent registered public accounting firm, as stated in their report appearing herein (which report, dated March 28, 2011, accompanying such financial statements expresses an unqualified opinion and includes an explanatory paragraph, referring to the Company changing its method of accounting and reporting for other-than-temporary impairments in 2009, and changing its method of accounting and reporting for fair value measurement of certain assets and liabilities in 2008), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.  Their office is located at 200 Berkeley Street, Boston, Massachusetts.

FINANCIAL STATEMENTS

The financial statements of Sun Life Assurance Company of Canada (U.S.) are included herein. The consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) are provided as relevant to its ability to meet its financial obligations under the Contracts and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

Financial Statements
Sun Life Assurance Company of Canada (U.S.)
To be Filed by Amendment

PART C
OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)	The following Financial Statements are included in the Registration Statement:

	A.	Condensed Financial Information - Accumulation Unit Values (Part A) (to be filed by amendment)

	B.	Financial Statements of the Depositor (Part B) (to be filed by amendment)

Audited:

		1	Report of Independent Registered Public Accounting Firm;
		2.	Consolidated Statements of Income, Years Ended December 31, 2010, 2009 and 2008;
		3.	Consolidated Balance Sheets, December 31, 2010 and 2009
		4.	Consolidated Statements of Comprehensive Income, Years Ended December 31, 2010, 2009 and 2008
		5.	Consolidated Statements of Stockholder's Equity, Years Ended December 31, 2010, 2009 and 2008;
		6.	Consolidated Statements of Cash Flows, Years Ended December 31, 2010, 2009 and 2008; and
		7.	Notes to Consolidated Financial Statements.

	C.	Financial Statements of the Registrant (Part B) (to be filed by amendment)

(b)	The following Exhibits are incorporated in the Registration Statement by reference unless otherwise indicated:

(1)	Resolution of Board of Directors of the Depositor dated November 8, 2006, authorizing the establishment of the Registrant;*

(2)	Not Applicable;

(3)(a)
Marketing Services Agreement between Sun Life Assurance Company of Canada (U.S.), Sun Life of Canada (U.S.) Distributors, Inc. and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(b)(i)
Specimen Sales Operations and General Agent Agreement (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(b)(ii)
Specimen Broker-Dealer Supervisory and Service Agreement (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(3)(b)(iii)
Specimen Registered Representatives Agent Agreement (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998);

(4)(a)	Specimen Flexible Payment Variable Annuity Contract; (to be filed by amendment)

(5)(a)	Specimen Application to be used with Contract filed as Exhibit 4; (to be filed by amendment)

(6)(a)	Certificate of Incorporation of the Depositor (Incorporated herein by reference to the Depositor's Form 10-K, File No. 333-82824, filed on March 29, 2004);

(6)(b)	By-Laws of the Depositor, as amended March 19, 2004 (Incorporated herein by reference to the Depositor's Form 10-K, File No. 333-82824, filed on March 29, 2004);

(7)	Not Applicable;

(8)(a)
Amended and Restated Participation Agreement by and among MFS/Sun Life Services Trust, Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, and Massachusetts Financial Services Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-107983, filed on May 28, 2004);

(8)(b)
Participation Agreement dated February 17, 1998 by and among the Depositor, AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-82957, filed on February 3, 2000);

(8)(c)
Amended and Restated Participation Agreement dated December 18, 2004, by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4, File No. 333-83516, filed on April 28, 2005);

(8)(d)
Participation Agreement dated December 1, 1996 by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Funds, and Fidelity Distributors Corporation (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-83516, filed on April 28, 2005);

(8)(e)
Participation Agreement dated May 1, 2001 by and among Sun Life Assurance Company of Canada (U.S.), the Depositor, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-82957, filed on July 27, 2001);

(8)(f)
Participation Agreement dated February 17, 1998 by and among Sun Life Assurance Company of Canada (U.S.), Lord Abbett Series Fund, Inc. and Lord, Abbett & Co. (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed on February 5, 2004);

(8)(g)
Participation Agreement dated February 15, 2005 among Nations Separate Account Trust, BACAP Distributors, LLC, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4, File No. 333-83516, filed on April 28, 2005);

(8)(h)
Participation Agreement Among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed on February 5, 2004);

(8)(i)
Participation Agreement Among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed on February 5, 2004);

(8)(j)
Participation Agreement, dated December 3, 2007, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Lazard Asset Management Securities LLC, and Lazard Retirement Series, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4, File No. 333-83516, filed on February 12, 2008);

(8)(k)
Participation Agreement, dated May 1, 2004, by and among Sun Life Assurance Company of Canada (U.S.), The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated and Morgan Stanley Investment Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-6 of Sun Life of Canada (US) Variable Account G, File No. 333-111688, filed on April 27, 2007);

(8)(l)
Participation Agreement, dated December 3, 2007, by and among Sun Life Assurance Company of Canada (U.S.), The Huntington Funds, Edgewood Services, Inc., and Huntington Asset Advisors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4, File No. 333-83516, filed on February 12, 2008);

(8)(m)
Participation Agreement, dated May 13, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Merrill Lynch Variable Series Funds, Inc., Merrill Lynch Investment Managers, L.P. and FAM Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form N-6, File No. 333-111688, filed with the Securities and Exchange Commission on December 30, 2005.)

(8)(n)
Participation Agreement Among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed on February 5, 2004);

(8)(o)
Participation Agreement, dated September 30, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, First Eagle Sogen Variable Funds, Inc. and Arnhold and S. Bleichroeder, Inc. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-143353, filed with the Securities and Exchange Commission on May 30, 2007);

(8)(p)	Participation Agreement with Wells Fargo; (to be filed by amendment)

(9)	Opinion of Counsel as to the legality of the securities being registered and Consent to its use; (to be filed by amendment)

(10)	Consent of Independent Registered Public Accounting Firm; (to be filed by amendment)

(11)	Financial Statement Schedules I and VI (Incorporated herein by reference to the Depositor's Form 10-K Annual Report for the fiscal year ended December 31, 2010, filed on March 28, 2011);

(12)	Not Applicable;

(13)	Schedule for Computation of Performance Quotations; (to be filed by amendment)

(14)	Not Applicable;

(15)(a)	Powers of Attorney (included as part of the Signature pages to this Registration Statement);

(15)(b)
Resolution of the Board of Directors of the depositor dated March 26, 2008, authorizing the use of powers of attorney for Officer signatures (Incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-83516, filed on February 27, 2009);

(16)
Organizational Chart (Incorporated herein by reference to Post-Effective Amendment No. 38 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-83516, filed on April 27, 2010).

* Filed herewith

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal Business Address	Positions and Offices With Depositor

Thomas A. Bogart Sun Life Assurance Company of Canada 150 King Street West, SC 114D10 Toronto, Ontario Canada M5H 1J9	Director

Scott M. Davis Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Counsel and Director

Stephen L. Deschenes Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Manager, Annuities and Director

Colm J. Freyne Sun Life Assurance Company of Canada 150 King Street West Toronto, Ontario Canada M5H 1J9	Director

Ronald H. Friesen Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Chief Financial Officer and Treasurer and Director

Terrence J. Mullen Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director

Westley V. Thompson Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	President, SLF U.S., and Director and Chairman

Michael S. Bloom Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Assistant Vice President and Senior Counsel and Secretary

Priscilla S. Brown Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Head of U.S. Marketing

David J. Healy Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Vice President, Sun Life Financial U.S. Operations

Larry R. Madge Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Chief Actuary

Stephen C. Peacher Sun Life Assurance Company of Canada 150 King Street West Toronto, ON M5H 1J9	Executive Vice President and Chief Investment Officer

Sean N. Woodroffe Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Vice President, Human Resources

Janet Whitehouse Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Manager, Individual Life Insurance

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), which is ultimately controlled by Sun Life Financial.

The organization chart of Sun Life Financial is incorporated herein by reference to Post-Effective Amendment No. 38 to the Registration Statement on Form N-4, File No. 333-83516, filed on April 27, 2010.

None of the companies listed in such Exhibit 16 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

Item 27. NUMBER OF CONTRACT OWNERS

None.

Item 28. INDEMNIFICATION

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.), as amended March 19, 2004 (a copy of which as filed as Exhibit 3.2 to Depositor’s Form 10-K, File No. 333-82824, filed on March 29, 2004), provides for the indemnification of directors, officers and employees of Sun Life Assurance Company of Canada (U.S.). Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Assurance Company of Canada (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

(a) Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, G, I, and K, Keyport Variable Account A, KMA Variable Account, Keyport Variable Account I, KBL Variable Account A, KBL Variable Annuity Account, Sun Life (N.Y.) Variable Accounts A, B, C, D,  J, and N, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, and Total Return Variable Account.

(b)	Name and Principal	Position and Offices
	Business Address*	with Underwriter

	Terrance J. Mullen	President and Director
	Scott M. Davis	Director
	Ronald H. Friesen	Director
	Michael S. Bloom	Secretary
	Ann B. Teixeira	Assistant Vice President, Compliance
	Kathleen T. Baron	Chief Compliance Officer
	William T. Evers	Assistant Vice President and Senior Counsel
	Jane F. Jette	Financial/Operations Principal and Treasurer
	Michelle Greco	Counsel
	Matthew S. MacMillen	Tax Officer

*The principal business address of all directors and officers of the principal underwriter, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481

(c) Inapplicable.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Assurance Company of Canada (U.S.) at its offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 or at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Item 31. MANAGEMENT SERVICES

Not Applicable.

Item 32. UNDERTAKINGS

The Registrant hereby undertakes:

(a)
To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b)
To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

(c)	To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

(d)
Representation with respect to Section 26(f)(2)(A) of the Investment Company Act of 1940: Sun Life Assurance Company of Canada (U.S.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 1st day of April, 2011.

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT K
(Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Depositor)

By: /s/ Westley V. Thompson
Westley V. Thompson
President, SLF U.S.

Attest:	/s/ Sandra M. DaDalt
Sandra M. DaDalt
Assistant Vice President and Senior Counsel

We the undersigned officers and directors of Sun Life Assurance Company of Canada (U.S.) hereby constitute and appoint Susan J. Lazzo, Michael S. Bloom, James J. Klopper, Sandra M. DaDalt, and Elizabeth B. Love, and each of them singly, our attorneys-in-fact, with full power to any of them, to sign, for each of us, in our names and in the capacities indicated below, the Registration Statement of Sun Life Assurance Company of Canada (U.S.) on Form N-4 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement under the Securities Act of 1933 and to deliver and file the same, with exhibits thereto, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor, Sun Life Assurance Company of Canada (U.S.), and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Westley V. Thompson	President, SLF U.S. and Director	April 1, 2011
Westley V. Thompson	(Principal Executive Officer)

/s/ Ronald H. Friesen	Senior Vice President and Chief Financial Officer	April 1, 2011
Ronald H. Friesen	and Treasurer and Director
(Principal Financial Officer)

/s/ Douglas C Miller	Vice President and Controller	April 1, 2011
Douglas C. Miller	(Principal Accounting Officer)

/s/ Thomas A. Bogart	Director	April 1, 2011
Thomas A. Bogart

/s/ Scott M. Davis	Director	April 1, 2011
Scott M. Davis

/s/ Stephen L. Deschenes	Director	April 1, 2011
Stephen L. Deschenes

/s/ Colm J. Freyne	Director	April 1, 2011
Colm J. Freyne

/s/ Terrence J. Mullen	Director	April 1, 2011
Terrence J. Mullen

EXHIBIT INDEX

(1)	Resolution of Board of Directors of the Depositor dated November 8, 2006, authorizing the establishment of the Registrant